EXHIBIT 2.1

DATED 13 SEPTEMBER 2018

(1) THE HANOVER INSURANCE GROUP, INC.

AND

(2) CHINA REINSURANCE (GROUP) CORPORATION

AGREEMENT

FOR THE SALE AND PURCHASE OF

SHARES IN THE CAPITAL OF

THE HANOVER INSURANCE INTERNATIONAL HOLDINGS LIMITED,

CHAUCER INSURANCE COMPANY DESIGNATED ACTIVITY COMPANY AND

HANOVER AUSTRALIA HOLDCO PTY LTD

(i)

SCHEDULE 3 LIMITATIONS ON THG’S LIABILITY	83

SCHEDULE 4 BUYER WARRANTIES	88

SCHEDULE 5 LEAKAGE AND PERMITTED LEAKAGE	89

SCHEDULE 6 LOCKED BOX ACCOUNTS

SCHEDULE 7 GROUP INTELLECTUAL PROPERTY

PART 1 – REGISTERED TRADE MARKS

PART 2 – DOMAIN NAMES

PART 3 – REGISTERED BUSINESS NAMES

SCHEDULE 8 THE PROPERTIES

SCHEDULE 9 TAX COVENANT	92

SCHEDULE 10 CONDUCT OF BUSINESS PENDING COMPLETION	110

SCHEDULE 11 FUNDS AT LLOYD’S

ANNEX A ANNOUNCEMENTS	115

ANNEX B FORM OF MAE CERTIFICATE	116

(ii)

Agreed Form Documents

1.	Disclosure Letter
2.	Stock transfer forms in respect of the Shares
3.	Indemnity in respect of lost share certificate
4.	Pre-registration powers of attorney
5.	Director’s resignation letter
6.	EGM Notice
7.	Transitional Services Agreement Term Sheet
8.	HSIB Transitional Services Term Sheet

(iii)

THIS AGREEMENT (this “Agreement”) is made on 13 September 2018

BETWEEN:

(1)	THE HANOVER INSURANCE GROUP, INC., a Delaware corporation with its headquarters at 440 Lincoln Street, Worcester, Massachusetts, United States of America (“THG”); and

(2)

CHINA REINSURANCE (GROUP) CORPORATION, a joint stock limited company incorporated in The People’s Republic of China and whose registered office is at No.11 Jinrong Avenue, Xicheng District, Beijing, China (the “Buyer”).

RECITALS:

(1)	The Companies (as defined below) are directly or indirectly owned by THG. Further details of the Companies are set out in Part 1 of Schedule 1.

(2)	THG has agreed to sell or procure the sale of, and the Buyer has agreed to purchase, the Shares (as defined below) upon the terms of, and subject to the conditions to, this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, the following words and expressions shall, unless otherwise specified or the context otherwise requires, have the following meanings:

“Accounts”	means the THG Segmental Accounts, the HIIH Accounts, the CIC Accounts, the HAH Accounts and the Other Group Company Accounts;

“Accounts Date”	means 31 December 2017;

“Act”	means the Companies Act 2006;

“Agent’s Agreement”	means the agent’s agreement prescribed by Lloyd’s Regulations to be entered into between a members’ agent and a managing agent;

“Announcement”	means each announcement in the form attached at Annex A;

“Anti-corruption Laws”	means any Laws relating to anti-bribery or anti-corruption, which apply to the business and dealings of the Group Companies in any jurisdiction in which the business of a Group Company is carried on, including the Bribery Act 2010;

“Antitrust Condition”	has the meaning given to that term in Clause 3.1.12;

“Authority”	means any applicable competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal of any applicable jurisdiction and whether supranational, national, regional or local;

“AXA Agreement”	has the meaning given to that term in paragraph 7.27 of Schedule 2;

“Board Resolution”	means a duly certified copy of an extract of minutes of a quorate meeting of the Board of Directors of the Buyer containing a unanimous resolution of that Board authorising and approving the execution, delivery and completion of this Agreement and the transactions contemplated hereunder;

“Boxed Tax Warranties”	means, solely to the extent they relate to Taxation, the warranties contained in paragraphs 1.3, 1.8, 3, 4, 12, 14, 15.2, 22 and 25 of Schedule 2;

“Break Fee”	has the meaning given to that term in Clause 3.11;

“Break Fee Trigger Event”

means:

(a)   the failure of the Buyer to satisfy the Buyer Shareholder Approval Condition or the Chinese Regulatory Condition and any other PRC regulatory approvals identified in this Agreement by the Initial Longstop Date;

(b)   the failure of the Buyer to obtain any other required regulatory approval for the Transactions (to the extent to which the same are subject to regulatory approvals) from any Authority in the PRC (which, for the avoidance of doubt, does not include the failure of the Buyer to obtain any notice, filing or submission that is immaterial, routine and/or merely for reporting purposes in connection with the Transactions (to the extent to which the same are subject to such notice, filing or submission) and which in and of itself is not a notice, filing or submission which the Buyer is required to have made in respect of regulatory approval for the Transactions (to the extent to which the same are subject to regulatory approvals) from an Authority in the PRC) by the Initial Longstop Date, which is predicated on laws or regulations in existence as of the date of this Agreement or which have on or before the date of this Agreement been announced as coming into force at any time after the date of this Agreement but on or before Completion; or

(c)   any preliminary or permanent injunction is issued, or other impediment is imposed, by a PRC governmental entity blocking Completion, which is predicated on laws or regulations in existence as of the date of this Agreement or which have on or before the date of this Agreement been announced as coming into force at any time after the date of this Agreement but on or before Completion.

A Break Fee Trigger Event shall not be construed or interpreted to apply in respect of, or as a consequence of, any changes in existing laws or regulations after the date of this Agreement (other than as set out in (c) above);

“Brexit”	means the withdrawal of the UK from the European Union following the referendum held in the UK on 23 June 2016;

“Budget”	means the expense budget for the Group for the calendar year ended 31 December 2018, a copy of which is contained in the Data Room;

“Business Day”	means any day (other than a Saturday, Sunday or a public holiday in England) on which clearing banks in Beijing, New York and the City of London are open for the transaction of normal banking business;

“Buyer Shareholder Approval Condition”	has the meaning given to that term in Clause 3.1.10;

“Buyer Warranties”	means the warranties contained in Schedule 4;

“Buyer’s Group”	means the Buyer and its Related Persons, including, from Completion, the Group Companies (and a reference to a “member of the Buyer’s Group” shall be construed as a reference to any of them);

“Buyer’s Permitted Assignee”	has the meaning given to that term in Clause 18.2.2;

“Buyer’s Solicitors”	means Sidley Austin LLP of Woolgate Exchange, 25 Basinghall Street, London, EC2V 5HA;

“Byelaw”	means a byelaw made under Lloyd’s Acts 1871 to 1982;

“Catastrophe”	means a severe loss, resulting from natural and/or manmade events, including risks such as hurricane, cyclone, typhoon, fire, earthquake, tsunami, flood, windstorm, tornado, hailstorm, severe winter weather, drought, explosion, terrorism, riots and other similar events that result in multiple losses to independent risks within one or more classes of business, as determined consistent with the Group Companies’ past practice for reporting in THG’s 10-K, and to the extent that there is any uncertainty or ambiguity as to the meaning of Catastrophe, Lloyd’s major loss event coding for catastrophes shall be determinative;

“Catastrophe Losses”	means the loss and LAE, including IBNR, net of reinsurance, salvage and subrogation incurred or arising against the Corporate Members during and for the 2018 current accident year for Catastrophe events occurring during the 2018 calendar year (and for the avoidance of doubt excluding prior or subsequent year results) determined in accordance with the Syndicates’ reserving policy and consistent with the Syndicates’ past practice for reporting in THG’s 10-K;

“CBI”	means the Central Bank of Ireland;

“CBIRC”	means the China Banking and Insurance Regulatory Commission;

“Certification”	has the meaning given to the term in Clause 4.9;

“Charge over Account”	has the meaning given to the term in the FAL LOC Facility Agreement;

“Chinese Regulatory Condition”	has the meaning given to that term in Clause 3.1.9;

“CHL”	means Chaucer Holdings Limited (formerly Chaucer Holdings PLC), a company registered in England and Wales under company number 02847982 and whose registered office is at Plantation Place, 30 Fenchurch Street, London EC3M 3AD;

“CIC”	means Chaucer Insurance Company Designated Activity Company, a company registered in the Republic of Ireland under company number 587682 and whose registered office is at 38 & 39 Baggot Street Lower, Dublin 2, Ireland;

“CIC Accounts”	means the audited statement of the financial position of CIC as at, and the audited profit and loss account of CIC, the audited cash flow statement of CIC and the audited statement of changes in equity of CIC for the financial period ended on, the Accounts Date, together with the notes relating to them, the directors’ and auditor’s reports on them and all other statements incorporated in each of them;

“CIC Shares”	means the 1,000,001 ordinary shares of US$1.00 each in the capital of CIC, comprising all of the shares in the capital of CIC;

“Claim”	means all and any of a Fundamental Warranty Claim, a General Warranty Claim, a Tax Claim, a Leakage Claim and any other claim by the Buyer under the provisions of this Agreement (or any agreement in the agreed form) or in connection with the subject matter of this Agreement;

“Code”	has the meaning given to that term in paragraph 1.1 of Schedule 9;

“Companies”	means HIIH, CIC and HAH (and a reference to a “Company” shall be a reference to any of them);

“Completion”	means completion of the sale and purchase of the Shares in accordance with Clause 7;

“Completion Date”	means the fifth Business Day following satisfaction or waiver (in accordance with this Agreement) of all the Conditions or, if Completion is deferred pursuant to Clause 7.5.1, the date to which Completion is so deferred, or such other date as THG and the Buyer shall agree in writing;

“Conditions”	has the meaning given to that term in Clause 3.1;

“Confidential Information”	has the meaning given to that term in Clause 13.1;

“Consideration”	has the meaning given to that term in Clause 4.1;

“Contingent Consideration”	has the meaning given to that term in Clause 4.5;

“Contractor”	means a person who is not an Employee or a worker and who is providing services to a Group Company under a consultancy or contractor agreement, or an agreement that is not a contract of employment with a Group Company;

“Corporate Members”	means Chaucer Dedicated Limited, Chaucer Corporate Capital Limited, Chaucer Corporate Capital (No. 2) Limited, Chaucer Corporate Capital (No. 3) Limited, ALIT (No. 1) Limited, ALIT (No. 2) Limited, ALIT (No.3) Limited, ALIT (No. 4) Limited and ALIT (No. 5) Limited, and each of them respectively;

“Council”	means the Council of Lloyd’s as constituted by the Lloyd’s Act 1982, including its delegates and persons by whom it acts;

“CSL”	means Chaucer Syndicates Limited, a company registered in England and Wales under company number 00184915 and whose registered office is at Plantation Place, 30 Fenchurch Street, London EC3M 3AD;

“CTA 2010”	means the UK Corporation Tax Act 2010;

“CUSL”	means Chaucer Underwriting Services Limited;

“Cyber Security Incident”	has the meaning given to that term in paragraph 21.2 of Schedule 2;

“Data Protection Legislation”	means any and all applicable data protection and privacy Laws in force from time to time in those parts of the world in which the Group is established, operates and/or processes personal data (either directly or via a third party), including Regulation (EU) 2016/679, the Data Protection Act 2018 and the Privacy and Electronic Communications (EC Directive) Regulations 2003;

“Data Room”	means the HR Data Room and the Project Hydrangea virtual data room hosted by Intralinks, Inc. containing the documents (including correspondence and information) made available by or on behalf of THG or any Group Company for inspection by or on behalf of the Buyer (including the Buyer’s agents and advisers) in relation to, or in connection with, each Group Company and their businesses, a copy of the contents of which are on a CD-ROM / DVD (and/or such other electronic storage media reasonably requested by either party) and provided to the Buyer’s Solicitors and THG’s Solicitors on or prior to the date of this Agreement and any document attached or annexed to the Disclosure Letter;

“DFSA”	means the Dubai Financial Services Authority;

“Disclosed Documents”	means the Information Memorandum, the Management Presentation, the External Actuarial Report and the Limited Review Report;

“Disclosure Letter”	means the letter from THG to the Buyer in the agreed form and executed by THG and the Buyer and delivered to the Buyer immediately following the execution of this Agreement by the parties relating to the Warranties, together with the Data Room, the Disclosed Documents and any other documents attached or annexed thereto;

“Dividend”	means the dividend of US$85,000,000 paid by HIIH to THG between the Locked Box Date and Completion;

“Dormant Subsidiaries”	means Chaucer Insurance Group PLC, Aberdeen Underwriting Advisers Limited, ALIT Underwriting Limited, ALIT (No. 1) Limited, ALIT (No. 2) Limited, ALIT (No. 3) Limited, ALIT (No. 4) Limited, ALIT (No. 5) Limited, Chaucer Consortium Underwriting Limited, Insurance4CargoServices Limited, Chaucer GmbH Erst und Rueckversicherungsagentur and Chaucer Latin America SA (and a reference to a “Dormant Subsidiary” shall be a reference to any of them);

“Effect”	means any change, event, circumstance or effect;

“EGM”	means the extraordinary general meeting of the holders of the ordinary shares in the capital of the Buyer with a nominal value of RMB 1.00 each (including H shares and domestic shares) (“Shareholders”) to be convened and held by the Buyer in accordance with the Articles of Association of the Buyer and the Rules of the Hong Kong Stock Exchange and at which the Resolution will be put to Shareholders, and any adjournment of such meeting to which THG has given its prior written consent;

“EGM Notice”	means the notice, in the agreed form (subject only to any amendments which an Authority may require after the date of this Agreement), to be sent by the Buyer to the Shareholders to convene the EGM, such notice containing the text of the Resolution and a unanimous recommendation to Shareholders from the Board of Directors of the Buyer to vote in favour of the Resolution;

“Employee”	means a director (other than Jeffrey Farber or any director with an asterisk (*) next to his or her name in Schedule 1) or officer (whether or not employed by a Group Company) or employee of a Group Company;

“Encumbrance”	means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption or other third party right, interest or claim of any kind, or any other encumbrance or security interest of any kind (including any liability imposed or right conferred by or under any legislation) or any other type of preferential arrangement (including a title transfer or retention arrangement) having similar effect;

“Escrow Account”	means the interest-bearing deposit account in the name of the Escrow Agent to be opened at the escrow bank at Completion in accordance with Clauses 4.5 to 4.13 and the Escrow Letter;

“Escrow Agent”	means such bank as is agreed upon by the Buyer and the Seller after the date of this Agreement, and in the event that the parties shall have failed to agree upon the identity of the Escrow Agent and to have appointed the same within 30 days of the date of this Agreement, shall mean such bank as is appointed by the Expert on the application of either Party and Clause 4.12 shall apply mutatis mutandis;

“Escrow Letter”	means the letter, in agreed form, from the Buyer and THG instructing and authorising the Escrow Agent to establish and operate the Escrow Account;

“EU Merger Regulation”	means Council Regulation (EC) 139/2004 on the control of concentrations between undertakings;

“Expert”	means a partner or principal of an independent firm of actuaries of international repute, who is also a Fellow of the Casualty Actuarial Society (US) or the Institute and Faculty of Actuaries (UK), appointed in accordance with Clause 4.12 to resolve any dispute arising between the parties in connection with Clauses 4.5 to 4.13;

“External Actuarial Report”	means the Report on the Estimate of Unpaid Liabilities in respect of Syndicates 1084 and 1176 as at 31 December 2017 dated 19 March 2018 prepared by PricewaterhouseCoopers LLP circulated to the Buyer on or about 30 April 2018;

“FAL LOC Facility Agreement”	means the standby letter of credit facility agreement between, amongst others, CHL, Lloyds Bank plc, ING Bank N.V., London Branch, HIIH and Chaucer Corporate Capital (No. 3) Limited, as amended and restated on 27 October 2017;

“FAL LOC Finance Parties”	means the “Finance Parties” as defined in the FAL LOC Facility Agreement;

“FAL LOC Guarantee”	means the guarantee between THG and Lloyds Bank plc, relating to the FAL LOC Facility Agreement, as amended and restated on 27 October 2017;

“FAL Staff”	has the meaning given to that term in Clause 6.4.10;

“FCA”	means the Financial Conduct Authority;

“Financial Obligation”	has the meaning given to that term in paragraph 15.1.1 of Schedule 2;

“Franchise Board”	means the Franchise Board established by the Council or any subcommittee or officer or employee of Lloyd’s authorised by the Council or Franchise Board to discharge the duties and functions or to exercise the powers and discretions specified in such authorisation;

“FSMA”	means the Financial Services & Markets Act 2000 (as amended);

“Full Title Guarantee”	means with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee;

“Fundamental Warranties”	means the warranties given by THG in Clauses 8.1.1 to 8.1.16 (inclusive);

“Fundamental Warranty Claim”	means a claim against THG in respect of the Fundamental Warranties;

“Funds at Lloyd’s”	has the meaning given to that term in the Lloyd’s Membership Byelaw (No. 5 of 2005);

“General Warranties”	means the warranties contained in Schedule 2, excluding the Boxed Tax Warranties to the extent they relate to Taxation, but otherwise including the Boxed Tax Warranties;

“General Warranty Claim”	means a claim against THG in respect of the General Warranties;

“Group”	means the Companies and the Subsidiaries;

“Group Company”	means any member of the Group (and a reference to “Group Companies” shall be a reference to any two or more of them);

“Group Intellectual Property”	means all Intellectual Property owned by the Group at the date of this Agreement, including those items set out in Schedule 7;

“HAH”	means Hanover Australia HoldCo Pty Ltd, a company registered in Australia under company number 619 125 898 and whose registered office is at Suite 12, 37 Bligh Street, Sydney, NSW 2000, Australia;

“HAH Accounts”	means the audited consolidated statement of the financial position of the HAH Group as at, and the audited consolidated statement of comprehensive income of the HAH Group, the audited consolidated statement of changes in equity of the HAH Group and the audited consolidated cash flow statement of the HAH Group for the financial period ended on, the Accounts Date, together with the notes relating to them, the directors’ and auditor’s reports on them and all other statements incorporated in each of them;

“HAH Group”	means HAH and the HAH Subsidiaries;

“HAH Shares”	means the 1,000,001 ordinary shares (1 with a paid up amount of AUD 1.00 and 1,000,000 with a paid up amount of AUD 6.40 each) in the capital of HAH, comprising all of the shares in the capital of HAH;

“HAH Subsidiaries”	means the subsidiaries of HAH, brief details of which are set out in Part 3 of Schedule 1;

“HIIH”	means The Hanover Insurance International Holdings Limited, a company registered in England and Wales under company number 07606589 and whose registered office is at 4th Floor, Plantation Place, 30 Fenchurch Street, London EC3M 3AD;

“HIIH Accounts”	means the audited statement of the financial position of HIIH as at, and the audited statement of comprehensive income of HIIH and the audited statement of changes in equity of HIIH for the financial period ended on, the Accounts Date, together with the notes relating to them, the strategic report, the directors’ and auditor’s reports on them and all other statements incorporated in each of them;

“HIIH Shares”	means the 100 ordinary shares of £1.00 each in the capital of HIIH, comprising all of the shares in the capital of HIIH;

“HIIH Subsidiaries”	means the subsidiaries of HIIH, brief details of which are set out in Part 2 of Schedule 1;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“HR Data Room”	means the Hydrangea HR virtual data room hosted by Intralinks, Inc. containing the documents (including correspondence and information) and materials made available by or on behalf of THG or any Group Company for inspection by or on behalf of the Buyer (including the Buyer’s agents and advisers) relating to, or in connection with, specific employee matters, a copy of the contents of which are on a CD-ROM / DVD (and/or such other electronic storage media reasonably requested by either party) and provided to the Buyer’s Solicitors and THG’s Solicitors on or prior to the date of this Agreement;

“HSIB”	means Hanover Specialty Insurance Brokers, Inc., a Virginia company with corporate charter number 02012359 and whose registered office is at 4701 Cox Road, Suite 285, Glen Allen, Virginia 23060-6802, United States of America;

“HSIB Coverholder Agreement”	means an agreement to be entered into between HSIB and CSL in the form of the model United States of America Binding Authority Agreement approved by Lloyd’s and with the Schedule to such agreement in the agreed form;

“IBNR”	means incurred but not reported claims;

“Indemnified Matters”	has the meaning given to that term in Clause 8.10;

“Information Memorandum”	means the Project Hydrangea Confidential Information Memorandum dated April 2018 circulated to the Buyer on or about 26 April 2018;

“Information Technology Systems”	means all communications systems and computer systems used by a Group Company including all hardware, software and websites but excluding networks generally available to the public;

“Initial Consideration”	has the meaning given to that term in Clause 4.1;

“Initial Longstop Date”	has the meaning given to that term in Clause 3.1;

“Insolvency Proceedings”	means any formal insolvency proceedings, whether in or out of court, including proceedings or steps leading to any form of bankruptcy, liquidation, administration, receivership, arrangement or scheme with creditors, moratorium, stay or limitation of creditors’ rights, interim or provisional supervision by a court or court appointee, winding-up or striking-off, or any distress, execution or other process levied, or any event analogous to any such events in any jurisdiction outside England and Wales;

“Insurance Policy”	has the meaning given to that term in paragraph 17.1 of Schedule 2;

“Intellectual Property”

means all intellectual property rights, including:

(a)   patents, registered and unregistered trade and service marks, business names, domain names, copyright and moral rights and neighbouring and related rights, rights to sue for passing off or unfair competition, rights in designs, rights in inventions, database rights and topography rights (whether or not registered);

(b)   applications for any of the rights in paragraph (a) above, together with the right to apply for registration of such rights; and

(c)   know-how, trade secrets, Confidential Information of the Group, all rights of privacy and confidentiality, technical information, customer, broker, coverholder and supplier lists and any other proprietary knowledge and/or information of whatever nature and howsoever arising, together with any rights or types of protection of the same or of a similar nature to those listed in paragraph (a), (b) or (c) above which may subsist anywhere in the world and in each case for their full term and/or effect;

“LAE”	means loss adjustment expenses;

“Law” or “Laws”	means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any applicable jurisdiction from time to time (including the City Code on Takeovers and Mergers);

“LCIA Rules”	has the meaning given to that term in Clause 28.2;

“Leakage”	has the meaning given to that term in paragraph 1 of Schedule 5;

“Leakage Amount”	has the meaning given to that term in Clause 5.2;

“Leakage Certificate”	has the meaning given to that term in Clause 5.2;

“Leakage Claim”	means a written demand for payment under Clause 5.3;

“Leakage Undertaking”	has the meaning given to that term in Clause 5.1;

“Leases”	means all leases and/or licences pursuant to which the Properties are held, used or occupied by a Group Company, details of which are set out in Schedule 8;

“Limited Review Report”	means the Project Hydrangea Limited Review of Financial Model Report dated 19 March 2018 prepared by Ernst & Young LLP circulated to the Buyer on or about 30 April 2018;

“Lloyd’s”	means the Society and Corporation of Lloyd’s created and governed by Lloyd’s Acts 1871 to 1982, including for the avoidance of doubt the Franchise Board;

“Lloyd’s Regulations”	means the Lloyd’s Acts 1871 to 1982, the Byelaws and regulations made from time to time pursuant thereto and the requirements of the Council;

“Loan Undertaking Amount”	has the meaning given to that term in paragraph 2.2 of Schedule 10;

“Locked Box Accounts”	means the non-statutory unaudited combined balance sheet of the Group made up to the Locked Box Date and as set out in Schedule 6;

“Locked Box Date”	means 31 March 2018;

“Loss”	means, in relation to any matter, all liabilities, losses, claims, reasonably incurred costs (including reasonably incurred costs of enforcement and reasonably and properly incurred legal costs and expenses), damages, awards, charges, demands, proceedings, penalties, fines, expenses, Taxes and/or any other liabilities incurred or sustained relating to that matter (and “Losses” shall be construed accordingly);

“LTIPs”	means The Hanover Insurance Group 2014 Long-Term Incentive Plan (including restricted stock unit agreements made under such plan), the Chaucer 2016 Long-Term Cash Incentive Plan, the Chaucer 2017 Long-Term Cash Incentive Plan and the Chaucer 2018 Long-Term Cash Incentive Plan, copies of which are contained in the Data Room;

“MAE”

means any Effect, whether alone or in combination with any other Effect, which has, or which is reasonably likely to have, a material adverse effect on the business, assets, value, profits, financial condition or results, or operations of the Group taken as a whole and in light of the business in which the Group operates, provided that none of the following shall constitute or be deemed to contribute to a material adverse effect, and shall not otherwise be taken into account in determining whether a material adverse effect has occurred or would be reasonably likely to occur, namely any adverse effect arising out of, resulting from or attributable to:

(a)   an event or series of events or circumstances affecting economic or capital markets, the global economy, interest rates, exchange rates, unemployment rates, commodity prices or other general economic conditions or political conditions generally in any of the countries or product markets in which the Group operates;

(b)   changes in conditions generally affecting the insurance, reinsurance or risk management industries in which the Group operates;

(c)   changes or prospective changes in Laws or accounting standards or practices or the enforcement or interpretation thereof;

(d)   any matter fairly disclosed in the Disclosure Letter or the Data Room;

(e)   the transactions contemplated by any of the Transaction Documents;

(f)   the negotiation, execution or the announcement of, the consummation of the transactions contemplated by, or the performance of obligations under, this Agreement or the other Transaction Documents (including effects related to compliance with the covenants contained herein or the failure to take any action as a result of any restrictions or prohibitions set forth herein) and the impact of any of the foregoing on any relationships with policyholders, brokers, agents, suppliers, vendors, business partners, employees or regulators;

(g)   the identity of or the effect of any facts or circumstances relating to the Buyer or its affiliates;

(h)   actions permitted or required to be taken or omitted pursuant to this Agreement or taken with Buyer’s consent or not taken because of Buyer’s failure to consent;

(i)  the effect of any action taken by the Buyer or its affiliates with respect to the transactions contemplated hereby;

(j)  any natural disasters, or any escalation or worsening of any such natural disasters;

(k)   hostilities, acts of war, sabotage, terrorism, military actions or man-made disaster, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism, military actions or man-made disaster;

(l)  any ratings downgrade or announcement thereof by any ratings agency in respect of the Group (but for the avoidance of doubt, the underlying facts and circumstances resulting in such ratings downgrade (other than any matter fairly disclosed in the Disclosure Letter or in the Data Room) may be considered in determining whether a material adverse effect has occurred); or

(m) the potential departure of the United Kingdom (or any part thereof) from the European Union, negotiations with respect to passporting rights (as defined in the UK Financial Conduct Authority handbook) and any resultant effects thereof, provided that the matters in items (a), (b), (c) and (m) above shall be taken into account if and only to the extent that they have a materially and disproportionately adverse effect with respect to the Group as compared to other similarly situated participants engaged in the industries and lines of insurance business in which the Group operates;

“MAE Certificate”	has the meaning given that term in Clause 3.1.11 and in the form attached at Annex B;

“MAE Condition”	has the meaning given to that term in Clause 3.1.11;

“Management Accounts”	means the three-month unaudited combined profit and loss account of the Group as at 30 June 2018, a copy of which appears in the Data Room;

“Management Presentation”	means the Project Hydrangea Management Presentation circulated to the Buyer on or about 10 June 2018;

“Managing Agent’s Agreement”	means the managing agent’s agreement prescribed by Lloyd’s Regulations to be entered into between a Member and a managing agent;

“MAS”	means the Monetary Authority of Singapore;

“Material Agreement”	means any legally binding contract or arrangement entered into by a Group Company pursuant to which such Group Company receives or will receive income of £1,000,000 or more per calendar year or involving expenditure by such Group Company of £1,000,000 or more per calendar year, but excluding a Policy or Policies;

“Member”	means a person who has been duly admitted to membership of Lloyd’s pursuant to the Membership Byelaw (No. 5 of 2005);

“Members’ Agent’s Agreement”	means the members’ agent’s agreement prescribed by Lloyd’s Regulations to be entered into between a Member and a members’ agent;

“Memorandum”	has the meaning given to that term in Clause 6.3.2(a);

“NDRC”	means the National Development and Reform Commission;

“New Pensions Guarantee”	means the THG guarantee in favour of the Trustee as trustee of the Chaucer Pension Scheme dated 26 April 2018 and replacing the Replaced Pensions Guarantee;

“NPE”	means the net premiums earned by the Corporate Members in calendar year 2018, as reported to THG consistent with the Syndicate’s past practice for reporting in THG’s 10-K;

“Non-Disclosure Agreement”	means the non-disclosure agreement entered into between THG and the Buyer on 26 April 2018;

“Non-PRC Illegality Condition”	has the meaning given to that term in Clause 3.1.13;

“Opus Agreements”

means:

(a)   the advisory agreement entered into between Opus Investment Management, Inc. and CIC on 8 June 2017; and

(b)   the advisory agreement entered into between Opus Investment Management, Inc., CHL and CSL as amended and restated on 13 August 2012;

“Other Group Company Accounts”	means the audited or unaudited (as the case may be) statement of the financial position of each Group Company (other than the Companies) as at, and (if applicable) the audited or unaudited (as the case may be) profit and loss account of each such Group Company, the audited or unaudited (as the case may be) cash flow statement of such Group Company and the audited or unaudited (as the case may be) statement of changes in equity of such Group Company for the financial period ended on, the Accounts Date, together (if, and to the extent, applicable) with the notes relating to them, the directors’ and auditor’s reports on them and all other statements incorporated in each of them;

“Owned Property”	means the Property owned freehold as set out in Schedule 8;

“Pension Schemes”	means (i) the Chaucer Pension Scheme (defined benefit scheme), (ii) the Chaucer Pension and Savings Plan run by Friends Life (defined contribution scheme), (iii) the Active Plus III Universal Strategic Lifestyle Profile managed by Standard Life (Lonham defined contribution scheme), and (iv) the CIC Pension Plan (CIC defined contribution scheme);

“Permitted Leakage”	has the meaning given to that term in paragraph 2 of Schedule 5;

“Policies”	means policies of insurance or reinsurance written, issued or assumed by the Syndicates or CIC that are in force as at the date of this Agreement and in respect of which the Corporate Members or CIC retain any subsisting liability as at the date of this Agreement (and a reference to a “Policy” shall be a reference to any of them);

“Postponed Longstop Date”	has the meaning given to that term in Clause 3.9;

“PRA”	means the Prudential Regulation Authority;

“PRA Rulebook”	means the rules of the PRA as in force from time to time;

“PRC”	means the People’s Republic of China, excluding the Special Administrative Regions;

“Pre-Completion Reorganisation”	means any actions, steps or further arrangements to be taken or implemented by, or in connection with, HIIH and its subsidiary undertakings (but not CIC or HAH and their respective subsidiary undertakings) under the Pre-Completion Reorganisation Steps Paper (as supplemented by a memorandum (document 10.5 in the Data Room) from Jeffrey Farber of The Hanover Insurance Group, to the Buyer and its advisers, dated 28 August 2018), including, for the avoidance of doubt, any actions, steps or further arrangements taken or implemented by any such Group Company solely as a consequence of all or any part of the Pre-Completion Reorganisation not being implemented or being Unwound;

“Pre-Completion Reorganisation Steps Paper”	means document 10.4 in the Data Room;

“Pre-contractual Statement”	has the meaning given to that term in Clause 24.2;

“Proceedings”	means any action or proceedings before a court or tribunal or a statutory, governmental or regulatory body (including an arbitration);

“Properties”	means the properties set out in Schedule 8;

“Qualifying Claim”	has the meaning given to it in paragraph 1.1.1 of Schedule 3;

“Quota Share Agreement”	means the 90% quota share agreement between THIC as the reinsurer and CIC as the cedant, effective as of 1 January 2017;

“Related Person”

means:

(a)   in relation to a person which is a partnership, any adviser to, manager and/or general partner of that partnership and any entity which is a subsidiary undertaking or parent undertaking of that adviser, general partner or manager and any subsidiary undertaking of any such parent undertaking;

(b)   in relation to a person that is an undertaking, any subsidiary undertaking or parent undertaking of that person and any subsidiary undertaking of any such parent undertaking;

(c)   in relation to a person that is an individual, any spouse, co-habitee and/or lineal descendants by blood or adoption or any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settler; and

(d)   any Related Person of any person in paragraphs (a) to (c) of this definition of Related Person;

“Replaced Pensions Guarantee”	means the THG guarantee in favour of E N Noble, S A Smith, Bridge Trustees Limited, M I Smith and D S Mead as trustees of the Chaucer Pension Scheme dated 8 May 2014 and replaced by the New Pensions Guarantee;

“Resolution”	means the resolution relating to the approval of the consummation of the sale and purchase of the Shares and the Transactions under this Agreement, to be put to Shareholders at the EGM;

“Retention and Success Payments”	means only the “Retention Award” and “Success Fee” payments referred to in folder 6.4.7.1 of the Data Room;

“SAFE”	means the State Administration of Foreign Exchange;

“Seller”	means: (a) in respect of the HIIH Shares, THG; (b) in respect of the CIC Shares, THIC; and (c) in respect of the HAH Shares, THG, (and “Sellers” shall be construed accordingly);

“Senior Employee”	means any Employee whose annual base salary is more than £175,000 as at the date of this Agreement;

“Service Company”	means Chaucer Singapore Pte Ltd, Chaucer Labuan Limited, Chaucer Underwriting A/S, Chaucer MENA Underwriting Limited or Lonham Group Limited;

“Service Company Coverholder”	has the meaning given in the Lloyd’s Definitions Byelaw (No. 7 of 2005);

“Services Agreements”

means:

(a)   the services agreement entered into between, among others, THIC and CHL on 31 December 2012; and

(b)   the service company underwriting agreement entered into between HSIB and CSL effective 1 January 2018;

“Shareholders”	has the meaning given to that term in the definition of EGM;

“Shares”	means the HIIH Shares, the CIC Shares and the HAH Shares;

“SPV”	means any special purpose vehicle set up by the Buyer or within the Buyer’s Group, for the purposes of acquiring any of the Shares;

“Subsidiaries”	means the HIIH Subsidiaries and the HAH Subsidiaries;

“Syndicates”	means syndicates 1084 and 1176 at Lloyd’s, each as constituted from time to time (and a reference to a “Syndicate” shall be a reference to any of them);

“Tax” or “Taxation”	has the meaning given to that term in the Tax Covenant;

“Tax Authority”	has the meaning given to that term in the Tax Covenant;

“Tax Claim”	means a claim against THG in respect of the Tax Covenant or a Tax Warranty Claim;

“Tax Covenant”	means the covenant contained in Schedule 9;

“Tax Relief”	has the meaning given to that term in paragraph 1.1 of Schedule 9;

“Tax Warranty Claim”	means a claim against THG in respect of the Boxed Tax Warranties;

“THG Account”	means the following bank account of THG: Beneficiary Bank: Deutsche Bank Trust Company Americas SWIFT: BKTRUS33 Account Name: The Hanover Insurance Group, Inc. Account Number: 00321453;

“THG Account Control Agreement”	means the “Account Control Agreement” as defined in the FAL LOC Facility Agreement;

“THG AUD Loan”	means the AUD 9,600,000 loan from THG to HAH;

“THG Group”	means THG and any subsidiary undertaking of THG from time to time but excluding, following Completion, any Group Company (and a reference to a “member of the THG Group” shall be construed as a reference to any of them);

“THG Line of Credit”	means the US$30,000,000 line of credit facility from THG to Chaucer Corporate Capital (No. 3) Limited;

“THG Loan Reorganisation”	means the reorganisation of the THG USD Loan and/or the THG AUD Loan, including, in each case, whether alone or in combination with any other method of reorganisation, any assignment, novation, transfer, capitalisation or waiver without capitalisation of the THG USD Loan and/or THG AUD Loan (as applicable), provided that the reorganisation of the THG USD Loan adheres to the proposed method of reorganisation contained in Data Room (namely, The Hanover (Barbados) Capital SRL distributing the loan and unpaid interest receivable to THG as dividend in kind, followed by THG making a capital contribution of the receivable to HIIH in exchange for share capital/premium);

“THG Permitted Assignee”	has the meaning given to that term in Clause 18.2.1;

“THG Pledge Agreement”	means the pledge agreement entered into between THG and Lloyds Bank plc on 21 December 2017 in connection with the FAL LOC Facility Agreement;

“THG Segmental Accounts”	means such portions of the audited or unaudited (as the case may be) financial information of THG which concern the Group (referred to as the operating “Chaucer segment” of THG) contained in the publicly filed accounts of THG (including in THG’s 10-K) as at and for the financial periods ended on the Accounts Date and on 31 March 2018, together with the notes relating to them;

“THG USD Loan”	means the US$300,000,000 loan from THG to HIIH, the benefit of which has been assigned to The Hanover (Barbados) Capital SRL;

“THG’s Solicitors”	means Debevoise & Plimpton LLP of 65 Gresham Street, London, EC2V 7NQ, UK;

“THG’s 10-K”	means THG’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission from time to time;

“THG’s 10-K 2018”	means THG’s Annual Report on Form 10-K as filed or to be filed (as the case may be) with the U.S. Securities and Exchange Commission for the fiscal year ended 31 December 2018;

“THIC”	means The Hanover Insurance Company, a company registered in New Hampshire under company number 14366 and whose registered office is at 1 Executive Park Drive, Second Floor, Bedford, New Hampshire, United States of America 03110-5905;

“THIC Guarantee”	means the guarantee deed between THIC and CIC, dated 27 November 2017;

“THIC Loan”	means the US$65,000,000 loan from THIC to CHL;

“Third Party Claim”	has the meaning given to that term in paragraph 7.1 of Schedule 3;

“TIOPA 2010”	means the UK Taxation (International and Other Provisions) Act 2010;

“Transaction Documents”	means the Disclosure Letter and, pursuant to Clause 7, the documents to be delivered by the parties at Completion;

“Transactions”	means the consummation of the sale and purchase of the Shares , the other matters contemplated in this Agreement and delivery or entering into of Transaction Documents, in each case, at Completion. For the avoidance of doubt, the Transactions do not include the incorporation of the SPVs and/or the subsequent transfer of the SPVs to the Buyer or the applicable member of the Buyer’s Group and/or any increase of the guarantee limit of the Buyer or any member of the Buyer’s Group, and nor do the Transactions include the Pre-Completion Reorganisation or the THG Loan Reorganisation;

“Transitional Services Agreement”	means the transitional services agreement with respect to certain IT-related services, based on the agreed form transitional services agreement term sheet, to be entered into by THIC and CUSL at Completion;

“Trustee”	means Chaucer Pension Scheme Trustees Limited;

“UK”	means the United Kingdom of Great Britain and Northern Ireland;

“Unwinding”	has the meaning given to that term in Clause 6.3.1(c);

“U.S.”	means the United States of America;

“US$” or “U.S. dollars”	means United States dollars, the lawful currency for the time being of the U.S.;

“VAT”	means within the European Union, such Tax as may be levied in accordance with EC Directive 2006/112/EC (as amended from time to time), and outside the European Union, any other tax of a similar nature, wherever imposed;

“Warranties”	means the Fundamental Warranties, the General Warranties and the Boxed Tax Warranties;

“Warranty Claim”	means all and any of a Fundamental Warranty Claim, a General Warranty Claim and/or a Tax Warranty Claim; and

“Year of Account”	means an underwriting year of account as defined in Lloyd’s Regulations.

1.2	In this Agreement, unless otherwise specified or the context otherwise requires:

1.2.1	words importing the singular only shall include the plural and vice versa and words importing a gender include every gender;

1.2.2	a reference to this Agreement includes this Agreement as may be amended or supplemented in accordance with its terms;

1.2.3	a reference to a Clause or Schedule is a reference to a clause of, or schedule to, this Agreement;

1.2.4	a reference to a paragraph is a reference to a paragraph of a Schedule;

1.2.5

a reference to a document “in the agreed form” is a reference to a document in the form approved and, for the purposes of identification only, signed by or on behalf of THG and the Buyer (in each case with such amendments as may be agreed by or on behalf of THG and the Buyer);

1.2.6

a reference to a statutory provision includes a reference to that provision as modified, replaced, amended and/or re-enacted from time to time (whether before or after the date of this Agreement), any statute, statutory provision or subordinate legislation which it amends or re-enacts and any prior or subsequent subordinate legislation made under it;

1.2.7	a reference to “costs” includes a reference to costs (including legal costs), charges and expenses of every description;

1.2.8

a reference to a “person” includes any individual (including such individual’s executors or administrators), firm, company, corporation, body corporate, government, state or agency of state, trust or foundation, or any association, partnership or unincorporated body of two or more of the foregoing (whether or not having separate legal personality and wherever incorporated or established);

1.2.9	a reference to a “party” means a party to this Agreement;

1.2.10	words and expressions defined in the Act shall bear the same meaning as in the Act;

1.2.11	a reference to a “company” (other than the Company) shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

1.2.12	a reference to a “connected person” is a reference to a person connected with another within the meaning of sections 1122 and 1123 of the CTA 2010;

1.2.13	a reference to “personal data”, “data breach”, “processing” and “data subject” shall have the meaning given to them under Data Protection Legislation;

1.2.14	a reference to the term “includes” or “including” (or similar expression) is deemed to be followed by the words “without limitation”;

1.2.15	a reference to something being “in writing” or “written” shall include any mode of reproducing words in any legible form, including by email;

1.2.16	a reference to a time of day is to London time prevailing on the relevant day;

1.2.17	words, expressions or abbreviations detailed in the Schedules shall have the same meaning in this Agreement; and

1.2.18	to the extent not otherwise defined herein, any capitalised term used in this Agreement shall have the same meaning as in the Lloyd’s Regulations.

1.3

In this Agreement, the Clause, Schedule, Part and paragraph headings are included for convenience only and shall not affect the interpretation of this Agreement. The Schedules and Recitals form part of this Agreement and shall have effect as if set out in full in the body of this Agreement, and any reference to this Agreement includes the Schedules and Recitals.

1.4

The ejusdem generis rule shall not apply and accordingly, in this Agreement, general words introduced by the word “other” or any similar word, or followed by the word or words “including”, “includes”, “include”, “in particular” or any similar word or words, shall not be given a restricted meaning because they are preceded or followed by more specific words.

1.5

Where the value of any Claim is expressed in a currency other than US$ and it is necessary to determine whether a monetary limit or threshold referred to in Schedule 3 has been reached or exceeded, the value of that Claim shall be translated into US$ at the closing spot rate published by the Financial Times on the date on which the Claim is notified (or deemed notified) to THG.

1.6

Any undertaking by a party not to do any act or thing includes an undertaking not to allow, cause or assist the doing of that act or thing and to exercise all rights of control over the affairs of any other person which that party is able to exercise (directly or indirectly) in order to secure performance of that undertaking.

1.7

References to any fact, matter, circumstance or information being “fairly disclosed” means fairly disclosed in or with sufficient detail to allow the Buyer, acting with reasonable diligence, to make a reasonably informed assessment of the nature and scope of the fact, matter, circumstance or information so disclosed.

1.8

Where any Warranty is qualified by reference to materiality (including, but not limited to, the phrase “in all material respects”), such reference shall, unless specified to the contrary, be construed as a reference to materiality in the context of the operations, business or financial condition of the Group taken as a whole.

1.9

Any statement which refers to the knowledge or knowledge and belief of THG or is expressed to be “so far as THG is aware” or any similar expression shall mean the actual knowledge, belief or awareness of THG as at the date of this Agreement, having made due and careful enquiries of John Fowle, David Bendle, Robert Callan, Duncan Gemmel, Penelope Shaw, David Saker, Jon Perkins, Kapil Khanna and Richard Barnett.

1.10

“Shares” (and any of the shares making up this definition) shall be construed and interpreted as including any additional shares allotted and issued after the date of this Agreement in connection with any Loan Undertaking Amount and/or the THG Loan Reorganisation, which shall be included in the sale and purchase of the Shares under this Agreement without any additional consideration.

2.	SALE AND PURCHASE OF SHARES

2.1	Subject to Clause 3, THG:

2.1.1

agrees to sell, or procure the sale by the Sellers (as applicable) of, with Full Title Guarantee, and the Buyer agrees to purchase, free from any Encumbrance, the Shares with effect from and including Completion, together with all rights attached or accruing to them as at the Completion Date; and

2.1.2

waives, or shall procure the waiver by the relevant Sellers (as applicable) of, any and all restrictions on transfer, including rights of pre-emption over any of the Shares, whether conferred by the articles of association of the relevant Company or otherwise.

2.2	The Buyer shall not be obliged to complete the purchase of the Shares unless the purchase of all the Shares from the Sellers is completed simultaneously.

3.	CONDITIONS

3.1

Completion of the sale and purchase of the Shares is subject to, and conditional upon, each of the following conditions (the “Conditions”) being satisfied or waived in writing by the Buyer and/or THG (depending on which party is entitled in accordance with this Agreement to waive any respective Condition) in any case or before 5.00 p.m. on 31 December 2018 (the “Initial Longstop Date”):

3.1.1

the PRA having given notice in writing (i) in accordance with either section 189(4)(a) or section 189(7) FSMA that it approves the Buyer and any other person (including any SPV) acquiring control (within the meaning of section 181 FSMA) of CSL pursuant to this Agreement, or in the absence of such notice, the PRA being treated, under section 189(6) FSMA, as having approved the acquisition of control of CSL by the Buyer and any other person (including any SPV) acquiring control of CSL and (ii) (if approval is required by the PRA) approving the novation in Clause 7.4.3(c);

3.1.2

the FCA having given notice in writing in accordance with either section 189(4)(a) or section 189(7) FSMA that it approves the Buyer and any other person (including any SPV) acquiring control (within the meaning of section 181 FSMA) of Lonham Group Limited pursuant to this Agreement, or in the absence of such notice, the FCA being treated, under section 189(6) FSMA, as having approved the acquisition of control of Lonham Group Limited by the Buyer and any other person (including any SPV) acquiring control of Lonham Group Limited;

3.1.3

the Franchise Board having given notice in writing, in accordance with paragraph 43 of the Underwriting Byelaw (No. 2 of 2003) that it approves and has no objection to the Buyer and any other person (including any SPV) acquiring control of CSL pursuant to this Agreement (and in this Clause 3.1.3 the word “control” shall have the meaning given to that expression in the Definitions Byelaw (No. 7 of 2005));

3.1.4

the Council having given notice in writing, in accordance with paragraph 12 of the Membership Byelaw (No. 5 of 2005) that it approves or has no objection to the Buyer and any other person (including any SPV) acquiring control of the Corporate Members pursuant to this Agreement (and in this Clause 3.1.4 the word “control” shall have the meaning given to that expression in the Definitions Byelaw (No. 7 of 2005));

3.1.5

the CBI having given notice in writing that it approves or has no objection to the Buyer and any other person (including any SPV) acquiring control of CIC pursuant to this Agreement or (if approval is required by the CBI) to the novation in Clause 7.4.3(c);

3.1.6	MAS having given notice in writing that it approves or has no objection to the Buyer and any other person (including any SPV) acquiring control of Chaucer Singapore Pte Ltd pursuant to this Agreement;

3.1.7

to the extent required by applicable Law, the DFSA having given notice in writing that it approves or has no objection to the Buyer and any other person (including any SPV) acquiring control of Chaucer MENA Underwriting Limited pursuant to this Agreement;

3.1.8

the Buyer, or any member(s) of the Buyer’s Group, having obtained all requisite approvals pursuant to the Australian Foreign Acquisitions and Takeovers Act 1975, including approval as a foreign government investor, in respect of the Buyer or any other person (including any SPV) acquiring control of HAH pursuant to this Agreement;

3.1.9

in respect of the Transactions (to the extent to which the same are subject to regulatory approvals referred to in this Clause 3.1.9), the Buyer obtaining the approval from CBIRC and completing to the satisfaction of NDRC all necessary filing procedures with NDRC (the “Chinese Regulatory Condition”). Buyer shall be entitled to fund the Consideration in such lawful manner as it might elect, provided that any failure or delay of any financing or any related regulatory approval shall not release the Buyer from any obligation under this Agreement or prejudice any ability of THG to enforce the Break Fee or any other of its rights hereunder and provided always that any failure to obtain any regulatory approval required to implement any such financing shall not of itself constitute: (i) a failure to satisfy the Chinese Regulatory Condition; or (ii) a Break Fee Trigger Event;

3.1.10	the Resolution having been passed by the requisite majority of Shareholders (the “Buyer Shareholder Approval Condition”);

3.1.11

no MAE occurring between the date of this Agreement and the Completion Date (other than an MAE which has been remedied by THG in accordance with Clause 3.4.2) and the delivery of a certificate by THG to the Buyer in the form set out in Annex B immediately prior to Completion certifying the same (the “MAE Certificate”) (the “MAE Condition”);

3.1.12	the European Commission having issued a decision under the EU Merger Regulation declaring the transaction compatible with the common market (the “Antitrust Condition”);

3.1.13	no Authority (including any Tax Authority) in the U.S. or in any of the jurisdictions relevant to Clauses 3.1.1 to 3.1.8 and Clause 3.1.12 outside of the PRC having by the Completion Date:

(a)

instituted in writing any material action, to prohibit the material transactions proposed under the Transaction Documents or any material part of them, in each case, in respect of, or pursuant to, laws or regulations not in existence or publicly announced including draft legislation as of the date of this Agreement; or

(b)

enacted any statute or regulation not in existence or publicly announced including draft legislation as of the date of this Agreement, which would prohibit implementation of such transactions or any material part of them,

(the “Non-PRC Illegality Condition”).

3.2	The Buyer shall:

3.2.1

use all reasonable endeavours, acting in good faith, to procure the satisfaction of each of the Conditions (other than the MAE Condition and the Non-PRC Illegality Condition) as soon as possible but in any event before 5.00 p.m. on the Initial Longstop Date or, following any postponement of the Initial Longstop Date pursuant to Clause 3.9, the Postponed Longstop Date;

3.2.2

at all times keep THG fully informed as to the progress of the satisfaction of each of the Conditions (other than the MAE Condition in respect of which Clause 3.4.2 shall apply) including the progress of the Buyer Shareholder Approval Condition; and

3.2.3

notify THG promptly (and in any event within two Business Days) in writing after becoming aware of any event, circumstance or condition that would be reasonably likely to prevent or delay any of the Conditions being satisfied before 5.00 p.m. on the Initial Longstop Date or, following any postponement of the Initial Longstop Date pursuant to Clause 3.9, the Postponed Longstop Date.

3.3	In respect of the Conditions (other than the MAE Condition and the Non-PRC Illegality Condition), the Buyer shall further, at its own cost:

3.3.1

use all reasonable endeavours, acting in good faith, to submit, and ensure (in accordance with Clause 3.3.8) that its relevant parent and subsidiary undertakings submit as soon as practicable to the required parties in each case and in accordance with applicable Laws, all applicable notifications, notices, forms and other filings required in relation to the Conditions;

3.3.2

without unreasonable delay, provide all information which is required or reasonably requested by any Authority in relation to the Conditions, including as may be required by the Listing Rules of the Hong Kong Stock Exchange;

3.3.3

without unreasonable delay, notify THG in advance (and provide copies or, in the case of non-written communications, details) of any material communications it proposes to make to any such Authority relating to any consent, approval or action in relation to the Conditions (other than the Chinese Regulatory Condition and the Buyer Shareholder Approval Condition);

3.3.4

without unreasonable delay, notify THG (and provide copies or, in the case of non-written communications, details) of any material communications from any such Authority relating to any consent, approval or action in relation to the Conditions;

3.3.5

(other than the Chinese Regulatory Condition and the Buyer Shareholder Approval Condition) submit any communications with any such Authority or with any Buyer shareholders only after prior consultation with THG or its advisers (where reasonably practicable) and taking into account any reasonable comments and requests of THG and its advisers, provided that THG and its advisers shall respond as soon as practicable (and in any event shall endeavour to do so within three Business Days thereof) so as not to cause any material delay in the approval and/or communication process, and provide THG (or its advisers) with copies of all submissions, notifications, filings and other material communications in the form submitted or sent;

3.3.6

(without prejudice to the foregoing provisions of this Clause 3.3 and other than the Chinese Regulatory Condition and the Buyer Shareholder Approval Condition) provide THG (or its advisers) with a final draft of all submissions, notifications, filings and other material communications to any Authority at such time as will allow THG (or its advisers) a reasonable opportunity to provide comments on such drafts prior to their submission, provided that THG shall respond as soon as practicable (and in any event shall endeavour to do so within three Business Days thereof) so as not to cause any material delay in the approval and/or communication process;

3.3.7	with respect to the Chinese Regulatory Condition, provide THG (or its advisers) with a copy of the submissions, notifications and filings made by the Buyer to the Authorities;

3.3.8	use all reasonable endeavours to procure that:

(a)

Central Huijin Investment Ltd and the Ministry of Finance of the PRC (being shareholders of the Buyer) and China Investment Corporation (being the controlling shareholder of Central Huijin Investment Ltd) sign all relevant or necessary submissions, notifications, filings and other information and communications due to or required by any Authority in connection with the satisfaction of the Conditions (other than the MAE Condition); and

(b)

without prejudice or limitation to Clause 3.3.8(a), Central Huijin Investment Ltd and the China Investment Corporation will sign all application forms or, in the case of the Ministry of Finance of the PRC, such other documentation prescribed by the PRA, to be submitted by the Buyer to the PRA, and the Buyer undertakes to submit a signed application to the PRA, including in respect of the SPVs, within eight Business Days after the date of this Agreement, provided that, in each case, THG has complied with its obligation under Clause 3.6.2 (to the extent relevant in connection with such application to be made by the Buyer); and

3.3.9

regularly review with THG, at THG’s request, the progress of any communications, notifications or filings with a view to obtaining the relevant consent, approval or action from any Authority at the earliest reasonable opportunity, provided that nothing in this Clause 3.3 shall require the Buyer to disclose any sensitive information or business secrets to THG, although the Buyer acknowledges and agrees that any such sensitive information or business secrets may (subject to any privilege-related issues) be disclosed to the external legal counsel of THG to the extent that they are advising in connection with the satisfaction of the Conditions (which may include THG’s Solicitors) on the basis that such external legal counsel does not disclose such information to THG.

3.4	THG shall:

3.4.1

not knowingly take (or fail to take) any action within its control which would constitute an MAE prior to the Initial Longstop Date or, following any postponement of the Initial Longstop Date pursuant to Clause 3.9, the Postponed Longstop Date; and

3.4.2

itself, and shall procure that each Group Company shall, at all times keep the Buyer fully informed as to any matters that may trigger the MAE Condition (including the provision of any information, materials and reasonable assistance to the Buyer as the Buyer may reasonably request in connection with the satisfaction of the MAE Condition).

3.5

Each party shall notify the other promptly (and in any event within two Business Days) in writing after becoming aware of any event, circumstance or condition that would be reasonably likely to prevent or delay the MAE Condition or the Non-PRC Illegality Condition being satisfied before 5.00 p.m. on the Initial Longstop Date or, following any postponement of the Initial Longstop Date pursuant to Clause 3.9, the Postponed Longstop Date. Provided such event, circumstance or condition is remediable, THG (in the case of the MAE Condition) or THG or the Buyer (in the case of the Non-PRC Illegality Condition) shall be entitled, but not obliged, to elect by notice in writing to the other to:

3.5.1	(in the case of the MAE Condition) use all reasonable endeavours, acting in good faith, to remedy such event, circumstance or condition; or

3.5.2

(in the case of the Non-PRC Illegality Condition) request its cooperation in good faith to use reasonable endeavours to identify and implement an alternative arrangement or structure to overcome such event, circumstance or condition, in each case, prior to the Initial Longstop Date or the Postponed Longstop Date, as applicable, and (in the case of the MAE Condition) THG or (in the case of the Non-PRC illegality Condition) the relevant party shall notify the Buyer (or THG, as applicable) promptly (and in any event within two Business Days) in writing after remedying such event, circumstance or condition. For the avoidance of doubt, in no circumstances shall Catastrophe Losses be considered an MAE.

3.6	In respect of the Conditions to be satisfied by the Buyer (excluding the MAE Condition and the Non-PRC Illegality Condition), THG shall further:

3.6.1

in respect of the change in control applications identified in Clause 3.1 which, pursuant to Law, an authorised or regulated Group Company is required to submit or execute, procure that the applicable Group Company shall, as soon as practicable after the time of the Buyer so requesting, submit or execute such change in control application (including, without limitation, the electronic notifications required by Lloyd’s Regulations to be submitted to Lloyd’s, to notify an intention of change of controller) in such form as required by applicable Laws;

3.6.2

at its own cost, provide (including by procuring applicable Group Companies to provide) such information, materials and reasonable assistance to the Buyer as the Buyer may reasonably request in connection with the satisfaction of such Conditions (including the provision of such information, materials and reasonable assistance in respect of the change in control applications identified in Clause 3.1), provided that THG shall respond as soon as practicable (and in any event shall endeavour to do so within three Business Days thereof) so as not to cause any material delay in the approval and/or communication process for any such Condition, and provided always that nothing in this Clause 3.6.2 shall require THG to disclose any sensitive information or business secrets to the Buyer, although THG acknowledges and agrees that any such sensitive information or business secrets may (subject to any privilege-related issues) be disclosed to the external legal counsel of the Buyer to the extent that they are advising in connection with the satisfaction of the Conditions (which may include the Buyer’s Solicitors) on the basis that such external legal counsel does not disclose such information to the Buyer; and

3.6.3

for the purposes of Clause 3.6.1 and 3.6.2, and in the event that the Buyer shall at any time have any complaint or objection regarding any act, omission or delay on the part of THG or on the part of any of the Group Companies in the timely performance of their obligations (or the obligations which THG has agreed to procure) under such Clauses, the Buyer agrees to give prompt written notice to THG of such act, omission or delay complained of and to afford to THG and the relevant Group Companies a reasonable opportunity to discuss the same with the Buyer and to notify the Buyer of any circumstances which, in THG’s opinion, are pertinent to such complaint or objection of the Buyer and, if the Buyer remains unsatisfied, to have a reasonable time (and in any event shall endeavour to do so within three Business Days thereof) to seek to address the matters complained of.

3.7

The Buyer shall notify THG of the satisfaction of each Condition (other than the MAE Condition and the Non-PRC Illegality Condition) as soon as possible after becoming aware that any such Condition has been satisfied (and in any event within two Business Days of the same).

3.8	Without prejudice to any of the rights of the Buyer or THG under this Agreement (as applicable) the Buyer alone may waive (in whole or in part) the MAE Condition.

3.9

If all the Conditions are not satisfied or waived (if capable of waiver pursuant to this Agreement) in writing by the Buyer and/or THG (as applicable) in accordance with this Agreement on or before 5.00 p.m. on the Initial Longstop Date, then:

3.9.1

if the only unsatisfied or unwaived Conditions are any one or more of the Conditions in Clauses 3.1.1 to 3.1.8 inclusive or in Clause 3.1.12 and provided that the Buyer or THG as applicable, being a party wishing to elect to postpone the Initial Longstop Date, is in compliance with its respective obligations under Clause 3.2 to 3.6 inclusive (as applicable), the Buyer or THG may in its absolute discretion postpone the Initial Longstop Date to such later date as it shall notify to the other party;

3.9.2

if the only Conditions unsatisfied or unwaived before 5.00 p.m. on the Initial Longstop Date is the MAE Condition or the Non-PRC Illegality Condition (or if: (i) an MAE has occurred by such time and date triggering the MAE Condition and which is not remedied by such time and date by THG; or (ii) an event, circumstance or condition has occurred by such time and date triggering the Non-PRC Illegality Condition and no alternative arrangement or structure has been identified and implemented, in each case, in accordance with Clause 3.4.2), then:

(a)

(in the case of the MAE Condition) the Buyer may, in its absolute discretion, postpone the Initial Longstop Date to such later date as it shall notify in writing to THG, to provide THG with more time to remedy the MAE; or

(b)

(in the case of the Non-PRC Illegality Condition), either the Buyer or THG may, in its absolute discretion, postpone the Initial Longstop Date to such later date as it shall notify in writing to the other, to provide the parties with more time to identify and implement an alternative arrangement or structure to overcome the event, circumstance or condition giving rise to the Non-PRC Illegality Condition; or

3.9.3

if the only unsatisfied or unwaived Condition is any one or more of the Conditions in Clauses 3.1.9 and 3.1.10, THG may, in its absolute discretion and without prejudice to its ability to exercise its rights under Clause 3.9.1, postpone the Initial Longstop Date to such later date as it shall notify to the other party, provided that in any case, the Initial Longstop Date may be postponed to no later than 31 March 2019 (or, only where Clause 3.9.1 or Clause 3.9.2(b) applies, such other date (if any) as the Buyer and THG may agree in writing – the Initial Longstop Date, as so postponed, being the “Postponed Longstop Date”), such notice to be given no later than 5.00 p.m. on the Business Day following the Initial Longstop Date.

3.10	If, in the circumstances:

3.10.1	set out in Clause 3.9, either:

(a)	the Initial Longstop Date is not postponed pursuant to Clause 3.9; or

(b)	the Conditions are not satisfied or waived in writing by the Buyer and/or THG in accordance with this Agreement on or before 5.00 p.m. on the Postponed Longstop Date; or

3.10.2

where the Buyer has failed or has given THG notice that the Buyer will or is reasonably likely to fail to satisfy a Condition in Clauses 3.1.1 to 3.1.8 inclusive or in Clause 3.1.12 by the Initial Longstop Date or the Postponed Longstop Date (as applicable) as a result of a definitive rejection of such Condition or approval by the relevant Authority (and which has not and/or cannot be remedied by the Buyer), then THG shall have the right after such definitive rejection on written notice to terminate this Agreement forthwith, whereupon, each party’s further rights and obligations under this Agreement shall, unless otherwise agreed upon in writing by the parties, immediately terminate and no party shall have a claim against the other party, provided that:

(a)

termination shall not affect a party’s accrued rights, liabilities and obligations prior to and as at the date of termination including rights under Clause 3.11, provided that, if any one or more of the Conditions set out in Clauses 3.1.1 – 3.1.8 (inclusive), 3.1.12 and/or 3.1.13 is not satisfied, neither party nor any member of the Buyer’s Group or the THG Group (as applicable) shall, in the absence of any bad faith by the other party which caused the failure of such Condition and subject to Clause 3.12, be entitled to pursue any remedy at common law (including the recovery of damages or for damages in tort for any category of tort) or in equity against such other party or any member of the Buyer’s Group or the THG Group (as applicable) in respect of any other matters arising under or otherwise connected to this Agreement. For the avoidance of doubt, if any failure to satisfy any one or more of the Conditions set out in Clauses 3.1.1 to 3.1.8 (inclusive), 3.1.12 and/or 3.1.13 is the reason for termination of this Agreement, such failure or disapproval by the relevant Authority outside the PRC does not, in the absence of any bad faith by the other party which causes the failure of such Condition or disapproval by the relevant Authority outside the PRC, and subject to Clause 3.12, in and of itself constitute a breach of this Agreement by such other party; and

(b)

the rights and obligations of the parties under Clauses 3.11 to 3.14, Clauses 13 to 18 (inclusive), Clause 20, Clauses 22 to 25 (inclusive) and Clause 27, together with Clause 1 and any other provisions of this Agreement necessary for its interpretation or enforcement, which shall remain in full force and effect.

3.11	If a Break Fee Trigger Event occurs:

(a)	THG shall be entitled to terminate this Agreement; and

(b)

the Buyer shall, within ten Business Days of the termination date, pay to THG an amount in US$ equal to US$57,400,000 (a “Break Fee”), provided that no Break Fee shall be payable if: (i) THG has failed to comply in any material respect with its obligations in Clause 3.6; or (ii) the Buyer Shareholder Approval Condition, the Chinese Regulatory Condition and/or any other PRC regulatory approvals (referred to in limbs (a) or (b) of the definition of Break Fee Trigger Event), as applicable, was satisfied but for any issue notified in writing by any applicable Authority as arising from, in connection with or by reference to the Pre-Completion Reorganisation and not remedied pursuant to Clause 3.3.7, and, in respect of this Clause 3.11, it is further acknowledged and agreed by the parties that:

(c)	THG’s right to receive the Break Fee shall, subject to Clause 3.12, be THG’s sole and exclusive remedy in respect of all matters arising under, or otherwise connected to, this Agreement; and

(d)

upon payment of the Break Fee, neither the Buyer nor any other member of the Buyer’s Group shall, subject to Clause 3.12, have any additional liability or obligation of any kind whatsoever arising out of, or otherwise connected to, this Agreement, and neither THG nor any other member of the THG Group shall, subject to Clause 3.12, be entitled to pursue any other remedy at common law (including the recovery of damages for any loss that they may have suffered in excess of the amount paid under this Clause 3.11 or for damages in tort for any category of tort) or in equity against the Buyer or any other member of the Buyer’s Group in respect of any other matters arising under, or otherwise connected to, this Agreement.

For the avoidance of doubt, in the event that one or more matters contemplated in this Agreement are not specifically approved by a PRC Authority but Completion nevertheless occurs, no Break Fee shall be payable by the Buyer.

3.12

The limitations set out in Clauses 3.10.2(a), 3.11(c) and 3.11(d) shall not apply to, and shall not have the effect of waiving or otherwise limiting the Buyer’s liability or any remedy of THG for any liability arising as a result of fraud by the Buyer or for a breach, following the termination of this Agreement, of the Buyer’s obligations under Clause 13 (provided that with respect to Clause 3.10.2(a), this Clause shall be construed as applicable to the fraud of either party and not just that of the Buyer and shall be read mutatis mutandis). All sums payable under Clause 3.11 shall be paid in cash in immediately available funds to such bank account as notified in writing by THG to the Buyer for such purpose. All sums payable under Clause 3.11 shall be paid in full, free from any deduction or withholding whatsoever (save only as may be required by any applicable Law) and without regard to any lien, right of set-off, counterclaim or otherwise.

3.13

The Buyer shall fully indemnify THG on an after tax basis for all reasonable costs incurred in enforcing the Break Fee (if not paid by the Buyer in accordance with Clause 3.11(b)), including reasonable legal expenses incurred by THG in enforcing the Break Fee.

3.14

The Buyer and THG each acknowledge and agree that the Break Fee is proportionate to THG’s legitimate interests in the circumstances that give rise to the obligation for the Buyer to pay the Break Fee in accordance with this Agreement.

3.15

Notwithstanding anything in this Agreement (including in this Clause 3) to the contrary, in the event that all of the Conditions (other than the Conditions referred to in Clause 3.1.5 and/or 3.1.8) are satisfied by the Initial Longstop Date or, as applicable, the Postponed Longstop Date, the Buyer and THG shall, if either notifies the other in writing that it so wishes, proceed to Completion with respect to the HIIH Shares (and, if the applicable Condition has also been satisfied, the CIC Shares or the HAH Shares). Further, the Buyer and THG shall, acting reasonably and in good faith, use their respective reasonable endeavours, until 31 December 2019 (or such other date as the Buyer and THG may agree in writing), to cooperate with one another: (i) in seeking to satisfy the outstanding Condition(s); and (ii) using the terms of this Agreement for reference (other than the provisions relating to the Contingent Consideration), to negotiate and agree upon a further completion (or completions) for the sale and purchase of the CIC Shares and/or the HAH Shares (as applicable) at the applicable price pursuant to Clause 4.1.

4.	CONSIDERATION

4.1

The total consideration payable by the Buyer for the Shares shall be (a) US$820,000,000 (the “Initial Consideration”) plus (b) US$45,000,000, being the Contingent Consideration (as defined below and subject to downward adjustment pursuant to Clauses 4.5, 4.6 and 4.9) and together comprising the “Consideration”), which shall be allocated between the Shares as follows:

4.1.1	in respect of the HIIH Shares, US$779,063,473 plus the Contingent Consideration determined in accordance with Clauses 4.5 to 4.13;

4.1.2	in respect of the CIC Shares, US$27,761,138; and

4.1.3	in respect of the HAH Shares, US$13,175,389.

4.2

The Initial Consideration shall be paid at Completion in U.S. dollars by electronic transfer of immediately available funds to the THG Account or such other account as THG may specify to the Buyer not later than five Business Days prior to Completion (which payment shall be an absolute discharge to the Buyer who shall not be concerned to see to the application of any such amount thereafter).

4.3

The Initial Consideration payable at Completion shall be reduced by an amount equal to the Loan Undertaking Amount and/or the Leakage Amount (without duplication) set out in the Leakage Certificate, which shall discharge THG’s obligation to make (or procure the) payment of such Leakage Amount under Clause 5.3.

4.4

Any amount paid by or on behalf of any Seller in respect of any Claim or alleged Claim (including a Leakage Claim, a Warranty Claim or a Tax Claim) or pursuant to any indemnity or undertaking to pay any amount under this Agreement shall, to the extent permitted by Law and not already taken into account under Clause 4.3, be deemed to reduce the Consideration received by that Seller by, and be a repayment by that Seller of, that amount (but the Consideration received by any Seller shall not be treated as being less than nil in consequence of the foregoing).

4.5

The “Contingent Consideration” shall be an amount equal to US$45,000,000, which may be adjusted downwards in accordance with Clauses 4.6 and 4.9 depending on the quantum of Catastrophe Losses. The maximum principal amount of the Contingent Consideration (US$45,000,000) shall be deposited by the Buyer into the Escrow Account at Completion.

4.6

In the event that the aggregate Catastrophe Losses as certified in the Certification are in excess of 10% of NPE, the Contingent Consideration shall be reduced from the amount in the Escrow Account at the time on a dollar for dollar basis for every dollar by which the aggregate Catastrophe Losses exceed 10% of NPE.

4.7

If the amount of the Contingent Consideration payable to THG is calculated pursuant to Clause 4.6 to be less than the maximum of US$45,000,000, the parties shall give all necessary instructions to the Escrow Agent so as to (i) release from the Escrow Account the amount of Contingent Consideration due to THG and (ii) release to the Buyer the remaining sum held in the Escrow Account. If there is no reduction due to be made to the Contingent Consideration by reason of the application of Clause 4.6 then the parties shall give all necessary instructions to the Escrow Agent(s) to release from the Escrow Account to THG the full US$45,000,000 together with accrued interest. The parties shall use all reasonable endeavours to achieve prompt releases of payment from the Escrow Account. For the avoidance of doubt, the Contingent Consideration shall be the Buyer’s sole remedy for any Catastrophe Losses.

4.8

Any interest that accrues on the credit balance on the Escrow Account from time to time shall be credited to the Escrow Account and any payment of principal out of the Escrow Account shall include a payment of the interest earned on that principal sum. The liability to Tax on any interest on any amount in the Escrow Account shall be borne by the party ultimately entitled to that interest. No amount shall be released from the Escrow Account otherwise than in accordance with Clause 4 and the terms of the Escrow Letter. The Buyer and THG each agree to:

4.8.1	provide all such information or documentation as may be reasonably required to enable the Escrow Agent to establish the Escrow Account in accordance with this agreement and the Escrow Letter; and

4.8.2

promptly provide such instructions to the Escrow Agent (where relevant in the form specified by the Escrow Letter), and to take all other actions in relation to the Escrow Account, as are necessary to give effect to the provisions of Clauses 4.5 to 4.13.

4.9

The Catastrophe Losses shall be as compiled for THG’s 10-K 2018, and updated to 30 June 2019 using the information as reported to THG by CSL in a manner consistent with the Syndicates’ past practice for reporting in THG’s 10-K and as set out in the “Chaucer Trending Package CAT Summary (Excluding Reinstatement Premiums)” for the quarter ended 30 June 2019, and reviewed by the auditors to validate agreed procedures (the “Certification”), and THG shall promptly provide such Certification to the Buyer. Within ten Business Days of receipt of the Certification, the Buyer shall deliver to THG a written notice stating whether it agrees with the Certification. In the case of agreement, the Certification shall be final and binding on the parties and shall be delivered to the Buyer and the Escrow Agent by THG as soon as practicable after receipt of the same. Release of any Contingent Consideration due to THG following delivery of the Certification to the Escrow Agent shall be carried out pursuant to the terms of the Escrow Letter. In the case of disagreement over the Certification, the parties may refer the disputed matters to an Expert for determination in accordance with Clause 4.11.

4.10

In relation to the Certification and the preparation of the THG 10-K 2018, the Buyer shall promptly provide, or procure that each Group Company promptly provides to THG and any Expert, all information reasonably requested by THG for the compilation of the THG 10-K 2018 and for the purposes of Certification, including information relating to Catastrophe Losses and NPE and Syndicate quarterly results and Syndicate accounts and Syndicate filings.

4.11

If either party does not agree with the Certification, or challenges the information provided or omitted to be provided for the purposes of the Certification, such party shall provide detailed written notice to the other of the matters it disputes and the parties shall seek in good faith to resolve the disputed matter and agree upon the amount of Contingent Consideration. If the parties are unable to reach agreement within ten Business Days of the service of such written notice, then at any time following the expiry of such period either party may, by written notice to the other, require the disputed matters to be referred to an Expert for determination in accordance with Clause 4.12.

4.12	The parties shall appoint the Expert and:

4.12.1

the parties shall co-operate with the Expert and shall provide (and in the case of the Buyer shall procure that each Group Company provides) such assistance and access to such documents, personnel, books and records as the Expert may reasonably require for the purpose of making his determination;

4.12.2

each party shall, with reasonable promptness, supply the other party with all such information and access to its documentation, books and records as the other party may reasonably require in order to make a submission to the Expert in accordance with this Clause 4.12;

4.12.3	the Expert shall be permitted to appoint such other experts as the Expert may reasonably require for the purpose of making his determination;

4.12.4

the Expert shall be required to make his or her determination in writing (including the reasons for his or her determination) and to provide a copy to each party as soon as reasonably practicable and in any event within 30 Business Days of his or her appointment;

4.12.5	all matters under this Clause 4.12 shall be conducted, and the Expert’s decision shall be written, in the English language;

4.12.6	the Expert’s terms of reference shall be limited to the matters in dispute in accordance with Clause 4.11;

4.12.7

the Expert shall act as an expert and not as an arbitrator. Save in the event of manifest error or fraud the Expert’s determination of any matters referred to him in accordance with this Clause 4.12 shall be final and binding on the parties;

4.12.8

if an appointed Expert dies or becomes unwilling or incapable of acting, or does not deliver his or her determination within the period required by this Clause 4.12, then the parties shall appoint an independent Fellow of the Institute and Faculty of Actuaries (UK) or the Casualty Actuarial Society (US) to discharge the appointed Expert and to appoint a replacement Expert; and this Clause 4.12 shall apply in relation to each and any replacement Expert as if he/she were the first Expert appointed; and

4.12.9

each party shall bear and pay its own costs incurred in connection with the Expert’s determination pursuant to this Clause 4.12. The Expert’s fees and any costs or expenses incurred in making his determination (including the fees and costs of any advisers appointed by the Expert) shall be borne equally between the Buyer and THG.

4.13

Any payments made by or due by the Buyer under this Agreement (including pursuant to Clause 4.2) shall be made free and clear of all deductions, withholdings, counterclaims or set-offs of any kind whatsoever, except those required to be made by the Buyer by Law.

5.	LOCKED BOX

5.1

Subject to Clauses 4.3, 5.5 and 5.6 and paragraph 2.1.3 of Schedule 3, with effect from Completion (and conditional upon Completion occurring), THG warrants and undertakes to the Buyer that in the period from (and including) the Locked Box Date up to (and including) the Completion Date, no Leakage has occurred or will occur (the “Leakage Undertaking”).

5.2

In the event of a breach of the Leakage Undertaking or if THG, after the date of this Agreement, becomes aware of any Leakage (which has not been cured or otherwise remedied) in the period from (and including) the Locked Box Date up to (and including) the Completion Date, THG undertakes to the Buyer that it shall notify the Buyer in writing promptly (and, in any event, within two Business Days) after becoming actually aware of any Leakage (including details of such Leakage to the extent known). Further, THG undertakes to the Buyer that it shall provide to the Buyer on the Business Day immediately prior to Completion a certificate (the “Leakage Certificate”) setting out the aggregate amount of Leakage (the “Leakage Amount”) (including details of such Leakage to the extent known) which has occurred in the period from (and including) the Locked Box Date up to (and including) the Completion Date (and Clause 4.3 shall apply to any such Leakage Amount).

5.3

Subject to Clauses 4.3, 5.5 and 5.6 and paragraph 2.1.3 of Schedule 3, with effect from Completion (and conditional upon Completion occurring), in the event of any breach of the Leakage Undertaking, THG undertakes to pay (or to procure the payment by or on behalf of the relevant Seller (as applicable)) to the Buyer, on the Buyer’s written demand in accordance with this Agreement, an amount in cash equal to (i) any Leakage received by THG or any member of the THG Group (other than a Group Company) and (without double-counting) (ii) any Leakage that is Tax, in each case in the period from (and including) the Locked Box Date up to (and including) the Completion Date.

5.4	The Buyer acknowledges and agrees that the only remedy available to it for breach of the Leakage Undertaking is contained in Clause 5.3.

5.5

No liability shall attach to THG by reason of any breach of the Leakage Undertaking to the extent that the same Loss has already been recovered by the Buyer for breach of any of the Warranties or any other term of this Agreement or any document entered into pursuant hereto (including any Transaction Document) and the Buyer may only recover once in respect of the same Loss.

5.6	Clause 5.3 shall not apply to any Leakage undertaken at the written request of, or approved in writing by, the Buyer or any other member of the Buyer’s Group.

6.	POSITION PENDING COMPLETION

6.1	Save as provided for in this Agreement and subject always to Clause 6.2, the provisions of Schedule 10 shall apply.

6.2	The provisions of paragraph 1 of Schedule 10 do not apply in respect of and shall not operate to restrict or prevent:

6.2.1

any matter reasonably undertaken in an emergency or disaster situation with the intention of and only to the extent of those matters required with a view to minimising any adverse effect of such situation (and, subject to any restrictions to which THG reasonably considers it or any Group Company is subject, of which the Buyer will be promptly notified (and, in any event within two Business Days thereof)) and which THG or the relevant Group Company considers to be reasonably necessary in the context of the emergency or disaster situation;

6.2.2

providing information to any government entity, Tax Authority or Authority in the normal course of business (and, subject to any restrictions to which THG reasonably considers it or any Group Company is subject, of which the Buyer will be promptly notified (and, in any event within two Business Days thereof));

6.2.3	any matter expressly provided for or permitted by this Agreement (including for the avoidance of doubt any matters set out in the definition of Permitted Leakage) or any Transaction Document;

6.2.4

any matters undertaken solely between Group Companies pursuant to a written contract, agreement or arrangement entered into prior to the date of this Agreement and which has been fairly disclosed in the Data Room;

6.2.5

completing or performing any obligations with a third party undertaken pursuant to any written contract, agreement or arrangement entered into prior to the date of this Agreement and which has been fairly disclosed in the Data Room;

6.2.6

any matter to the extent required by Law (and, subject to any restrictions to which THG reasonably considers it or any Group Company is subject, of which the Buyer will be promptly notified (and, in any event within two Business Days thereof)); or

6.2.7	subject to Clause 6.3, any matter contemplated by the Pre-Completion Reorganisation Steps Paper.

6.3

During the period commencing on the date of this Agreement and ending on the Completion Date, THG may implement (and may procure that the THG Group implements) the Pre-Completion Reorganisation, subject to and only in accordance with the following provisions in this Clause 6.3:

6.3.1	the Pre-Completion Reorganisation shall not be implemented, unless:

(a)

the Pre-Completion Reorganisation has been agreed upon unanimously by the directors of each of HIIH and CSL (and the resolutions recording such approval shall also include the directors’ approval on the matters referred to in Clauses 6.3.2(c)(ii)(A) – (D) (inclusive) in regard to HIIH and CSL and their respective subsidiary undertakings and having regard to their duties and obligations as directors of HIIH and CSL respectively);

(b)

it is agreed upon in writing by the Buyer and THG, following the process set out in this Clause 6.3. The Buyer may not unreasonably withhold its agreement to the Pre-Completion Reorganisation. THG acknowledges and agrees that it bears the onus of seeking to convince and persuade the Buyer to agree to the implementation of the Pre-Completion Reorganisation. Notwithstanding anything to the contrary in this Clause 6.3, in the event that any Authority (including any PRC Authority) notifies either party that the Pre-Completion Reorganisation will, or would likely, jeopardize the approval process for any applicable Condition, the parties acknowledge and agree that the Pre-Completion Reorganisation shall immediately cease (no matter where it is in the implementation process) and shall not be implemented; and

(c)

Completion occurs on or before the Initial Longstop Date. If the Buyer and THG agree in writing upon the implementation of the Pre-Completion Reorganisation but: (i) Completion does not occur until after the Initial Longstop Date; or (ii) the Pre-Completion Reorganisation is not implemented for whatever reason on or before the Initial Longstop Date, the Tax aspects of the Pre-Completion Reorganisation shall be unwound (and THG shall procure that the same is unwound) (the “Unwinding”);

6.3.2	the process referred to in Clause 6.3.1(a) is as follows:

(a)

first, on or before the 40th day following the date of this Agreement, THG shall use all reasonable endeavours to procure that a memorandum of opinion regarding the effects of the Pre-Completion Reorganisation is prepared by PricewaterhouseCoopers and delivered on a non-reliance basis to the Buyer (the “Memorandum”). If any of the actions or steps proposed to be implemented by THG differ from those set out in the Pre-Completion Reorganisation Steps Paper, THG shall consult with the Buyer regarding the same (and have regard for any reasonable comments of the Buyer and its advisers) and shall use reasonable endeavours to procure that the Memorandum either reflects and explains the consequences of any such changes at the outset or is promptly amended afterwards to do so;

(b)

second, if requested by the Buyer, THG shall, as soon as reasonably practicable following the delivery of the Memorandum, give the Buyer and its advisers (and shall use all reasonable endeavours to procure that the Buyer is, and its advisers are, given) reasonable access (whether in person or remotely) to:

(i)	THG and PricewaterhouseCoopers to explore any questions it may have in relation to the Memorandum;

(ii)	the directors of each of HIIH and CSL to discuss their views on the Pre-Completion Reorganisation; and

(iii)

the board pack sent to the directors of each of HIIH and CSL in advance of their board meeting to consider (or the written resolution of the directors of each of HIIH and CSL circulated to the directors for their consideration) of the Pre-Completion Reorganisation and to a copy of the minutes of the meeting (or copy of the written resolution passed by the directors), and THG shall procure that copies of the same are provided promptly to the Buyer;

(c)

third, the Buyer (and its advisers) shall be afforded a reasonable time (and, in any event, before the cut-off time referred to in Clause 6.3.2(d)) to consider and, if thought fit, approve the Pre-Completion Reorganisation. During this period, the Buyer and THG shall, acting reasonably and in good faith, cooperate with one another to help further the understanding of the Buyer on the Pre-Completion Reorganisation and its effects. The Buyer and THG acknowledge and agree that the following constitute reasonable grounds on which the Buyer may legitimately reject the Pre-Completion Reorganisation:

(i)

it is advised by one of the Buyer’s advisers that the Memorandum is materially deficient or wrong, or that the impact or effect of the Pre-Completion Reorganisation is likely to be materially prejudicial to the matters referred to in Clause 6.3.2(c)(ii)(B), or that no reasonable judgment can be made by one of the Buyer’s advisers on the effects of the Pre-Completion Reorganisation; and/or

(ii)	the Buyer reasonably believes that the Pre-Completion Reorganisation would, in respect of any one or more of the following matters, likely:

(A)	violate Law;

(B)	have a materially prejudicial impact on:

(1)	the commercial interests (including reputation);

(2)	the Tax affairs; and/or

(3)	the capital adequacy ratio,

of the Buyer, the Group or the Buyer’s Group;

(C)	cause a material change in the structure of the Group (otherwise than in accordance with the Pre-Completion Reorganisation); and/or

(D)	cause any Condition to be unsatisfied;

(d)

fourth, following steps one to three (inclusive) above, the Buyer and THG must agree in writing to the implementation of the Pre-Completion Reorganisation on or before the cut-off date for proceeding with the implementation of the Pre-Completion Reorganisation, such date being 1 December 2018 (or such other date prior to the Initial Longstop Date as the Buyer and THG may agree in writing). Following such agreement, THG shall implement (and shall procure that the THG Group implements) the Pre-Completion Reorganisation, and THG shall deliver copies of executed documents for the Pre-Completion Reorganisation promptly following implementation. If, however, the Buyer and THG do not agree to the Pre-Completion Reorganisation, it shall not be implemented (and, if and to the extent required, Unwound) and such event shall not give rise to any right of termination for either party; and

6.3.3

without prejudice to paragraph 2.1.5 of Schedule 9, THG shall bear, and THG hereby undertakes to the Buyer to irrevocably and unconditionally indemnify and hold harmless the Buyer (or any member of the Buyer’s Group or the Group on its behalf) from, all Losses which may arise against the Buyer or any member of the Buyer’s Group or the Group from, in connection with or by reference to the Pre-Completion Reorganisation or its Unwinding (including Losses arising from or in connection with any regulatory disapproval outside the PRC because of the Pre-Completion

Reorganisation). For the avoidance of doubt: (i) Schedule 3 shall not apply to (or in any way exclude or limit) this Clause 6.3.3; (ii) the Buyer shall have right to make claims pursuant to this Clause 6.3.3 more than once, but not more than once in respect of the same Loss; and (iii) the Buyer shall not, as provided for in Clause 3.11, be liable to pay the Break Fee if any regulatory approval in or outside the PRC cannot be obtained because of the Pre-Completion Reorganisation.

6.4	During the period commencing on the date of this Agreement and ending on (and including) the Completion Date, THG shall:

6.4.1

provide to the Buyer, or procure the provision of, copies of: (i) the unaudited combined profit and loss accounts and balance sheet of the Group (if such balance sheet is routinely produced by the Group Companies) relating to each month during such period no later than the 28th day of the month following the month to which such accounts relate; and (ii) the Group’s unaudited combined profit and loss accounts, balance sheet and statement of cash flows relating to each quarterly period during such period no later than five weeks following the last day of such quarterly period; (iii) signed board minutes and committee minutes (including for the audit and risk committees) for each Group Company no later than the fifth Business Day following the date on which such minutes are signed by the chairman of the applicable meeting; and (iv) any material correspondence with, and any material reports and submissions made to, the PRA, the FCA, Lloyd’s, the CBI, MAS or the DFSA relating to any Group Company regulated thereby;

6.4.2

provide written notice to the Buyer within three Business Days after each occasion on which, after the date of this Agreement, any amount (whether principal or interest) is paid by the applicable Group Company under the THG USD Loan and/or the THG AUD Loan (including details of the payor, the payee, the amount and date of such payment, and details of how such payment was funded);

6.4.3

procure that written responses are provided by the CEO and/or the CFO of the Group in response to any reasonable queries made in writing by the Buyer to THG in relation to the business of the Group during such period provided that nothing in this Clause 6.4.3 shall require the disclosure of any sensitive information or business secrets to the Buyer;

6.4.4

acting reasonably and in good faith, cooperate with the Buyer in seeking to negotiate and agree upon the Transitional Services Agreement, the HSIB Coverholder Agreement and the HSIB transitional services agreement (based on the agreed form term sheet), both referred to in Clause 7.2.5, and the agreement described in Clause 7.4.3(c) and the Buyer agrees to cooperate with THG likewise;

6.4.5

acting reasonably and in good faith, cooperate with the Buyer with a view to preparing and agreeing upon a branding strategy and a communication strategy for key stakeholders of the Group (including Employees and Contractors, but not including any Authority or other person(s) with whom either or both of the parties have liaised with prior to Completion in connection with the Conditions), in each case, with effect from Completion;

6.4.6

acting reasonably and in good faith, procure that Opus Investment Management, Inc. cooperates with the Buyer’s reasonable requests in relation to arrangements concerning any Group Company, including the continuation of the current advisory agreement and any planning for future advisory services (including any potential transition thereof), whether with Opus Investment Management or another person, provided always that this shall be without prejudice to the terms and conditions of the Opus Agreements;

6.4.7	deliver to the Buyer full details of any material Tax planning being considered by any Group Company in connection with or in respect of Brexit;

6.4.8

if it (or any Group Company) becomes aware of anything (including any Effect(s)) which constitutes, or which would reasonably be expected to result in an MAE, promptly (and in any event within two Business Days) inform the Buyer of such occurrence in writing (together with reasonable details thereof). If the Buyer reasonably believes that anything (including any Effect(s)) has occurred which constitutes, or which would reasonably be expected to result in, an MAE:

(a)	the Buyer, acting reasonably, shall be entitled to request from THG any information relating to the Group for the sole purpose of assessing whether or not such event has occurred; and

(b)

THG shall, within five Business Days of receiving any such request for information from the Buyer, respond to the Buyer with such information requested, but only to the extent that the information requested (or any portion thereof) is not otherwise restricted or prohibited from being disclosed by confidentiality obligations owed by THG to another person or Law, or is otherwise privileged;

6.4.9

deliver to the Buyer for comment details of any proposed action it intends to take or carry out in connection with or in respect of the THG Loan Reorganisation, take account of the reasonable comments of the Buyer and make such amendments to, or otherwise revise, any such proposed action on such basis as the Buyer may reasonably require, and shall not (without the prior written consent of the Buyer such consent not to be unreasonably withheld or delayed) take or agree to take any such proposed action; and

6.4.10

promptly (and, in any event, within 20 Business Days of the date of this Agreement) provide the Buyer with contact details (e-mail addresses and telephone numbers) for the relevant directors, officers and/or employees of CSL and Chaucer Corporate Capital (No.3) Limited responsible for managing the relationship between the Group and Lloyd’s in respect of the provision of Funds at Lloyd’s by Chaucer Corporate Capital (No.3) Limited (“FAL Staff”), use all reasonable endeavours to encourage the FAL Staff to meet with and discuss any issues raised by the Buyer in relation to the Chaucer Corporate Capital (No.3) Limited’s Funds at Lloyd’s and provide (and shall use all reasonable endeavours to encourage the FAL Staff to provide) any and all such assistance, cooperation and information as the Buyer may reasonably require or request in respect of and in connection with Lloyd’s written confirmation that it is satisfied with the form, substance and amount of the FAL including in relation to the 2019 business plan of any Group Company.

6.5	During the period commencing on the date of this Agreement and ending on (and including) the Completion Date:

6.5.1

the parties shall, and shall procure that the THG Group (in the case of THG) and the Buyer’s Group (in the case of the Buyer) shall, use all reasonable endeavors to assist the other in connection with (at the Buyer’s sole discretion, in relation to the decision between (i) and (ii) only):

(i)

the Buyer’s Group renegotiating the terms of the FAL LOC Facility Agreement and, to the extent necessary, the Charge over Account with the FAL LOC Finance Parties (including, without limitation, to reflect the change in the identity of the Parent thereunder and consequential matters) and agreeing any new security, guarantee or similar arrangements with the FAL LOC Finance Parties to replace the FAL LOC Guarantee, the THG Pledge Agreement and the THG Account Control Agreement, in each case to come into effect immediately upon Completion; or

(ii)

the Buyer’s Group procuring the replacement of the letters of credit referred to in Schedule 11 with alternative arrangements for the provision of funds at Lloyd’s (whether by way of letter of credit or otherwise), to come into effect immediately upon Completion; and

(iii)	irrespective of whether (i) or (ii) above applies, the release of the FAL LOC Guarantee, the THG Pledge Agreement and the THG Account Control Agreement immediately upon Completion;

6.5.2

in the event that the Buyer’s Group successfully agrees a renegotiated FAL LOC Facility Agreement and, to the extent necessary, Charge over Account with the FAL LOC Finance Parties, the parties shall, and shall procure that the THG Group (in the case of THG) and the Buyer’s Group (in the case of the Buyer) shall, provide each other with such assistance in connection with the implementation of such renegotiated terms as is reasonably necessary in order for such terms to come into effect immediately upon Completion (including, without limitation, in connection with the signing of documentation relating to the amendment of the FAL LOC Facility Agreement and, to the extent necessary, the Charge over Account and the delivery of any conditions precedent required by the FAL LOC Finance Parties in relation thereto) and the termination, cancellation and final settlement, discharge and release of all liabilities and obligations of THG under the FAL LOC Guarantee, the THG Pledge Agreement and the THG Account Control Agreement immediately upon Completion;

6.5.3

in the event that the Buyer’s Group does not agree amendments to the FAL LOC Facility Agreement with the FAL LOC Finance Parties, the parties shall each take such action and enter into such documentation as shall be reasonably necessary or desirable to achieve, prior to Completion, the termination, cancellation and final settlement, discharge and release of all liabilities and obligations of:

(a)	the relevant Group Companies under the FAL LOC Facility Agreement, any letters of credit thereunder and the Charge over Account (and the release of the security under the Charge over Account); and

(b)	THG under the FAL LOC Guarantee, the THG Pledge Agreement and the THG Account Control Agreement,

including, without limitation, in the case of the Buyer, the Buyer or the Buyer’s Group entering into alternative letter of credit facility agreements and replacing the letters of credit referred to in Schedule 11 with other letters of credit or providing as Funds at Lloyd’s on behalf of the Chaucer Corporate Capital (No.3) Limited such other alternative cash and/or assets as are acceptable to Lloyd’s; and

6.5.4

the parties shall each take such action and enter into such documentation as shall be reasonably necessary or desirable to achieve, upon Completion, the discharge and release in full of the obligations and liabilities past, present and future of THG pursuant to the THG Pledge Agreement and the FAL LOC Guarantee.

6.6	Immediately following the signature of this Agreement by the parties, THG shall deliver, or procure the delivery of, the following documents to the Buyer:

6.6.1	the Disclosure Letter executed by THG; and

6.6.2

for each Seller, a copy of, or extracts from, the minutes of a meeting of the board of each such company, authorising (in the case of THG only) the execution, delivery and completion of this Agreement and the Disclosure Letter and (in the case of each Seller) the performance of the transactions contemplated therein, as applicable.

6.7	Immediately following the signature of this Agreement by the parties, the Buyer shall deliver, or procure the delivery of, the following documents to THG:

6.7.1	the Disclosure Letter executed by the Buyer;

6.7.2	a letter of comfort from Central Huijin Investment Ltd indicating their intention to vote in favour of the Resolution; and

6.7.3	the Board Resolution.

6.8

On or after the satisfaction or waiver (as the case may be) of the last of the Conditions to be satisfied or waived, but not less than three Business Days prior to Completion, the Buyer shall notify the PRA, the FCA, Lloyd’s and the CBI of the proposed Completion Date.

6.9	If:

6.9.1

between the date of this Agreement and Completion, the Buyer becomes aware of any fact, matter or circumstance that constitutes a material breach of any of the Fundamental Warranties (or which would constitute a material breach of any of the Fundamental Warranties when repeated at Completion in accordance with Clause 8.1), then the Buyer shall, subject to Clauses 6.9.2 and 6.9.3, be entitled at any time prior to Completion to terminate this Agreement on 20 Business Days’ notice in writing to THG;

6.9.2

the Buyer gives notice to THG in accordance with Clause 6.9.1, then the Buyer shall not be entitled to exercise its right to terminate this Agreement pursuant to Clause 6.9.1 if the relevant breach is capable of remedy and, within 20 Business Days of receiving notice of the breach in accordance with Clause 6.9.1, the breach is remedied by THG (or the other Seller) so that, immediately following Completion, the Buyer will be in materially no worse a position than it would have been had there been no breach; and

6.9.3

this Agreement is terminated in accordance with Clause 6.9.1, then each party’s further rights and obligations under this Agreement shall, unless otherwise agreed upon in writing by the parties, immediately terminate and no party shall have a claim against the other party provided that:

(a)	termination shall not affect a party’s accrued rights, liabilities and obligations prior to and as at the date of termination; and

(b)

the rights and obligations of the parties under Clause 9, Clauses 13 to 18 (inclusive), Clause 20, Clauses 22 to 25 (inclusive) and Clause 27 and Clause 28, together with Clause 1 and any other provisions of this Agreement necessary for its interpretation or enforcement, shall remain in full force and effect.

7.	COMPLETION

7.1

Completion shall take place outside the UK at such place agreed upon in writing by the parties on the Completion Date, when all the business referred to in Clauses 7.2 to 7.4 (inclusive) shall be transacted.

7.2	At Completion, THG shall deliver or shall procure the delivery to the Buyer of:

7.2.1

original executed transfers of the Shares in favour of the Buyer (or such other person as the Buyer directs) from each relevant Seller (as applicable) in the agreed form together with the share certificates for all the Shares (or an indemnity in the agreed form in the case of any missing, lost or destroyed certificates);

7.2.2

original powers of attorney in favour of the Buyer (or as it directs) in the agreed form executed by each relevant Seller (as applicable) to enable the Buyer (or other such person) to exercise all voting and other rights attaching to the Shares held by each such relevant Seller pending registration;

7.2.3	an original or copy of a letter of resignation from Jeffrey Farber in respect of each Group Company of which he is a director in the agreed form;

7.2.4

to the extent not in the possession of a Group Company, such share certificates showing the name of the relevant Company or another of the Group Companies as registered holder in respect of all the shares in each of the Subsidiaries as may be in the possession of THG (or an indemnity in the agreed form in the case of any missing, lost or destroyed certificates);

7.2.5	the original or copy of the HSIB Coverholder Agreement executed by HSIB and CSL on behalf of the Members of Syndicate 1084 and the HSIB transitional services agreement executed by HSIB and CSL;

7.2.6

the originals or copies of the executed agreements (or, as the case may be, deeds) and other relevant documentation effecting or, as applicable, evidencing the termination and final settlement, discharge and release of all liabilities and obligations of the relevant Group Companies under:

(a)	the THIC Loan and the THG Line of Credit;

(b)	the THG USD Loan and the THG AUD Loan pursuant to the THG Loan Reorganisation;

(c)	the Services Agreements;

(d)	the THIC Guarantee; and

(e)	the recharge agreement between THG and CSL dated 1 January 2016;

7.2.7

the originals or copies of the executed agreements (or, as the case may be, deeds) and other relevant documentation effecting or, as applicable, evidencing either (in each case to the extent entered into, without prejudice to the parties’ obligations with respect thereto under Clause 6.5):

(a)

the termination, cancellation and final settlement, discharge and release of all liabilities and obligations of the relevant Group Companies under the FAL LOC Facility Agreement, any letters of credit issued thereunder and the Charge over Account, as referred to in Clause 6.5.3; or

(b)

the amendment of the FAL LOC Facility Agreement and, to the extent necessary, the Charge over Account to reflect the renegotiated position reached with the FAL LOC Finance Parties, as described in Clause 6.5.2, including in either case any ancillary and condition precedent documentation required by the LOC Finance Parties in connection therewith;

7.2.8	an original or a copy of the Transitional Services Agreement executed by THIC and CUSL;

7.2.9	an original or a copy of the agreements described in Clause 7.4.3(c) executed by THIC and CIC, and Clause 7.4.3(d) executed by the relevant parties;

7.2.10	an original or a copy of the Leakage Certificate;

7.2.11	an original or a copy of the MAE Certificate;

7.2.12

an original or a copy of a letter from Hanover Australia BidCo Pty Ltd to BGF Nominees Pty Ltd notifying BGF Nominees Pty Ltd of the change of control of SLE Holdings Pty Ltd, in accordance with Clause 7.5(a) of the share purchase agreement in relation to SLE Holdings Pty Ltd dated 1 July 2017;

7.2.13	to the extent not in the possession of a Group Company, such Leases as may be in the possession of THG;

7.2.14

to the extent not in the possession of a Group Company, such statutory books and minute books (which shall be written up to the time immediately prior to Completion) of each Group Company as may be in the possession of THG;

7.2.15

to the extent applicable, and to the extent not in the possession of a Group Company, the company authentication code for online filing with Companies House for each Group Company and confirmation as to which Group Companies have signed up to “protected online filing” with Companies House (otherwise known as “PROOF”), and the equivalent details (where available) for those Group Companies incorporated outside the UK;

7.2.16

to the extent required by the Buyer in connection with its obligations under Clauses 10.11 to 10.13 (inclusive), and to the extent not in the possession of a Group Company, the username and passwords for the Information Technology Systems (including any social media accounts opened by the Group) but excluding any Information Technology Systems that remain in THG’s control post-completion;

7.2.17	to the extent not in the possession of a Group Company, a copy of the board minutes of the board meetings referred to in Clause 7.3; and

7.2.18	an original or a copy of any power of attorney or other authority under which this Agreement or any document referred to in it is executed on behalf of THG.

7.3	At Completion, THG shall procure that a board meeting of each of the Group Companies is held at which the directors of each Group Company:

7.3.1	(in the case of each Company only) approve the registration of the share transfers referred to in Clause 7.2.1 (subject only to stamping); and

7.3.2

accept the resignations referred to in Clause 7.2.3 and the appointment of new directors nominated by the Buyer in advance of Completion (with such appointments being conditional on any regulatory approvals or consents which are required in advance from an Authority).

7.4	At Completion, the Buyer shall:

7.4.1	pay the Consideration in accordance with Clause 4.2;

7.4.2	deposit the Contingent Consideration into the Escrow Account in accordance with Clause 4.7; and

7.4.3	deliver to THG:

(a)

to the extent to which written evidence has not been provided by the Buyer to the reasonable satisfaction of THG prior to Completion, written evidence to the reasonable satisfaction of THG of the satisfaction of each of the Conditions (other than the MAE Condition);

(b)	an original or a copy of any power of attorney or other authority under which this Agreement or any document referred to in it is executed on behalf of the Buyer;

(c)

a novation, executed by the Buyer (or any other member of the Buyer’s Group designated by the Buyer), between the Buyer (or its designee), CIC and THIC wherein all rights, obligations and liabilities of THIC, whether past, present or future, under or in respect of the Quota Share Agreement are, with effect from 1 January 2018, assumed by the Buyer (or its designee), and THIC is released from and indemnified and held harmless against the same; and

(d)

(without prejudice to the parties’ obligation with respect thereto under Clause 6.5), a release document executed by Lloyds Bank plc, evidencing a total discharge and release of THG from any and all obligations, liabilities and security past, present or future under or in respect of the THG Pledge Agreement, the FAL LOC Guarantee and the THG Account Control Agreement.

7.5	If either party fails to comply with any obligation specified in Clause 7.2, Clause 7.3 or Clause 7.4 (as applicable), the other party shall be entitled by written notice to the party in breach:

7.5.1	to defer Completion for a period of up to ten Business Days (in which case the provisions of this Clause 7 shall apply to Completion as so deferred);

7.5.2	to require the parties to effect Completion so far as practicable having regard to the defaults that have occurred; or

7.5.3	subject to Completion having first been deferred under Clause 7.5.1, to terminate this Agreement, provided that:

(a)	termination shall not affect a party’s accrued rights, liabilities and obligations prior to and as at the date of termination; and

(b)

the rights and obligations of the parties under Clauses 3.11 to 3.14, Clauses 13 to 18 (inclusive), Clause 20, Clauses 22 to 25 (inclusive) and Clause 27 and Clause 28, together with Clause 1 and any other provisions of this Agreement necessary for its interpretation or enforcement, shall remain in full force and effect.

8.	SELLER WARRANTIES AND INDEMNITIES

8.1

Subject to the provisions of Clause 8.3, THG warrants to the Buyer that the following statements are true and accurate as at the date of this Agreement and will be true and accurate as at Completion (as if repeated immediately before Completion):

8.1.1	it has all necessary power and authority to enter into and perform its obligations under this Agreement and the Transaction Documents;

8.1.2	each Seller is the sole legal and beneficial owner of the Shares held by it;

8.1.3	the HIIH Shares constitute the entire issued share capital of HIIH and are fully paid or credited as fully paid;

8.1.4	the CIC Shares constitute the entire issued share capital of CIC and are fully paid or credited as fully paid;

8.1.5	the HAH Shares constitute the entire issued share capital of HAH and are fully paid or credited as fully paid;

8.1.6

no person has the right or has claimed to have a right (whether exercisable now or at a future date and whether contingent or not) to subscribe for, convert any security into or otherwise acquire, any shares, debentures or other securities of any Company, including pursuant to an option or warrant;

8.1.7	there is no Encumbrance over any Shares, there is no subsisting agreement to create any such Encumbrance and no person has claimed to be entitled to any such Encumbrance;

8.1.8	no Company has exercised, nor purported to exercise or claim, any lien over its Shares;

8.1.9	the Shares are properly and validly issued in accordance with the constitutional documents of the applicable Company and Law;

8.1.10	no Company:

(a)	is insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986; or

(b)	has stopped paying its debts as they fall due;

8.1.11

Insolvency Proceedings have not commenced in relation to any Company or (if applicable) any part of its assets or undertaking and, so far as THG is aware, no step has been taken, or threat has been made in writing, by any person in relation to any Company to commence Insolvency Proceedings;

8.1.12	no arrangement or compromise has been made by any Company with its creditors;

8.1.13	this Agreement and the Transaction Documents constitute (or will when executed constitute) binding and enforceable obligations on it in accordance with their respective terms;

8.1.14	the entering into and performance by it of its obligations under this Agreement and the Transaction Documents will not:

(a)	conflict with or result in a breach of any provision of its constitutional documents;

(b)	conflict with or result in a breach of, or constitute a default under, any agreement or instrument under which it enjoys rights or by which it is bound; or

(c)

conflict with or result in a breach of any law or regulation, or of any order, judgment or decree of any court or governmental, administrative or regulatory body or agency to which it is a party or by which it is bound;

8.1.15

save as set out in this Agreement, all or any consents, permissions, approvals, notices and agreements of third parties which are necessary for it to obtain in order to enter into and perform its obligations under this Agreement and the Transaction Documents in accordance with their respective terms have been unconditionally obtained or made in writing; and

8.1.16	no Insolvency Proceedings have commenced in relation to it.

8.2	Subject to the provisions of Clause 8.3, THG warrants to the Buyer that the General Warranties and the Boxed Tax Warranties are true and accurate as at the date of this Agreement.

8.3	The Warranties are subject to:

8.3.1	any matter which is fairly disclosed in the Disclosure Letter, including matters deemed to be or treated as fairly disclosed pursuant to the terms of the Disclosure Letter;

8.3.2	any matter which is fairly disclosed in the Data Room and/or the Disclosed Documents and/or this Agreement and/or any Transaction Document;

8.3.3	any matter or thing done or omitted to be done prior to Completion at the written request or direction of, or with the written approval of, the Buyer or any other member of the Buyer’s Group; and

8.3.4	the provisions of Clause 9.

8.4

Each of the Warranties is given by THG on behalf of itself and also, to the extent such warranty relates to CIC, on behalf of THIC, provided that any Warranty Claim may only be made by the Buyer against THG and not against THIC.

8.5	Each of the Warranties shall be interpreted as separate and independent.

8.6	The only Warranties given in relation to Taxation are the Boxed Tax Warranties and none of the other Warranties shall be deemed to be given in relation to Taxation.

8.7

THG makes no representation and gives no warranty or undertaking to the Buyer save only as and to the extent expressly set out in this Agreement. The Buyer shall not have any remedy in respect of any misrepresentation or untrue statement made (whether carelessly or not) by THG unless and to the extent that a claim lies for breach of the Warranties. In particular, THG disclaims all liability and responsibility for any representation, warranty, statement, opinion, information or advice made or communicated (orally or in writing) to the Buyer (including any representation, warranty, statement, opinion, information or advice made or communicated to the Buyer or any other member of the Buyer’s Group by any officer, director, employee, agent, consultant or representative of any Group Company or of any member of the THG Group, or otherwise made available by or on behalf of THG or contained in the Data Room and/or the Disclosed Documents) other than for breach of the Warranties.

8.8	Clause 8.7 shall not exclude any liability of THG for fraud.

8.9

THG undertakes to the Buyer and the applicable Group Companies that, subject always to the provisions of Clause 8.10, it shall irrevocably and unconditionally indemnify and promptly pay the Buyer and the applicable Group Companies in respect of any and all Losses suffered, sustained, incurred or paid by Buyer and the applicable Group Companies in excess of the applicable amounts reserved or provided for in the Locked Box Accounts in respect of the following material litigation:

8.9.1

the investigation by the New York Department of Financial Services (“NYDFS”) in relation to CSL’s participation in Lockton’s National Rifle Association (“NRA”) affinity scheme referred to by the NYDFS as “NRA Endorsed Insurance Programs/Lockton”, or any other investigation commenced by any other U.S. State in relation to the same;

8.9.2

Lincoln Adventures v. Lloyd’s of London and Certain Underwriters at Lloyd’s of London, et al (Civil Action No. 04-5184 (CCC) (D. New Jersey) – Putative Class Action filed on behalf of United States business entities that purchased insurance through the Lloyd’s market, brought against 23 Lloyd’s syndicates (including Syndicates 1084, 1096 and 1245); and

8.9.3

Julia Wieck vs. CIT Bank, N.A., Financial Freedom, Seattle Specialty Insurance Services, Inc., General Lender Services, Inc., Certain Underwriters’ at Lloyds of London, and Great Lakes Reinsurance (UK), PLC (Case No. 16-596 (RLP) (D. Hawaii) – Putative class action based on allegations involving “force-placed” insurance in reverse mortgages owned or serviced by Financial Freedom (a division of CIT Bank) though its agent, Seattle Specialty.

8.10

The aggregate liability of the indemnity provided by THG in respect of the matters identified in Clauses 8.9.1, 8.9.2 and 8.9.3 (“the Indemnified Matters”) shall be limited, and the resulting liability of the Buyer and the applicable Group Companies in respect of the Indemnified Matters shall be apportioned and borne as follows:

8.10.1

THG shall be solely liable under the indemnity in Clause 8.9 for Losses up to the aggregate amount of US$4,000,000 (inclusive of, and giving credit for all applicable amounts reserved or provided for in the Locked Box Accounts as at the Locked Box Date);

8.10.2

liability for any and all Losses suffered, sustained, incurred or paid by the Buyer after Completion and/or the applicable Group Companies (before or after Completion) in excess of the US$4,000,000 THG liability referred to in Clause 8.10.1 shall be borne as follows:

(a)	first, in respect of any liability up to a further US$2,000,000, (i) 50% by THG and (ii) 50% by the applicable Group Companies; and

(b)	finally, in respect of any liability in excess of that referred to in Clause 8.10.2(a), by THG solely; and

8.10.3

the Buyer and the applicable Group Companies undertake to THG that they will irrevocably and unconditionally indemnify and promptly pay THG in respect of any and all Losses suffered, sustained, incurred or paid by THG pursuant to Clause 8.9 and as limited by and subject to Clauses 8.10.1 and 8.10.2.

8.11	Following Completion, the Buyer undertakes that it shall, and will procure that the applicable Group Companies shall in regard to the Indemnified Matters:

8.11.1	keep THG advised of all developments and communications and correspondence exchanged between the participants in the Indemnified Matters;

8.11.2	provide THG with copies of all material correspondence and pleadings in the Indemnified Matters;

8.11.3

if requested by THG, give THG and its professional advisers reasonable access to personnel of the Buyer and/or the applicable Group Companies and the attorneys and professional advisers of the Buyer and/or the applicable Group Companies who are engaged in the conduct of the Indemnified Matters; and

8.11.4

not settle or make any admission of liability, agreement or compromise any claim or matter within or relating to the Indemnified Matters without the prior written consent of THG, such consent not to be unreasonably conditioned, withheld or delayed.

8.12

THG hereby undertakes to the Buyer to irrevocably and unconditionally indemnify and hold harmless the Buyer (or any member of the Buyer’s Group and the Group on its behalf) from all Losses which may arise against the Buyer or any member of the Buyer’s Group from, in connection with or by reference to the THG Loan Reorganisation. For the avoidance of doubt, this Clause 8.12 is subject paragraph 4 of Schedule 3.

9.	LIMITATIONS ON THG’S LIABILITY

9.1	THG’s liability under this Agreement and any Transaction Document shall be limited or excluded (as the case may be) as follows:

9.1.1	THG shall not be liable in respect of any breach of the Warranties if and to the extent that the resulting Loss has been recovered under the Tax Covenant or vice versa; and

9.1.2	by the provisions of Schedule 3.

9.2	THG’s liability under the Tax Covenant and the Boxed Tax Warranties shall be further limited under the provisions of the Tax Covenant.

10.	BUYER WARRANTIES, ACKNOWLEDGEMENTS, UNDERTAKINGS AND INDEMNITY

10.1	The Buyer warrants to THG that the Buyer Warranties are true and accurate as at the date of this Agreement and as at the Completion Date.

10.2	Each of the Buyer Warranties shall be interpreted as separate and independent.

10.3

The Buyer and THG acknowledge and agree that, with respect to the Buyer Warranty set out in paragraph 4 of Schedule 4, any damages which may be payable by Buyer to THG in respect of a breach of such Buyer Warranty shall not be based on, or otherwise calculated by reference to, the Break Fee.

10.4	The Buyer acknowledges and agrees that it has been given an opportunity to carry out an investigation into the affairs of each Group Company.

10.5	The Buyer agrees and undertakes that:

10.5.1	each of the SPVs (when incorporated) will at all times be duly incorporated and validly and lawfully in existence in accordance with Laws and be of good standing;

10.5.2	each of the SPVs shall, if and to the extent required by Laws, execute all necessary applications for the purposes of the Conditions in Clauses 3.1.1 to 3.1.7 inclusive;

10.5.3

on and with effect from the date of incorporation of the applicable SPV and again immediately prior to Completion, the Buyer gives and is deemed to give each of Buyer Warranties 1, 2, 3, 4 and 6 in respect of each SPV so that references to “the Buyer” shall be construed as references to each of the SPVs; and

10.5.4

Buyer will provide, and will procure that the SPVs provide, such evidence (other than any legal opinions) as to their due incorporation and legal status and good standing as THG may reasonably require from time to time.

10.6

The Buyer shall preserve for a period of at least seven years from Completion all books, records and documents of or relating to each Group Company existing at Completion. The Buyer shall permit and allow, and shall procure that each other member of the Buyer’s Group shall permit and allow, upon reasonable notice (and in any event on seven days’ written notice) and during normal business hours, the employees, agents and professional advisers of THG access to such books, records and documents and to inspect and make copies of them.

10.7

The Buyer acknowledges and agrees that, in the absence of fraud, the Buyer has no rights against and may not make any claim against any employee director, agent, officer or (except to the extent such adviser has entered into a reliance letter with the Buyer) adviser of THG or any member of the THG Group (or any Senior Employee or any individual named in Clause 1.9), on whom it may have relied before agreeing to any term of, or entering into, this Agreement or any Transaction Document, and each and every such person shall be entitled to enforce this Clause 10.7 under the Contracts (Rights of Third Parties) Act 1999.

10.8

THG acknowledges and agrees that, in the absence of fraud, THG has no rights against and may not make a claim against any Senior Employee or any individual named in Clause 1.9, on whom it may have relied before agreeing to any term of, or entering into, this Agreement or any Transaction Document, and each and every such person shall be entitled to enforce this Clause 10.8 under the Contracts (Rights of Third Parties) Act 1999.

10.9

The Buyer undertakes that, during the period from the date of this Agreement up to (and including) the date on which the Antitrust Condition is satisfied or waived (or, if earlier, the date on which this Agreement is terminated), it will not, either alone or acting in concert with others:

10.9.1	acquire or offer to acquire (or cause another person to acquire or to offer to acquire); or

10.9.2	progress or contemplate (or cause another person to progress or contemplate) arrangements that, if carried into effect, would result in the acquisition of,

a competing business to the Group’s business or any other business, in either case, the acquisition of which might reasonably be expected to prejudice or delay the satisfaction of the Antitrust Condition, provided that this Clause 10.9 shall, in no circumstance or event, apply to (or be considered or deemed to apply to or otherwise prevent or restrict) the Buyer or any other member of the Buyer’s Group from acquiring or offering to acquire (or progressing or contemplating arrangements which, if carried into effect, would result in the acquisition of) any businesses which operate solely in China.

10.10

The Buyer acknowledges and agrees that, other than as provided for in Clause 10.14, nothing in this Agreement shall transfer or licence, or shall operate as an agreement to transfer or licence, any right, title or interest in or to the name “Hanover” or any associated logo or device which the members of the THG Group own, or any similar name or mark. Following Completion, the Buyer shall not, and shall procure that no member of the Buyer’s Group shall, hold itself out as being part of or in any way connected with the THG Group.

10.11

Without prejudice to the provisions of Clause 10.10 above or the trade mark rights of the THG Group, the Buyer shall procure that for so long as any member of the THG Group continues to retain an interest in the name “Hanover” or any associated logo or device, no member of the Buyer’s Group shall use the name “Hanover” or any associated logo or device or any confusingly similar name or mark in the business of the Group, any extensions or developments thereto, or in a business which competes with the business of THG or any member of the THG Group in which the name “Hanover” or any associated logo or device is used.

10.12

The Buyer shall procure that each Group Company whose corporate name contains “Hanover” shall, as soon as reasonably practicable following Completion and in any event by the date falling 20 Business Days after Completion, pass all required resolutions to change its corporate name to a name which does not include “Hanover” or any confusingly similar name and shall procure the prompt registration of the new name with the appropriate court or registry. Upon receipt of confirmation from the appropriate court or registry that such name change has been effected, the Buyer shall provide THG with written proof that such name change has been effected.

10.13

The Buyer shall procure that each Group Company shall by the date falling 45 days after Completion, destroy or delete from existing stocks or sales literature and stationery or buildings, signage or vehicles, and social media and internet sites, the content of which is under the Buyer’s or a Group Company’s control, the word “Hanover”.

10.14

Notwithstanding anything expressed to the contrary in this Agreement (including in this Clause 10), the Buyer and the Group Companies may refer to the fact that the Group Companies used to be owned by THG prior to Completion.

10.15

The Buyer undertakes to THG that, within the period of time prescribed by Law after Completion, it shall, with respect to the sale and purchase of the Shares consummated by this Agreement, complete, in accordance with the requirements of SAFE, the necessary foreign exchange registrations for outbound direct investment with a bank designated by SAFE.

10.16

The Buyer undertakes, with effect from Completion, to THG that it shall irrevocably and unconditionally indemnify and promptly pay THG in respect of any and all Losses suffered, sustained, incurred or paid by THG and THIC (as applicable) relating to the New Pensions Guarantee and the THIC Guarantee.

10.17

In the event that by Law or by requirement of an Authority (including in order for any Group Company to remain or become in compliance with Law or requirements of any Authority), in each case in any jurisdiction, it is necessary prior to Completion to increase the aggregate Funds at Lloyd’s of any Corporate Member and THG notifies the Buyer in advance of the same and then provides, or (at the cost and expense of THG, such cost and expense not forming part of the indemnity coverage in this Clause 10.17) procures the provision by a third party of, any such additional Funds at Lloyd’s (including by way of loan of cash, subscription for additional share capital, provision of guarantees or letters of credit), the Buyer then undertakes irrevocably and unconditionally to indemnify and hold harmless THG and on and with effect from Completion promptly repay to THG, or on its behalf, all sums so provided by THG and procure the release and return of all securities, guarantees and letters of credit arranged by THG and (other than as provided for in this Clause 10.17 in respect of third party funding) to reimburse THG for all costs and expenses incurred therewith.

11.	TAX

The provisions of Schedule 9 shall come into full force and effect at Completion.

12.	PROTECTION OF GOODWILL

12.1

Subject to Clause 12.2, THG covenants with the Buyer that without the written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed) for a period of 18 months commencing on Completion:

12.1.1

it will not acquire control (within the meaning of section 181 FSMA) of any Lloyd’s managing agent, provided that the foregoing shall not apply: (i) to any acquirer of any of the share capital of THG or any member of the THG Group; or (ii) in respect of any Lloyd’s managing agent acquired, directly or indirectly, by THG or any member of the THG Group after the date hereof as part of the acquisition of a larger group, to the extent that such Lloyd’s managing agent’s activities do not constitute more than (a) 25% of the revenues of such larger acquired group, or (b) 5% of THG’s revenues, in each case in the 12 months immediately preceding such acquisition; and

12.1.2	it (and it shall procure that the THG Group) will not, directly or indirectly, retain, canvass, solicit, induce or otherwise entice away any Senior Employee.

12.2	Nothing in Clause 12.1 shall prevent THG or any member of the THG Group from:

12.2.1

being the holder of, or beneficially interested in, any class of securities in any company if such class of securities is listed or dealt in on any recognised investment exchange (as defined in FSMA) and confers not more than 10% of the votes which can generally be cast at a general meeting of that company;

12.2.2	doing anything with the Buyer’s prior consent or at the direction of the Buyer or complying with or fulfilling its obligations under this Agreement;

12.2.3	conducting and continuing to conduct its other activities as at the date of this Agreement consistent with past practice, including HSIB acting as a coverholder for other Lloyd’s managing agents; or

12.2.4

employing any person whose employment, arrangement or engagement with the Group is terminated after Completion or advertising generally for staff and taking any candidate who applies as a result of such advertisement.

13.	CONFIDENTIAL INFORMATION

13.1	Subject to Clause 13.2, each party shall treat the following information as confidential to the extent obtained as a result of or in connection with entering into this Agreement:

13.1.1	details of the provisions of this Agreement and any other agreement or arrangement entered into pursuant to or in connection with this Agreement;

13.1.2	information relating to the negotiations leading to the execution of this Agreement and any other agreement or arrangement entered into pursuant to or in connection with this Agreement;

13.1.3

in the case of THG, any information received or held by THG or any of its officers, employees, agents or advisers which relates to the Buyer and/or the Buyer’s Group or, following Completion, any of the Group Companies; and

13.1.4

in the case of the Buyer, any information received or held by the Buyer or any of its officers, employees, agents or advisers which relates to any and all of THG and/or any member of the THG Group or, prior to Completion, any of the Group Companies,

(together, “Confidential Information”), provided that each party shall always be permitted to confirm that the transaction to be effected by this Agreement has taken place without providing any further information.

13.2	Any party may disclose information otherwise required by Clause 13.1 to be treated as confidential:

13.2.1	if and to the extent required by Law;

13.2.2	if and to the extent required by any Authority (including any Tax Authority) or securities exchange in any relevant jurisdiction (including in relation to the Buyer Shareholder Approval Condition);

13.2.3	to the extent required to enable such party to carry out its obligations under this Agreement;

13.2.4	in the case of the Buyer, to members of the Buyer’s Group, and to their employees, officers, agents, professional advisers, auditors or bankers, in each case from time to time;

13.2.5

in the case of THG, to members of the THG Group, and to their employees, officers, agents, professional advisers, auditors or bankers and to the Employees, officers, agents, professional advisers, auditors or bankers of the Group, in each case from time to time;

13.2.6	if and to the extent such information is or comes into the public domain through no fault of that party; or

13.2.7	if and to the extent each other party has given prior written consent to the disclosure.

13.3

Each party shall ensure that any person to whom Confidential Information is disclosed pursuant to Clause 13.2.4 or Clause 13.2.5 is made aware of the obligations of confidentiality contained in this Clause 13.

13.4	This Clause 13 supersedes the Non-Disclosure Agreement, provided that this Clause 13.4 shall not affect:

13.4.1	any rights, liabilities and obligations of THG or the Buyer accrued under the Non-Disclosure Agreement prior to the date of this Agreement; and

13.4.2

the rights and obligations of THG (and any member of the THG Group) and the Buyer under paragraphs 4 and 10 of the Non-Disclosure Agreement (together with any other provisions of the Non-Disclosure Agreement necessary for the interpretation or enforcement of such paragraphs) shall remain in full force and effect.

14.	ANNOUNCEMENTS

14.1

Other than the Announcements (which the Buyer and THG may, respectively, make at any time on or after the date hereof), no party may make any press release or other public announcement (including any communication to any customers, suppliers or employees of any of the Group Companies) about this Agreement or the transactions contemplated by it except with the prior written consent of each other party (which shall not be unreasonably withheld or delayed).

14.2	Clause 14.1 shall not apply to a press release or other public announcement if and to the extent:

14.2.1	such announcement is required by Law or required by any Authority (including, for the avoidance of doubt, any Tax Authority) or securities exchange in any relevant jurisdiction; or

14.2.2	such announcement is required in order to facilitate any assignment or proposed assignment of the whole or any part of the rights and benefits under this Agreement which is permitted by Clause 18, provided that the party required to make such a press release or announcement shall first notify each other party and take such steps as may be legally permissible and reasonably practicable in the circumstances to consult with each other party before the relevant release or announcement is made, and shall take into account their reasonable comments.

15.	NOTICES

15.1

Any notice, consent or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing and in English and addressed as provided in Clause 15.2, and shall be served:

15.1.1	by leaving it at the relevant address, in which case it shall be deemed to have been given upon delivery to that address;

15.1.2	if within the UK, by first class pre-paid post, in which case it shall be deemed to have been given two Business Days after the date of posting;

15.1.3	if from or to any place outside the UK, by air courier, in which case it shall be deemed to have been given two Business Days after its delivery to a representative of the courier;

15.1.4	if from or to any place outside the UK, by pre-paid airmail, in which case it shall be deemed to have been given five Business Days after the date of posting; or

15.1.5	by e-mail, in which case it shall be deemed to have been given when dispatched provided there is no automatically generated notice of message delivery failure.

15.2	Notices under this Agreement shall be sent for the attention of the person and to the address or e-mail address, subject to Clause 15.3:

To the Buyer:

For the attention of: Zuo Huiqiang, International Business Director of China Reinsurance (Group) Corporation and Deputy General Manager of China Property & Casualty Reinsurance Company LTD, at No.11 Jinrong Avenue, Xicheng District, Beijing, China (zuohq@chinare.com.cn), with a copy (which shall not constitute notice) to the Buyer’s Solicitors (for the attention of Martin Membery, Sidley Austin LLP, Woolgate Exchange, 25 Basinghall Street, London EC2V 5HA, UK (mmembery@sidley.com)).

To THG:

For the attention of: Jeffrey M. Farber, Executive Vice President and Chief Financial Officer at The Hanover Insurance Group, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, United States of America (jfarber@hanover.com), with a copy (which shall not constitute notice) to THG’s Solicitors (for the attention of Jeremy Hill, Debevoise & Plimpton LLP, 65 Gresham Street, London, EC2V 7NQ, UK (jhill@debevoise.com)).

15.3

A party may from time to time notify the other parties of any other person (or persons) or address (or addresses) for the receipt of notices or copy notices. Any such change shall take effect five Business Days after notice of the change is received or (if later) on the date (if any) specified in the notice as the date on which the change is to take place.

15.4

Any notice, consent or other communication given in accordance with Clause 15.1 and received after 5.30 p.m. on a Business Day, or on any day which is not a Business Day, shall for the purposes of this Agreement be regarded as received on the next Business Day.

16.	TERMINATION

16.1

Subject to Clause 16.2, no party shall have any right to rescind or terminate this Agreement prior to Completion for any reason whatsoever (including, without limitation, for breach of any Fundamental Warranty).

16.2	This Agreement may only be terminated pursuant to and in accordance with Clause 3.10, Clause 6.8 or Clause 7.5.

17.	COSTS

17.1

Subject to Clauses 3.11, 3.12, 17.2 and 17.3, each party shall bear its own costs and expenses in connection with the preparation, negotiation, execution and performance of this Agreement and the documents referred to in it.

17.2

THG shall bear, and undertakes to the Buyer to promptly reimburse the Buyer or, at the Buyer’s direction, the applicable Group Company, all after Tax costs to the applicable Group Companies of any Retention and Success Payments, based on a hypothetical completion date of 30 September 2018 and as illustrated in the “Project Hydrangea Retention Summary”, dated 31 May 2018 in the Data Room at document 6.4.7.1.

17.3

THG shall bear, and, on and with effect from Completion, undertakes to the Buyer to irrevocably and unconditionally indemnify and hold harmless the Buyer (or any applicable Group Company on its behalf) from all Losses in respect of any finder’s fee or brokerage or other commission paid by any Group Company in connection with this Agreement or the sale of the Shares to the Buyer.

17.4	For the avoidance of all doubt, all stamp, transfer, registration and other similar Tax, duties and charges arising on the transfer of the Shares pursuant to this Agreement shall be paid by the Buyer.

18.	ASSIGNMENT

18.1	This Agreement shall be binding on and enure for the benefit of the successors and personal representatives of the parties.

18.2

No party shall assign, transfer, charge, make the subject of a trust or deal in any other manner with this Agreement or any of its rights under this Agreement or purport to do any of the same without the prior written consent of the other party save that:

18.2.1

THG shall be entitled at any time and on more than one occasion on not less than ten Business Days’ written notice to Buyer to assign all (but not some only) of its rights and benefits under this Agreement to any member of the THG Group (each such person being a “THG Permitted Assignee”), provided that if any THG Permitted Assignee, following such assignment, ceases to be a member of the THG Group, then THG shall procure that such THG Permitted Assignee shall immediately prior to ceasing to be a member of the THG Group, assign all of its rights and benefits under this Agreement back to THG or to another member of the THG Group and provided always that any continuing party’s liability to any such assignee in respect of the rights assigned pursuant to this Clause 18.2.1 shall not be greater than if no assignment had taken place; and

18.2.2

the Buyer shall be entitled at any time and on more than one occasion on not less than ten Business Days’ written notice to THG to assign all (but not some only) of its rights and benefits under this Agreement to any member of the Buyer’s Group (each such person being a “Buyer’s Permitted Assignee”) or, by way of security, to any bank(s) and/or financial institution(s) (and any related hedge counterparties, agents and trustees) lending money or making other banking facilities available to the Buyer or any other member of the Buyer’s Group, provided that if any Buyer’s Permitted Assignee, following such assignment, ceases to be a member of the Buyers’ Group, then the Buyer shall procure that such Buyer’s Permitted Assignee shall immediately prior to ceasing to be a member of the Buyer’s Group, assign all of its rights and benefits under this Agreement back to the Buyer or to another member of the Buyer’s Group and provided always that any continuing party’s liability to any such assignee in respect of the rights assigned pursuant to this Clause 18.2.2 shall not be greater than if no assignment had taken place.

18.3

For the avoidance of doubt, notwithstanding any permitted assignment in accordance with Clause 18.2, in no circumstances shall the assigning party be entitled to transfer its obligations and liabilities relating to this Agreement or to the performance of the transactions contemplated therein and the assigning party shall remain liable to the non-assigning party, including as an assignor on behalf of any assignee.

19.	FURTHER ASSURANCES

THG shall, at the Buyer’s sole cost, do or procure to be done all such further acts and things, and execute or procure the execution of all such other documents, as the Buyer may from time to time reasonably require for the purpose of giving the Buyer full title to the Shares.

20.	CUMULATIVE RIGHTS AND REMEDIES

20.1

The rights, powers, privileges and remedies provided by this Agreement are cumulative and (except as otherwise provided in this Agreement) are not exclusive of any rights, powers, privileges or remedies provided by Law.

20.2

Each party acknowledges and agrees that, if there is a breach by a party of any of the obligations and/or undertakings in this Agreement (including, by way of example, those set out in Clauses 3, 6, 7, 12, 13 and 14), the remedies which may be otherwise available to the innocent party may be inadequate to fully compensate the innocent party for any loss or damage caused by such breach and, therefore, each party agrees that, in addition to any other rights or remedies that the innocent party may have under Law upon a breach or potential breach, of any of the obligations and/or undertakings in this Agreement, the innocent party may seek equitable relief. Nothing in this Agreement (other than Clause 3.11) shall be construed as excluding or otherwise limiting the right of a party to seek interim or conservatory measures, emergency or injunctive relief or specific performance of an obligation and/or undertaking of the other party in this Agreement.

21.	EFFECT OF COMPLETION

This Agreement (and in particular the Warranties and the Tax Covenant), in so far as any of its provisions remain to be, or are capable of being, performed or observed after Completion, remains in full force and effect notwithstanding Completion.

22.	WAIVER AND VARIATION

22.1

In no event will any delay, failure or omission (in whole or part) in enforcing, exercising or pursuing any right, power, privilege, claim or remedy conferred by or arising under this Agreement or by Law, whether by conduct or otherwise, be deemed to be or be construed as a waiver of that or any other right, power, privilege, claim or remedy in respect of the circumstances in question, or operate so as to bar the enforcement of that, or any other right, power, privilege, claim or remedy, in any other instance at any time or times subsequently.

22.2	A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default.

22.3

No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of each party to this Agreement. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

23.	SEVERANCE

23.1

If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall not affect the other provisions of this Agreement which shall remain in full force and effect.

24.	ENTIRE AGREEMENT

24.1

This Agreement and the Transaction Documents constitute the entire agreement and understanding of the parties relating to the subject matter of this Agreement and the Transaction Documents and supersede and extinguish any previous agreement or understanding between the parties (or any of them) in relation to such subject matter.

24.2

Each of the parties acknowledges and agrees that in entering into this Agreement and the Transaction Documents, he or it has not relied on any statement, representation, warranty, understanding, undertaking, promise or assurance of any person (whether party to this Agreement or any Transaction Document or not) or arrangement of any nature whatsoever, whether or not in writing, which is not expressly set out in this Agreement (a “Pre-contractual Statement”).

24.3	Each party agrees that:

24.3.1	no party to this Agreement shall have any right or remedy (whether by way of a claim for contribution or otherwise) in respect of any Pre-contractual Statement;

24.3.2

other than where expressly stated in this Agreement, the sole remedy of a party in respect of: (i) any misrepresentation, whether negligent or otherwise, and whether made prior to, or in, this Agreement; or (ii) any other breach of this Agreement, including any breach of the Warranties, shall be an action for breach of contract under the terms of this Agreement; and

24.3.3

other than where expressly stated in this Agreement: (i) no party may rescind this Agreement for any non-fraudulent misrepresentation, whether or not contained in this Agreement and/or the Transaction Documents, and (ii) no party may terminate this Agreement.

24.4	Nothing in this Clause 24 shall limit or exclude any liability for fraud.

25.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

25.1

Notwithstanding any other provision of this Agreement, the parties may by agreement in writing rescind or vary any of the provisions of this Agreement without the consent of any third party, and accordingly section 2(1) Contracts (Rights of Third Parties) Act 1999 shall not apply.

25.2

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to rely upon or enforce any term of this Agreement, save that Clause 10.7 may be enforced by those persons specified therein. This Clause 25.2 shall not affect any right or remedy of a third party which exists or is available apart from the Contracts (Rights of Third Parties) Act 1999.

26.	COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the parties on separate counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument, and shall not be effective until each of the parties has executed at least one counterpart.

27.	GOOD FAITH

Each party shall, when performing its obligations under this Agreement, at all times, act in good faith.

28.	LAW AND ARBITRATION

28.1

The validity, construction and performance of: (i) this Agreement (including, for the avoidance of any doubt, Clause 28.2 below); (ii) any claim, dispute or matter arising under or in connection with it or its enforceability); and (iii) any non-contractual obligations arising out of or in connection with it, shall be governed by and construed in accordance with the law of England and Wales without regard to the conflicts-of-law provisions thereof.

28.2

Any dispute, controversy, or claim arising out of, relating to, or in connection with this Agreement, including with respect to the formation, applicability, breach, termination, validity or enforceability thereof, shall be resolved by arbitration. The arbitration shall be conducted by three arbitrators, in accordance with the rules of the London Court of International Arbitration (the “LCIA Rules”) in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. The LCIA Rules are deemed to be incorporated by reference to this Clause 28.2. The claimant shall nominate an arbitrator in its request for arbitration. The respondent shall nominate an arbitrator within 30 days of the receipt of the request for arbitration. The two arbitrators nominated by the parties shall nominate a third arbitrator within 30 days after the nomination of the later-nominated arbitrator. The third arbitrator shall act as chair of the tribunal. If any of the three arbitrators are not nominated within the time prescribed above, then the LCIA shall appoint the arbitrator(s). The seat of the arbitration shall be Singapore. The arbitration shall be conducted in the English language. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay. Judgment upon the award may be entered by any court having jurisdiction of the award or having jurisdiction over the relevant party or its assets and any application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

List of Omitted Schedules

The following schedules to the Agreement for the Sale and Purchase of Shares in the Capital of The Hanover Insurance International Holdings Limited, Chaucer Insurance Company Designated Activity Company and Hanover Australia HoldCo Pty Ltd., dated September 13, 2018, by and among the Company and China Reinsurance (Group) Corporation have not been provided herein:

Schedule 1	Details of the Companies and the Subsidiaries

Schedule 6	Locked Box Accounts

Schedule 7	Group Intellectual Property

Schedule 8	The Properties

Schedule 11	Funds at Lloyd’s

The Registrant hereby undertakes to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SCHEDULE 2

WARRANTIES

1.	THE GROUP COMPANIES

1.1

The particulars of the Companies and the Subsidiaries set out in Schedule 1 are correct. The issued shares referred to therein were properly and validly issued in accordance with the constitutional documents of the applicable Group Company (other than any Company, which is warranted separately in Clause 8.1) and Law, and constitute the entire issued share capital of each such Group Company and are fully paid (or credited as fully paid).

1.2	The Companies do not have any subsidiary undertaking other than the Subsidiaries.

1.3

No person has the right or has claimed to have a right (whether exercisable now or at a future date and whether contingent or not) to subscribe for, convert any security into or otherwise acquire, any shares, debentures or other securities of any Group Company (other than any Company, which is warranted separately in Clause 8.1), including pursuant to an option or warrant.

1.4

There is no Encumbrance over any issued or unissued shares or other unissued securities in the capital of any Group Company (other than any Company, which is warranted separately in Clause 8.1), there is no subsisting agreement to create any such Encumbrance and no person has claimed to be entitled to any such Encumbrance.

1.5	No Group Company (other than any Company, which is warranted separately in Clause 8.1) has exercised, nor purported to exercise or claim, any lien over its issued shares.

1.6

No Group Company uses on its letterhead, books or vehicles any name or otherwise carries on its business under any name other than its corporate name or the name “Chaucer”, “Chaucer Dublin”, “SLE”, “SLE Worldwide”, “Pacific Underwriters” or “Lonham” or the registered trademarks listed in Schedule 7.

1.7	Document 1.1.1.1 disclosed in the Data Room includes reference to certain of the Group Companies being dormant. In respect of such Group Companies, there are no residual liabilities.

1.8

No Dormant Subsidiary has carried on any trade or otherwise carried on business (or disposed for value any property or rights that it held for the purpose of disposal for gain in the normal course of trading or otherwise carrying on business) in the two years ending on the date of this Agreement. Other than as set forth in their respective statutory statements, no Dormant Subsidiary has any assets or liabilities or owns (legally or beneficially) any Intellectual Property.

1.9	No Group Company:

1.9.1	has any interest in or is under a subsisting obligation to acquire any interest in any shares, debentures or other securities of any other body corporate other than another Group Company; or

1.9.2

other than participation as a consortium member in the ordinary course of insurance or reinsurance business, is or has agreed to become a member of any partnership or other unincorporated association, joint venture or consortium.

1.10	No Group Company has any agency, place of business, permanent establishment or branch outside its jurisdiction of incorporation.

2.	INSOLVENCY

2.1	No Group Company (other than any Company, which is warranted separately in Clause 8.1):

2.1.1	is insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986; or

2.1.2	has stopped paying its debts as they fall due.

2.2

Insolvency Proceedings have not commenced in relation to any Group Company (other than any Company, which is warranted separately in Clause 8.1) or (if applicable) any part of its assets or undertaking and, so far as THG is aware, no step has been taken, or threat has been made in writing, by any person in relation to any such Group Company to commence Insolvency Proceedings.

2.3	No arrangement or compromise has been made by any Group Company (other than any Company, which is warranted separately in Clause 8.1) with its creditors.

3.	ACCOUNTS

3.1	The THG Segmental Accounts:

3.1.1	present fairly, in all material respects, the state of the Group’s affairs as at the Accounts Date and of its profits for the financial year ended on the Accounts Date;

3.1.2	have been prepared and, with respect to 31 December 2017, audited, in compliance with Law and accounting standards generally accepted in the U.S. as at the date they were prepared; and

3.1.3

have been prepared on a consistent basis for the previous three financial years ended on the Accounts Date, using the same accounting principles, practices, estimation techniques, measurement bases, procedures and policies (including in relation to the exercise of accounting discretion or judgement), except as disclosed in the THG Segmental Accounts.

3.2	The HIIH Accounts:

3.2.1	give a true and fair view of the state of HIIH’s affairs as at the Accounts Date and of its profits for the financial year ended on the Accounts Date;

3.2.2	have been prepared and audited in compliance with the Act and accounting standards generally accepted in the UK as at the date they were prepared; and

3.2.3

have been prepared on a consistent basis for the previous three financial years ended on the Accounts Date, using the same accounting principles, practices, estimation techniques, measurement bases, procedures and policies (including in relation to the exercise of accounting discretion or judgement), except as disclosed in the HIIH Accounts.

3.3	The CIC Accounts:

3.3.1	give a true and fair view of the state of CIC’s assets, liabilities and financial position as at the Accounts Date and CIC’s losses for the financial period ended on the Accounts Date; and

3.3.2	have been prepared and audited in compliance with the Irish Companies Act 2014 and accounting standards generally accepted in the Republic of Ireland as at the date they were prepared.

3.4	The HAH Accounts:

3.4.1	give a true and fair view of the HAH Group’s financial position as at the Accounts Date and of its financial performance for the financial year ended on the Accounts Date; and

3.4.2	have been prepared and audited in compliance with the Australian Corporations Act 2001 and accounting standards generally accepted in Australia as at the date they were prepared.

3.5	The Other Group Company Accounts:

3.5.1

give a true and fair view of the state of the applicable Group Company’s assets, liabilities and financial position as at the Accounts Date and of its profits or losses (as applicable) for the financial period ended on the Accounts Date;

3.5.2

have been prepared and (where required by Law) audited in compliance with the Law and accounting standards generally accepted in the jurisdiction of the applicable Group Company’s incorporation as at the date they were prepared; and

3.5.3

have been prepared on a consistent basis for the previous three financial years ended on the Accounts Date, using the same accounting principles, practices, estimation techniques, measurement bases, procedures and policies (including in relation to the exercise of accounting discretion or judgement), except as disclosed in the applicable Other Group Company Accounts.

3.6

The Management Accounts have been prepared with reasonable care and, having regard to the purpose for which they were prepared (i.e., unaudited, consolidated management accounts), give a reasonably accurate view of the assets, liabilities and financial position of the Group and of its profits, and are not misleading in any material respect.

3.7	The Locked Box Accounts:

3.7.1

have been prepared with reasonable care and, except in respect of: (i) U.S. Taxation; (ii) the THG USD Loan; and (iii) the THG AUD Loan, in a manner consistent with the same accounting principles, practices, estimation techniques, measurement bases, procedures and policies (including in relation to the exercise of accounting discretion or judgement) of THG used in preparing its publicly filed accounts in accordance with U.S. generally accepted accounting principles; and

3.7.2

having regard to the purpose for which they were prepared (i.e., as the reference accounts for the purpose of enabling the Buyer to calculate the Consideration), give a reasonably accurate view of the assets, liabilities and financial position of the Group and of its profits, and are not misleading in any material respect.

3.8

Since the Locked Box Date, except as specifically provided, specifically reserved or accrued for, specifically referred to or specifically noted in the Accounts, the Management Accounts or the Locked Box Accounts:

3.8.1	the business of each Group Company has been carried on in the ordinary course so as to maintain the business as a going concern;

3.8.2	no distributions within the meaning of Part 23 of the Act have been declared, paid or made by any Group Company;

3.8.3	no share or loan capital of any Group Company has been or agreed to be issued, allotted, redeemed, purchased, reduced or repaid by any Group Company;

3.8.4	no material board resolution of any Group Company has been passed and no resolution of the members of any Group Company has been passed (or, if a written resolution, circulated and passed);

3.8.5	no Group Company has disposed of or acquired, or agreed to dispose of or acquire, or is negotiating to dispose of or acquire:

(a)	any business of, or any shares, debentures or other securities in, a body corporate;

(b)	any interest in, any business of or shares, debentures or other securities in, a body corporate, other than in the ordinary and proper course of business of the Group Company in question; or

(c)

any other material asset, or interest in any other such material asset, or has assumed or incurred any material liabilities (whether actual or contingent), other than in the ordinary and proper course of business of the Group Company in question;

3.8.6

no additional Financial Obligation has been incurred or repaid by any Group Company and no Group Company has repaid all or part of any debt owed by it in advance of the due date for repayment, or agreed to do so, or has written off or released any debt owing to it (save where such debt is owed by one Group Company to or from another Group Company);

3.8.7	there has been no material change in the policy or procedures by which the Group Companies collect their debts;

3.8.8	the Group Companies have paid their creditors in the ordinary course of business and within the normal period for payment to those creditors;

3.8.9

no Group Company has dismissed any, or made any material alteration to the terms of employment (including change in control benefits, severance arrangements, or other benefits) of any, Senior Employee; and

3.8.10	no agreement or transaction has been entered into by any Group Company except in the ordinary course of carrying on its business and on arm’s length terms.

4.	COMPLIANCE WITH LAWS

None of the Group Companies (including each officer, employee and other person acting or performing services for or on behalf of any Group Company during the course of their duties) have in the three years ending on the date of this Agreement violated or infringed, nor are any of them, so far as THG is aware, currently violating or infringing, Laws in any material respect in any part of the world in which any relevant Group Company carries on business.

5.	LICENCES, CONSENTS AND REGISTRATIONS

5.1

Each Group Company holds all registrations, licences, authorisations and consents necessary to carry on its business in all jurisdictions in which it carries on any material business as at the date of this Agreement, and those registrations, licences, authorisations and consents are all valid and subsisting.

5.2

No Group Company is in material breach of any of the provisions of any such registration, licence, authorisation or consent as is referred to in paragraph 5.1 of this Schedule 2 and, so far as THG is aware, there are no existing circumstances which might give rise to any such registration, licence, authorisation or consent of any Group Company being revoked, terminated, suspended or modified or which might prejudice its renewal.

5.3

No material adverse reports have been issued to any Group Company by any Authority within the three years ending on the date of this Agreement specifically in respect of the Group Companies’ operations and affairs.

6.	AUTHORISATIONS

6.1

CSL is authorised by the PRA and regulated by the FCA, the PRA and Lloyd’s and is in possession of all requisite permissions, authorisations and consents from the FCA, the PRA and Lloyd’s in order for it to conduct its business as a managing agent at Lloyd’s in the manner carried on as at the date of this Agreement. Its registration, regulation, permissions, authorisations and consents: (i) are not subject to any specific or exceptional directions, conditions or requirements given or imposed by the FCA, the PRA or Lloyd’s; and (ii) have not at any stage within the five years ending on the date of this Agreement been withdrawn and no notice has been given to CSL to the effect that (and so far as THG is aware no circumstances exist such that) such registration, regulation, permissions, authorisations and consents will be withdrawn or made subject to any directions, conditions or requirements which are not and would not be of general application to all managing agents.

6.2	Each of the Corporate Members is duly admitted to membership of Lloyd’s pursuant to the Membership Byelaw (No. 5 of 2005).

6.3

CSL has permission from the Franchise Board to act as a managing agent at Lloyd’s and to manage the Syndicates and Syndicate 6130. Its registration as a managing agent is not subject to any specific or exceptional directions, conditions or requirements given or imposed by the Franchise Board under paragraph 63 of the Underwriting Byelaw (No. 2 of 2003).

6.4

Lonham Group Limited is registered with Lloyd’s as a Service Company Coverholder and is also authorised and regulated by the FCA and is in possession of all requisite permissions, authorisations and consents from Lloyd’s and the FCA in order for it to conduct its business in the manner carried on as at the date of this Agreement. Its registration, regulation, permissions, authorisations and consents are not subject to any specific or exceptional directions, conditions or requirements given or imposed by Lloyd’s or the FCA and have not at any stage within the five years ending on the date of this Agreement been withdrawn and no notice has been given to Lonham Group Limited to the effect that (and so far as THG is aware no circumstances exist such that) such registration, regulation, permissions, authorisations and consents will be withdrawn or made subject to any directions, conditions or requirements which are not and would not be of general application to Service Company Coverholders operating in the UK or any other jurisdictions in which Lonham Group Limited operates.

6.5

CIC is authorised and regulated by the CBI and subject to limited regulation by the FCA and the PRA and is in possession of all requisite registrations, permissions, authorisations and consents from the CBI in order for it to conduct its business as an insurance company in the manner carried on as at the date of this Agreement. Its registration, regulation, permissions, authorisations and consents are not subject to any specific or exceptional directions, conditions or requirements given or imposed by the CBI and have not at any stage within the five years ending on the date of this Agreement been withdrawn and no notice has been given to CIC to the effect that (and so far as THG is aware no circumstances exist such that) such registration, regulation, permissions, authorisations and consents will be withdrawn or made subject to any directions, conditions or requirements which are not and would not be of general application to insurance companies operating in Ireland or any other jurisdictions in which CIC operates (including, without limitation, its UK branch).

6.6

Chaucer Singapore Pte Ltd is registered with Lloyd’s as a Service Company Coverholder and is registered with and regulated by Lloyd’s of London (Asia) Pte Ltd and is also regulated by MAS and is in possession of all requisite permissions, authorisations and consents from Lloyd’s, Lloyd’s of London (Asia) Pte Ltd, and MAS in order for it to conduct its business in the manner carried on as at the date of this Agreement. Its registration, regulation, permissions, authorisations and consents are not subject to any specific or exceptional directions, conditions or requirements given or imposed by Lloyd’s, Lloyd’s of London (Asia) Pte Ltd or MAS and have not at any stage within the five years ending on the date of this Agreement been withdrawn and no notice has been given to Chaucer Singapore Pte Ltd to the effect that (and so far as THG is aware no circumstances exist such that) such registration, regulation, permissions, authorisations and consents will be withdrawn or made subject to any directions, conditions or requirements which are not and would not be of general application to Service Company Coverholders operating in Singapore or any other jurisdictions in which Chaucer Singapore Pte Ltd operates.

6.7

Chaucer Labuan Limited is registered with Lloyd’s as a Service Company Coverholder and is also regulated by the Central Bank of Malaysia and is in possession of all requisite permissions, authorisations and consents from Lloyd’s and the Central Bank of Malaysia in order for it to conduct its business in the manner carried on as at the date of this Agreement. Its registration, regulation, permissions, authorisations and consents are not subject to any specific or exceptional directions, conditions or requirements given or imposed by Lloyd’s or the Central Bank of Malaysia and have not at any stage within the five years ending on the date of this Agreement been withdrawn and no notice has been given to Chaucer Labuan Limited to the effect that (and so far as THG is aware no circumstances exist such that) such registration, regulation, permissions, authorisations and consents will be withdrawn or made subject to any directions, conditions or requirements which are not and would not be of general application to Service Company Coverholders operating in Malaysia or any other jurisdictions in which Chaucer Labuan Limited operates.

6.8

Chaucer Underwriting A/S is registered with Lloyd’s as a Service Company Coverholder and is also regulated by the Danish Financial Supervisory Authority and is in possession of all requisite permissions, authorisations and consents from Lloyd’s and the Danish Financial Supervisory Authority in order for it to conduct its business in the manner carried on as at the date of this Agreement. Its registration, regulation, permissions, authorisations and consents are not subject to any specific or exceptional directions, conditions or requirements given or imposed by Lloyd’s or the Danish Financial Supervisory Authority and have not at any stage within the five years ending on the date of this Agreement been withdrawn and no notice has been given to Chaucer Underwriting A/S to the effect that (and so far as THG is aware no circumstances exist such that) such registration, regulation, permissions, authorisations and consents will be withdrawn or made subject to any directions, conditions or requirements which are not and would not be of general application to Service Company Coverholders operating in Denmark or any other jurisdictions in which Chaucer Underwriting A/S operates.

6.9

Chaucer Oslo A/S is regulated by the Financial Supervisory Authority of Norway and is in possession of all requisite permissions, authorisations and consents from Lloyd’s and the Financial Supervisory Authority of Norway in order for it to conduct its business in the manner carried on as at the date of this Agreement. Its registration, regulation, permissions, authorisations and consents are not subject to any specific or exceptional directions, conditions or requirements given or imposed by Lloyd’s or the Financial Supervisory Authority of Norway and have not at any stage within the five years ending on the date of this Agreement been withdrawn and no notice has been given to Chaucer Oslo A/S to the effect that (and so far as THG is aware no circumstances exist such that) such registration, regulation, permissions, authorisations and consents will be withdrawn or made subject to any directions, conditions or requirements which are not and would not be of general application to coverholders operating in Norway or any other jurisdictions in which Chaucer Oslo A/S operates.

6.10

Chaucer MENA Underwriting Limited is registered with Lloyd’s as a Service Company Coverholder and is also regulated by the Dubai Financial Services Authority and is in possession of all requisite permissions, authorisations and consents from Lloyd’s and the Dubai Financial Services Authority in order for it to conduct its business in the manner carried on as at the date of this Agreement. Its registration, regulation, permissions, authorisations and consents are not subject to any specific or exceptional directions, conditions or requirements given or imposed by Lloyd’s or the Dubai Financial Services Authority and have not at any stage within the five years ending on the date of this Agreement been withdrawn and no notice has been given to Chaucer MENA Underwriting Limited to the effect that (and so far as THG is aware no circumstances exist such that) such registration, regulation, permissions, authorisations and consents will be withdrawn or made subject to any directions, conditions or requirements which are not and would not be of general application to Service Company Coverholders operating in Dubai or any other jurisdictions in which Chaucer MENA Underwriting Limited operates.

6.11

Each of SLE Worldwide Pty Limited and Pacific Underwriting Corporation Pty Ltd is registered with Lloyd’s as an approved coverholder and is also regulated by the Australian Securities and Investments Commission and is in possession of all requisite permissions, authorisations and consents from Lloyd’s and the Australian Securities and Investments Commission in order for it to conduct its business in the manner carried on as at the date of this Agreement. Their registration, regulation, permissions, authorisations and consents are not subject to any specific or exceptional directions, conditions or requirements given or imposed by Lloyd’s or the Australian Securities and Investments Commission and have not at any stage within the five years ending on the date of this Agreement been withdrawn and no notice has been given to SLE Worldwide Pty Limited and Pacific Underwriting Corporation Pty Ltd to the effect that (and so far as THG is aware no circumstances exist such that) such registration, regulation, permissions, authorisations and consents will be withdrawn or made subject to any directions, conditions or requirements which are not and would not be of general application to coverholders operating in Australia or any other jurisdictions in which SLE Worldwide Pty Limited and Pacific Underwriting Corporation Pty Ltd operate.

6.12

The Data Room sets out all material details of any undertakings, guarantees, indemnities or securities given by any member of the THG Group to all regulators to which the Group Companies are subject in respect of the regulated Group Companies, which are different to or outside the scope of those usually required by the relevant regulator in connection with such registration.

6.13	The Data Room contains all material correspondence with all regulators to which the Group Companies are subject within the past three years relating to the regulated Group Companies.

6.14	CSL has, prior to the date of this Agreement, and with reference to Lloyd’s requirements for obtaining change of control approval under paragraph 43 of the Underwriting Byelaw:

6.14.1	made informal notification to Lloyd’s Head of Risk Management, Senior Operational Risk Manager or Risk Executive of the proposed change of control of CSL and of the Corporate Members; and

6.14.2	explored with Lloyd’s Tax Department any tax implications arising from the said changes of control.

7.	CONDUCT OF BUSINESS

7.1

In the five years ending on the date of this Agreement, CSL has complied in all material respects with Lloyd’s Regulations and any requirements imposed by the PRA, the FCA or their predecessors, as necessary in connection with the conduct of its business as a managing agent in general and of the business of the Syndicates and Syndicate 6130.

7.2

In the five years ending on the date of this Agreement, all reports and notices in respect of CSL and/or the Syndicates (including Syndicate 6130) which must be submitted by CSL pursuant to the PRA Rulebook or FSMA have been filed, deposited or submitted in a timely fashion and have been complete and accurate in all material respects.

7.3

In the five years ending on the date of this Agreement, all accounts, reports, statements and other information and documentation required under Lloyd’s Regulations to be prepared and maintained by a managing agent have in all material respects been properly prepared and maintained by CSL (and where necessary filed with Lloyd’s).

7.4

In the five years ending on the date of this Agreement, none of the PRA, the FCA or Lloyd’s has notified CSL or THG that it has initiated any investigation or disciplinary or enforcement proceedings against CSL or any of its officers or employees and, so far as THG is aware, there are no likely grounds for any such investigation or proceedings.

7.5	CSL does not carry on and has not at any time in the five years ending on the date of this Agreement carried on any business other than that of acting as managing agent at Lloyd’s.

7.6

In the five years ending on the date of this Agreement, CSL has not entered into or become party by novation to any underwriting agency agreement with any Member other than in the form of the Managing Agent’s Agreement in the form prescribed by Lloyd’s.

7.7

There are Managing Agent’s Agreements in force between CSL and each member of the Syndicates and Syndicate 6130 in respect of the appointment by each member of CSL as managing agent of each Syndicate or Syndicate 6130 (as applicable). CSL has not given to or received from any Member of a Syndicate and/or Syndicate 6130 as constituted for the 2018 Year of Account notice to terminate the Managing Agent’s Agreement between CSL and such Member (or CSL’s appointment under such agreement) or applied to Lloyd’s for permission to give any such notice, and CSL has not received notice of any intention on the part of any such Member not to underwrite for the 2019 Year of Account as a member of that Syndicate and/or Syndicate 6130.

7.8

There are no agreements, written or otherwise, which supplement or vary any provision of the Members’ Agent’s Agreements, Agent’s Agreements or Managing Agent’s Agreements between CSL and the Members (or their agents) of each Syndicate and/or Syndicate 6130 for any Year of Account which has not closed or entitle any person to share in, or claim from CSL any monies by reference to, the fees or profit commissions to which CSL is entitled thereunder.

7.9

The conduct by CSL of the underwriting business of each Syndicate and/or Syndicate 6130 is and has at all times in the five years ending on the date of this Agreement been carried out within the powers conferred by and in all material respects in accordance with the terms and conditions of the Members’ Agent’s Agreements, Agent’s Agreements or Managing Agent’s Agreements between CSL and each Member and so far as THG is aware there have been no acts or omissions on the part of CSL, its officers, employees or agents which constitute or may constitute a material breach (whether in contract, tort, trust or otherwise) of the duties CSL owes to any Member or members’ agent.

7.10	All CSL binding authority agreements are on standard Lloyd’s Market Association terms.

7.11

So far as THG is aware there has not been on the part of the managing agent’s trustees appointed by CSL any breach of trust or of any fiduciary obligations in respect of any trust established or maintained pursuant to Lloyd’s Regulations for the purposes of the business of each Syndicate (and/or Syndicate 6130) and CSL.

7.12

So far as THG is aware, CSL has in all material respects at all times complied with its fiduciary obligations in relation to funds coming into its hands and required to be treated as trust assets in connection with the business of each Syndicate and/or Syndicate 6130.

7.13

All funds of each Syndicate and Syndicate 6130 are properly entered in the books and records of that syndicate and are invested and held in accordance with the relevant premiums and other trust deeds or instruments and Lloyd’s Regulations.

7.14

So far as THG is aware all outward reinsurance agreements and arrangements in respect of each Syndicate and/or Syndicate 6130 are valid and enforceable, and, other than in the ordinary course of insurance and reinsurance claims arising in respect of a Group Company’s participation in any syndicate, there are no disputes (and THG is not aware of any circumstances which exist which are likely to give rise to any dispute) under any such agreements and arrangements.

7.15	The audited annual financial statements of each Syndicate and Syndicate 6130 for the year ended 31 December 2017:

7.15.1

have been prepared in accordance with Law and UK Accounting Standards including FRS 102 and in accordance with The Insurance Accounts Directive (Lloyd’s Syndicate and Aggregate Accounts) Regulations 2008; and

7.15.2	give a true and fair view of that syndicate’s affairs as at 31 December 2017 and of its profit for the year then ended.

7.16

In the five years ending on the date of this Agreement, each Service Company has complied in all material respects with applicable Lloyd’s Regulations and any requirements imposed by the relevant regulator or its predecessors, as necessary in connection with the conduct of its business.

7.17

In the five years ending on the date of this Agreement, no regulator has notified a Service Company, CSL or THG that it has initiated any investigation or disciplinary or enforcement proceedings against a Service Company or any of its officers or employees, and, so far as THG is aware, there are no likely grounds for any such investigation or proceedings.

7.18

Each Service Company does not carry on and, in the five years ending on the date of this Agreement, has not at any time carried on any business other than that of acting as a service company at Lloyd’s.

7.19

In the five years ending on the date of this Agreement, each of SLE Worldwide Pty Limited, Pacific Underwriting Corporation Pty Ltd and CIC has complied in all material respects with any requirements imposed by their relevant regulator or its predecessors, as necessary in connection with the conduct of its business.

7.20

In the five years ending on the date of this Agreement, no regulator has notified SLE Worldwide Pty Limited, Pacific Underwriting Corporation Pty Ltd, CIC or THG that it has initiated any investigation or disciplinary or enforcement proceedings against SLE Worldwide Pty Limited, Pacific Underwriting Corporation Pty Ltd or CIC or any of their officers or employees, and, so far as THG is aware, there are no likely grounds for any such investigation or proceedings.

7.21	SLE Worldwide Pty Limited and Pacific Underwriting Corporation Pty Ltd do not carry on and have not at any time carried on any business other than that of acting as a managing general agent.

7.22	CIC does not carry on and has not at any time carried on any business other than that of acting as an insurance company.

7.23

Since inception, all reports and notices in respect of CIC which must be submitted by CIC pursuant to CBI regulations have been filed, deposited or submitted in a timely fashion and have been complete and accurate in all material respects.

7.24

Each Group Company has at all times complied with obligations in respect of the payment of dividends (including, without limitation, any and all undertakings to the PRA in relation to the payment of any dividend in excess of its dividend policy level).

7.25

In 2018, CSL established a new Broker Remuneration Review Committee and, since the date of such establishment, has acted in accordance with the terms of reference of such committee, a copy of which has been disclosed in the Data Room. Since their introduction, all non-standard broker remuneration agreements are considered in accordance with the requirements of such updated policies and procedures and approved by such Broker Remuneration Review Committee before being entered into by CSL (whether on its own behalf or on behalf of the Members of the Syndicates).

7.26

CSL, in the context of acting as managing agent of Lloyd’s syndicate 1176, and the Members of syndicate 1176 participate in various nuclear pools. In connection with such arrangements, neither CSL nor any other Group Company has provided information, support or advice, other than in compliance with Law. So far as THG is aware, where CSL or any other Group Company has provided any such information, support and/or advice (including, without limitation, actuarial support) to any such nuclear pools, the provision of such information, support, and/or advice has not resulted in CSL or any other Group Company owing any material duty or responsibility or having any liability to any members of those nuclear pools other than the Members of syndicate 1176 in connection with CSL’s appointment as the managing agent of syndicate 1176.

7.27

So far as THG is aware, there has been no material breach of the Framework Agreement in respect of Syndicate 6130 dated 18 April 2016 and entered into between Chaucer Syndicates Limited, NRF 2200 Limited, NRF 100 Limited and AXA Africa Specialty Risks Holding Limited in the last two years (the “AXA Agreement”).

8.	CORPORATE MEMBERS, OTHER MEMBERS & FAL

8.1

None of the Corporate Members has conducted any business other than that of being a corporate member at Lloyd’s and none of the Corporate Members has participated on any syndicate at Lloyd’s other than the Syndicates.

8.2	The Funds at Lloyd’s requirement and member’s syndicate premium limits of each of the Corporate Members for the 2015, 2016, 2017 and 2018 Years of Account are disclosed in the Data Room.

8.3

Each of the Members of the 2018 Year of Account of the Syndicates and/or Syndicate 6130 has deposited with Lloyd’s the full amount of their Funds at Lloyd’s requirements in relation to the coming into line process for the 2018 Year of Account and such Funds at Lloyd’s remain at the levels required by Lloyd’s for the continued underwriting by such syndicates in accordance with the current syndicate business plan for the relevant syndicate.

8.4

The Data Room contains complete and accurate copies of all arrangements entered into by each Corporate Member relating to the provision of Funds at Lloyd’s to support a Corporate Member’s participation, or reinsurance of a Corporate Member’s participation on the 2015-2018 Years of Account of the Syndicates.

8.5	CSL has provided to all Members of the Syndicates and/or Syndicate 6130 all disclosures which CSL is required to provide in respect of their participation on such syndicates.

8.6

There are no matters that could lead to a conflict of interest between the interests of CSL and the Members of the Syndicates and/or Syndicate 6130, other than those of a Lloyd’s managing agent acting in the ordinary course of business at Lloyd’s.

8.7

The Data Room contains complete and accurate descriptions of the participations by Members on all Years of Account of Syndicate 6124. Syndicate 6124 has been reinsured to close and there remain no further open Years of Account of that syndicate and no further responsibility for the management of such syndicate remains with CSL, save for the ordinary residual responsibility that applies to a Lloyd’s managing agent of a Lloyd’s syndicate that has been reinsured to close into a Year of Account of a Lloyd’s syndicate managed by another Lloyd’s managing agent.

8.8

All liabilities arising under Reinsured Policies as defined in the Quota Share Reinsurance Agreement dated 30 June 2015 between (inter alia) the Member of Lloyd’s constituting Syndicate 1084 for 2013, 2014 and 2015 underwriting years of account and the Member of Lloyd’s constituting Syndicate 6124 for the 2015 underwriting year of account have been reinsured to close into syndicate 1274 and there remain no further underwriting liabilities in respect of the UK division that remain for the account of the Members of Syndicate 1084 that have not been reinsured to close into syndicate 1274 and no further responsibility for the management of such underwriting remains with CSL, save for the ordinary residual responsibility that applies to a Lloyd’s managing agent of a Lloyd’s syndicate where liabilities of that syndicate have been reinsured to close into a Year of Account of a Lloyd’s syndicate managed by another Lloyd’s managing agent.

9.	ACTUARIAL

9.1

The Data Room contains all actuarial reports by external actuaries with respect to the Syndicates and/or Syndicate 6130 commissioned by CSL within the three year period ending on the date of this Agreement.

9.2	CSL complies in all material respects with generally accepted actuarial standards and professional guidance when completing its actuarial and reserving calculations.

9.3	CSL has not materially changed any of its methodologies for making actuarial and reserving calculations in the last three years.

9.4	All premiums, claims and reinsurance claims information that has been provided in the Data Room is true, complete and accurate in all material respects.

9.5

The data provided to PricewaterhouseCoopers LLP in connection with their preparation of the External Actuarial Report and Ernst & Young LLP in connection with their preparation of the Limited Review Report was true, complete and accurate in all material respects when provided to each adviser.

10.	DATA PROTECTION

10.1

Where required by the Data Protection Legislation, the Group has implemented written policies and procedures, provided written notices to data subjects, and taken steps to obtain written consents from data subjects, in each case, with respect to personal data used in, or otherwise processed in relation to, the business pursuant to Data Protection Legislation.

10.2

No written information notice or written enforcement notice or other written correspondence has been received by the Group in the three years ending on the date of this Agreement from the Information Commissioner or any other competent authority or industry body alleging non-compliance or requiring compliance with Data Protection Legislation.

10.3

There is not, and has not been in the three years ending on the date of this Agreement, any claim or action, and, so far as THG is aware, there is no fact or circumstance that is likely to give rise to a claim or action, against any Group Company for material non-compliance with the Data Protection Legislation, either from an Authority or an individual.

10.4	There is not, and, in the five years ending on the date of this Agreement, there has not been, any suspected or actual personal data breach affecting the Group.

11.	ANTI-BRIBERY AND CORRUPTION

11.1	Each Group Company and their respective officers and employees in the course of their respective duties have in the three years ending on the date of this Agreement complied with:

11.1.1	all applicable Anti-corruption Laws; and

11.1.2	the Group’s anti-bribery and corruption policy.

11.2

No director, officer or employee of a Group Company nor, so far as THG is aware, any consultant or other person who is not a director, officer or employee of a Group Company who performs or has performed services for or on behalf of any Group Company has paid, promised to pay or authorised the payment of any money, or offered, given or promised to give or authorise the giving anything of value to any other person intending to obtain or retain business or an advantage in the conduct of business for any Group Company.

11.3

The Group has in place adequate procedures in line with the guidance published by the Secretary of State under section 9 of the Bribery Act 2010 designed to prevent the Group and their Associated Persons (as defined in section 8(1) Bribery Act 2010) from engaging in any activity, practice or conduct which would constitute an offence under Anti-corruption Laws.

12.	BOOKS, RECORDS AND RETURNS

12.1

The register of members of each Group Company has been properly kept and contains accurate records of the present members of the relevant Group Company and is in the possession of the relevant Group Company.

12.2	The constitutional documents provided in the Data Room are up-to-date, are complete and accurate copies, and contain true, complete and accurate details required by Law.

12.3	The accounting and other statutory books and registers and all other records required to be kept by each Group Company under Law:

12.3.1	are in the possession and ownership, under the control of, or held to the order of that Group Company;

12.3.2	are up-to-date; and

12.3.3	contain complete and accurate details of the matters which should be dealt with in those books, registers and records in accordance with Law.

12.4	No written claim has been made that any of the books, registers and records referred to in paragraph 12.1 or paragraph 12.3 are incorrect or should be rectified.

13.	CONTRACTS

13.1	Complete and accurate copies of all Material Agreements have been disclosed in the Data Room.

13.2	So far as THG is aware, no:

13.2.1	Group Company has terminated, or given notice in writing to terminate any Material Agreement;

13.2.2	party to any Material Agreement that is not a Group Company has terminated or given notice in writing to a Group Company to terminate any Material Agreement; and

13.2.3

Group Company has materially breached or materially defaulted under any Material Agreement and no claim or other assertion of any material breach or material default has been made in writing against a Group Company and, so far as THG is aware, no other party to any Material Agreement has materially breached or is in material default of those agreements.

13.3

Other than as disclosed in the Data Room, no Material Agreement may be terminated or varied as a result of the change of control of the Group arising from the sale of the Shares contemplated by this Agreement.

13.4	Other than as disclosed in the Data Room, no Group Company is a party to any Material Agreement which:

13.4.1	is not in the ordinary course of business or which is not on arm’s length terms;

13.4.2	cannot be terminated by that Group Company on less than six months’ notice without compensation; or

13.4.3	involves agency, partnership or other unincorporated association, joint venture, consortium, shareholders or similar arrangements.

13.5	Copies of all reinsurance, excess of loss and risk transfer agreements under which any Group Company has ceded material liabilities are contained in the Data Room.

13.6

So far as THG is aware, with respect to the transactions referred to in Folders 12.1.6.2, 12.1.6.4 and 12.1.6.6 of the Data Room, there are no claims (including any warranty or indemnity claims) which have been made (whether or not outstanding or threatened as the date of this Agreement), by or against the relevant Group Company, or under the terms of any warranty and indemnity insurance purchased by the Group, and that have not otherwise been fairly disclosed in the Data Room.

14.	RELATED PARTY TRANSACTIONS

Other than as disclosed in the Data Room, no contract or arrangement exists between, on the one hand, any Group Company and, on the other, THG or any other member of the THG Group (or any person connected with any of them).

15.	FINANCIAL OBLIGATIONS

15.1	Other than as disclosed in the Data Room, no:

15.1.1	Group Company has any obligation outstanding for the payment or repayment of monies borrowed, whether present or future, actual or contingent (a “Financial Obligation”);

15.1.2

Group Company has entered into or agreed to enter into any agreement or arrangement the purpose of which is to raise money or provide finance or credit or to guarantee or indemnify any Financial Obligation or to prevent or limit loss in respect of any Financial Obligation;

15.1.3

event or circumstance has occurred or, so far as THG is aware, may occur with the giving of notice or lapse of time, determination of materiality or satisfaction of any other condition, which does or may result in any Financial Obligation becoming due and payable before its normal or originally stated maturity or which otherwise alters the right of any Group Company to draw money or exercise its rights under an agreement relating to a Financial Obligation;

15.1.4	Group Company has subsisting over the whole or any part of its present or future revenues or assets any Encumbrance; and

15.1.5

Financial Obligation of any Group Company has become or is now due and payable, or capable of being declared due and payable, before its normal or originally stated maturity and no demand or other notice requiring the payment or repayment of money before its normal or originally stated maturity has been received by any Group Company.

15.2	There is not outstanding:

15.2.1	any loan made by any Group Company to, or debt owing to any Group Company by, any director of any Group Company or any person connected with any of them;

15.2.2	any agreement or arrangement to which any Group Company is a party and in which any director of any Group Company or any person connected with any of them has a material interest; or

15.2.3	other than in the ordinary course of business, any guarantee or security given by, or, so far as THG is aware, for the benefit of, any Group Company.

16.	OWNERSHIP AND POSSESSION OF ASSETS

16.1

All assets used by any Group Company in the course of its business as carried on at the date of this Agreement (other than any asset held under a finance lease, hire purchase and rental or credit sale agreement) are legally and beneficially owned by that Group Company free from Encumbrances, and no person has claimed in writing to be entitled to an Encumbrance in respect of any such asset.

16.2	Each Group Company owns or has the right to use each asset necessary for the operation of the business of the relevant Group Company as carried on at the date of this Agreement.

16.3	All of the tangible assets owned by any Group Company, or which any Group Company has the right to use, are in the possession and ownership or under the control of that Group Company.

17.	INSURANCE

17.1

The Data Room contains copies of all material insurance or indemnity policies currently maintained by any Group Company (other than in its capacity as an insurer, reinsurer or reinsured) (each, an “Insurance Policy”).

17.2

No material claim is outstanding under any Insurance Policy and, so far as THG is aware, no event has occurred which is likely to give rise to any claim under any Insurance Policy and all Insurance Policies are in full force and effect.

17.3

All premiums due on the Insurance Policies have been paid and, so far as THG is aware, there are no existing circumstances which are likely to result in an increase in premium or make any Insurance Policy void or voidable.

17.4	Each Group Company has at all times effected all insurances required by Law.

18.	CLAIMS AND POLICIES

18.1

So far as THG is aware, within the last two years there has been no material failure by CSL or CIC to administer or comply with any Policies in accordance with their terms which, taken individually or collectively, has resulted, or so far as THG is aware will result, in a material adverse effect on CSL, the Syndicates, Syndicate 6130 or CIC.

18.2	The policyholder records of CSL and CIC are sufficient to enable CSL or CIC to deal with material claims arising under the Policies in all material respects.

19.	LITIGATION

19.1

Other than in the ordinary course of insurance and reinsurance claims arising in respect of a Group Company’s participation in any Syndicate, no Group Company or any of its respective officers, agents, employees or other persons for whom it is vicariously liable or who is otherwise acting on behalf of a Group Company is or has in the two years ending on the date of this Agreement been:

19.1.1	engaged in any litigation, arbitration or administrative proceedings or other hearings or proceedings before any Authority; or

19.1.2	the subject of any investigation, inquiry or enforcement proceedings by any Authority,

and there are no litigation, arbitration or administrative proceedings or other hearings or proceedings before any Authority pending or threatened against any Group Company and so far as THG is aware there are no circumstances likely to give rise to any such proceedings, investigations or inquiries.

19.2

Other than in the ordinary course of insurance and reinsurance claims arising in respect of a Group Company’s participation in any Syndicate, no Group Company is affected by any existing or pending judgments or rulings and no Group Company has given any undertakings arising from legal proceedings which remain in force to a court, Authority or other third party.

20.	INTELLECTUAL PROPERTY

20.1	Details of all registered Group Intellectual Property and all applications for registration in respect of the same are set out in Schedule 7.

20.2

All Group Intellectual Property currently used in or in connection with the business of a Group Company is legally and beneficially owned by a Group Company, and so far as THG is aware, all of the Group Intellectual Property is valid, subsisting, enforceable and free of Encumbrances. No Intellectual Property that is material to the business of any Group Company (other than Intellectual Property relating to “shrink-wrap” software) is licensed-in by the Group on terms which are not disclosed in the Disclosure Letter.

20.3	No Group Company has received written notification that any Intellectual Property used by any Group Company infringes the Intellectual Property of any third party.

20.4	So far as THG is aware, there is no infringement of any Group Company’s Intellectual Property by a third party.

20.5	No Group Company has granted and no Group Company is obliged to grant any licences under any Group Intellectual Property to any person other than in the ordinary course of business.

20.6	In the 12 month period preceding the date of this Agreement, no Group Company has sold or otherwise disposed of any Group Intellectual Property.

21.	INFORMATION TECHNOLOGY

21.1	Each Group Company holds all the rights necessary to use the material Information Technology Systems in the manner in which they are used by that Group Company, and free from any Encumbrance.

21.2

So far as THG is aware, the Information Technology Systems are in satisfactory working order and have been properly maintained by technically competent personnel and in the last 12 months there has not been, in relation to the Information Technology Systems (or any elements thereof), any:

21.2.1	material failures, breakdowns, performance reductions, interruptions or corruption of any of the Information Technology Systems; or

21.2.2	material breach of security, data loss or theft, or unauthorised access,

which have caused material disruption, interruption or loss to the Group (“Cyber Security Incident”). The Group has, in accordance with industry practice in each relevant jurisdiction (including the adoption of the National Institute of Standards and Technology), implemented measures that are designed to monitor and test the security of the Information Technology Systems and to prevent the Information Technology Systems from being affected by a Cyber Security Incident.

22.	EMPLOYEES

22.1	Folder 1.0 Employee Contracts of the HR Data Room contains copies of the service agreements or contracts of employment of not less than 11 Senior Employees and Contractors.

22.2

Details of the number of Employees and Contractors employed or engaged by each Group Company and the Employees’ current annual remuneration (including salary, incentives, commission, and any other remuneration) as at 31 July 2018 have been provided in the Data Room.

22.3

A copy of the template contract of employment for each category of Employee has been provided in the Data Room and no Employee in each such category is employed on materially different terms from the applicable template.

22.4

Save as provided for in documents provided in the Data Room, the acquisition of the Shares by the Buyer and compliance with the terms of this Agreement will not entitle any Employees or officers of any Group Company to terminate their employment, vary their terms and conditions, or receive any payment or other benefit.

22.5

Save as provided for in documents provided in the Data Room, no Group Company is a party to, bound by or proposing to introduce in respect of any of its Employees any redundancy payment scheme in addition to statutory redundancy pay.

22.6

No Group Company is a party to, bound by or proposing to introduce for the benefit of any Employees or Contractors or former Employees or Contractors (or any of their respective associates or nominees) any incentive arrangement (including, without limitation, any share option or share award plan, commission, profit sharing or bonus scheme), which is not disclosed in the Disclosure Letter.

22.7	There are no loans to any Senior Employee (or any of their nominees or associates) made or arranged by any Group Company.

22.8

There are no amounts owing to any present or former officers, workers or Employees of any Group Company, other than remuneration accrued (but not yet due for payment) in respect of the 60 day period ending on the date of this Agreement or for reimbursement of business expenses incurred during such period.

22.9	There are no Employees who have been absent due to sickness or maternity leave for more than three continuous months in the 12 month period ending on the date of this Agreement.

22.10

All contracts between each Group Company and their Employees are terminable at any time on not more than three months’ notice without compensation (other than for unfair dismissal or a statutory redundancy payment) or any liability on the part of any Group Company other than wages, commission or pension.

22.11

No Group Company has given or received notice to terminate the employment of any Senior Employee and no person who would have been a Senior Employee has ceased to be employed by any Group Company, in either case since the Locked Box Date or where such notice has not yet expired.

22.12

Since the Locked Box Date, no Group Company has employed or made any offers to employ any person who is or would be, on commencement of employment, a Senior Employee, altered any of the terms of employment of any Senior Employee, or offered, promised or agreed to any future variation in the terms of employment of any Senior Employee.

23.	PENSIONS

23.1

Save for schemes which have been fully wound up and, in respect of which, there is no current or future liability for any Group Company, the Pension Schemes are the only pension arrangements that have been provided by any Group Company for the purpose of providing benefits on retirement, death or in the event of long term illness or injury or, in connection with past service for or in respect of Employees or former Employees.

23.2

Save for the Pension Schemes the Group Company has no liability (actual or contingent) under or in connection with any scheme, agreement or arrangement for the provision of any benefits described in 23.1 above for or in respect of any Employees or former Employees. No Group Company has given any undertaking or assurance as to the introduction, improvement or increase of or the payment of contributions towards any benefits described in 23.1 above.

23.3

Copies of all the current governing documents for each Pension Scheme and all other material documentation relating to each Pension Scheme are in the Data Room and all such documents are complete and accurate in all material respects.

23.4

Each Pension Scheme is a registered pension scheme (within the meaning of section 150(2) of the Finance Act 2004). No event has occurred which might give rise to a de-registration charge or (unless it has been paid) an unauthorised payment charge or a scheme sanction charge and the scheme administrator has complied in all material respects with its obligations under Part 4 of the Finance Act 2004 (all within the meaning of that Part).

23.5

At all material times each Pension Scheme has complied with and has been administered in accordance with all applicable laws and requirements from time to time in force. All documentation and records referable to the Pension Scheme are as far as THG is aware complete and accurate in all material respects.

23.6

Other than contributions payable in respect of service during the current month, no Group Company has any liability to contribute to or pay the expenses of any Pension Scheme which has fallen due for payment but remains unpaid as at the date of this Agreement.

23.7

Each Group Company has duly observed and performed in all material respects the provisions of the Pension Scheme which apply to it. The relevant Group Company has obtained the consent of the affected members to material amendments made to the Chaucer Pension Scheme where the Group Company considered that such consent was required.

23.8

All benefits (other than lump sum benefits payable on the death of any person while in employment) payable (or prospectively or contingently payable) under each Pension Scheme (other than the Chaucer Pension Scheme) are money purchase benefits within the meaning in section 181 of the Pension Schemes Act 1993. All benefits which are payable under each Pension Scheme on the death of any person while in employment to which the Pension Scheme relates are fully insured under a policy with an insurance company of good repute.

23.9

The report dated 1 August 2017 on the actuarial valuation of the Chaucer Pension Scheme as at 30 April 2016 (the “valuation date”) (a true copy of which is annexed to the Disclosure Letter) is complete and accurate in all material respects. Since the valuation date no act or omission has occurred which may affect materially and detrimentally the level of funding of the benefits under the Chaucer Pension Scheme.

23.10

The Chaucer Pension Scheme is not being wound up and no event referable to the Chaucer Pension Scheme has occurred which gives rise to a liability under section 75 or 75A of the Pensions Act 1995. The flexible apportionment arrangement entered into in respect of the cessation of participation of CHL in the Chaucer Pension Scheme has properly and effectively discharged CHL from all and any liabilities under the Chaucer Pension Scheme.

23.11

No contribution notice or financial support direction has been issued under the Pensions Act 2004 to any Group Company and no Group Company nor any person connected with or an associate of any Group Company has been a party to any act or failure to act which could fall within section 38(5) of the Pensions Act 2004.

23.12

There are no material outstanding or threatened claims, Proceedings or disputes in relation to any Pension Scheme, nor, so far as THG is aware, do any circumstances exist which are likely to give rise to such a dispute.

23.13

Each Group Company has complied with its automatic enrolment obligations as required by the Pensions Act 2008 and associated legislation. No written notices, fines, or other sanctions have been issued by the UK Pensions Regulator and no instances of non-compliance with the automatic enrolment obligations have been notified to the UK Pensions Regulator in respect of a Group Company.

24.	PROPERTIES

24.1

The Properties comprise all of the properties owned, used or occupied by any Group Company or in which any Group Company has any actual or contingent right, interest or liability. The information contained in Schedule 8 is accurate in all material respects.

24.2

Those of the Properties which are occupied by any Group Company in connection with its business are occupied or used by right of ownership or under lease or licence the terms of which permit that occupation or use.

24.3

Each Group Company has paid the rent and so far as THG is aware observed and performed the covenants on the part of the tenant in all material respects and the conditions contained in any Leases under which any of the Properties are held by the relevant Group Company.

24.4

So far as THG is aware, the relevant Group Company as owner of the Owned Property is in compliance with all material covenants, agreements, restrictions, conditions and consents affecting the Owned Property.

24.5	All the Leases are valid and in full force.

24.6	The licences, consents and approvals required from the landlords and any superior landlords under the Leases have been obtained.

24.7	No rent review is outstanding or in progress under any of the Leases.

24.8	No obligation necessary to comply with a written notice given by the landlord under any Lease or any Authority in relation to the Owned Property is outstanding and unperformed.

24.9

No written notice to determine any Lease has been served on or by any Group Company and, so far as THG is aware, there are no material notices, complaints or proceedings issued or pending in relation to the Owned Property.

24.10

So far as THG is aware, other than as is customary, there are no circumstances which would entitle any lessor or Authority to exercise any powers of entry, take possession or take action which would otherwise restrict the continued possession, use and enjoyment of the Properties for their existing use.

25.	TAX

25.1	So far as THG is aware, all Taxation of the Group in respect of:

25.1.1	income, profits or gains (as computed for Taxation purposes) of each Group Company arising or accruing or deemed for Taxation purposes to arise or accrue on or before the Accounts Date; and

25.1.2	any transactions of a Group Company effected, or deemed for Taxation purposes to be effected, on or before the Accounts Date,

has been either paid or adequately provided for in the Accounts.

25.2

So far as THG is aware, for the four years ending on the date of this Agreement, the Group has complied in all material respects with all statutory provisions relating to Taxation which require the deduction of Taxation from any payment made by it, and has accounted to the appropriate Tax Authority for any such Taxation which ought to have been accounted for prior to the date of this Agreement.

25.3

All registrations, returns, computations, notices and information which are or have been required to be made or given by a Group Company for any Taxation purpose have, so far as THG is aware, been made or given within the requisite periods and on a proper basis and none of them is the subject of any material dispute with any Tax Authority.

25.4

Each Group Company has been resident for taxation purposes in its jurisdiction of incorporation and nowhere else. No Group Company has, or has had or been treated as having had, any branch, agency, place of business or permanent establishment outside its jurisdiction of incorporation.

25.5	No Group Company is, nor has in the seven years ending on the date of this Agreement been, liable to pay a penalty, surcharge, fine or interest in connection with Tax.

25.6	Each Group Company has maintained all records required by law to be maintained for Tax purposes.

25.7	No dispute is outstanding with any Tax Authority in respect of any Group Company. So far as THG is aware, there is no planned investigation, audit or non-routine visit by any Tax Authority.

25.8

No transaction in respect of which any consent or clearance was required or sought from any Tax Authority has been entered into or carried out by any Group Company without such consent or clearance having first been properly obtained and all information supplied to any Tax Authority or other appropriate authority in connection with any such consent or clearance fully and accurately disclosed all facts and circumstances material to the giving of such consent or clearance. Any transaction for which such consent or clearance was obtained has been carried out only in accordance with the terms of such consent or clearance and the application on which the consent or clearance was based and at a time when such consent or clearance was valid and effective.

25.9

No Group Company has been a party to an arrangement, the main purpose or benefit, or one of the main purposes or benefits, of which was to evade or avoid Tax or that is likely to be counteracted by a Tax Authority.

25.10

All documents on which stamp or other transfer, registration or similar Tax is chargeable and which are in the possession of a Group Company have been duly stamped, or such transfer, registration or similar Tax has been paid.

25.11	Each Group Company has duly filed all land transactions returns which it is required to file prior to Completion and has paid all stamp duty land tax which it is liable to pay prior to Completion.

25.12	Each Group Company has, in all material respects, complied with all statutory provisions, rules, regulations, orders and directions in respect of VAT, sales tax, customs duty and any similar taxes.

25.13

No Group Company is, and there are no circumstances in which a Group Company will or may become, liable for any Tax or any amount in respect of any Tax which is primarily or jointly chargeable against or attributable to any other person, or which is charged by reference to the income or gains of any other person and no Group Company has given any warranty, indemnity or covenant to any other person in relation to Tax under which it is or might be required to make a payment.

25.14

For the seven years ending on the date of this Agreement, all transactions of or arrangements made by each Group Company with a related person (under Law as it relates to transfer pricing or its equivalent in any jurisdiction) have been made on fully arm’s length terms and the processes by which prices and terms have been arrived at in relation to such arrangements have, in each case, been fully documented and no notice or enquiry has been made by any Tax Authority in connection with any such transactions or arrangements.

25.15	No charge to Tax will arise on any Group Company as a result of: (a) entering into this Agreement; (b) performing any obligations under this Agreement; or (c) Completion.

25.16

No Group Company has at any time been a member of a group of companies, or otherwise subject to a formal agreement or arrangement, for the purposes of the administration and/or payment of or in respect of any Tax (other than a group registration all of the other members of which were Group Companies).

25.17	None of the Group Companies has made an election under Section 953(d) of the Code to be treated as a “domestic corporation” for U.S. federal income tax purposes.

25.18

With the exception of the THG USD Loan, none of the Group Companies has entered into nor been a party to nor otherwise been involved in any scheme, arrangement, transaction or series of transactions that has been or could be counteracted under Part 6A of TIOPA 2010.

SCHEDULE 3

LIMITATIONS ON THG’S LIABILITY

1.	FINANCIAL LIMITATIONS

1.1	THG’s liability under this Agreement shall be limited as follows:

1.1.1

the Buyer shall not be entitled to make a General Warranty Claim unless the amount (including interest and costs) that would be recoverable by the Buyer in respect of such Warranty Claim (after taking into account the other provisions of this Schedule 3) exceeds US$400,000 (a “Qualifying Claim”); and

1.1.2

the Buyer shall not be entitled to make a General Warranty Claim until the amount (including interest and costs) that would be recoverable by the Buyer in respect of such Warranty Claim (after taking into account the other provisions of this Schedule 3), when aggregated with the amount (including interest and costs) so recoverable in respect of any other Qualifying Claim, together exceed a threshold amount in US$ equal to 0.6% of the Initial Consideration (in which case the whole amount shall be capable of being claimed).

1.2	The total aggregate amount of the liability of THG in respect of:

1.2.1	all General Warranty Claims shall not in any event exceed 18%; or

1.2.2	all Tax Claims (other than a Tax Claim pursuant to paragraph 2.1.5(a) of Schedule 9) shall not in any event exceed 30%,

in each case, of the Initial Consideration.

2.	TIME LIMITS FOR BRINGING CLAIMS

2.1

THG shall not have any liability for a Claim (as specified below in this paragraph 2.1) unless the Buyer gives written notice of such Claim (specifying in reasonable detail, to the extent then available or known, the matter giving rise to such Claim, the nature of such Claim and the amount claimed) to THG:

2.1.1	on or before the date which is 18 months after Completion in respect of any General Warranty Claim;

2.1.2	on or before the seventh anniversary of Completion or, if longer, the applicable statutory limitation period in respect of any Tax Claim; and

2.1.3	within six months of the Completion Date in respect of any Leakage Claim.

2.2

Any General Warranty Claim which has been made against THG (and which has not been previously satisfied, settled or withdrawn) shall be deemed to have been withdrawn and shall become fully barred and unenforceable on the expiry of the period of six months commencing on the date on which notice of such Claim was given to THG in accordance with paragraph 2.1 above, unless:

2.2.1	legal proceedings in respect of such Claim shall have been properly issued and validly served on THG; and

2.2.2	in the case of a Claim based on a contingent liability, that contingent liability has become an actual liability, in which case paragraph 5 of this Schedule 3 shall apply.

3.	GENERAL LIMITATIONS

3.1	THG shall not have any liability whatsoever in respect of any General Warranty Claim to the extent that:

3.1.1

the fact, matter, event or circumstance giving rise to such Claim is remediable and is remedied by, or at the expense of, THG or any member of the THG Group within 30 Business Days of the date on which written notice of such Claim is given to THG pursuant to paragraph 2.1 of this Schedule 3;

3.1.2

the fact, matter, event or circumstance giving rise to such Claim is for an amount for which the Buyer, any Group Company or any other member of the Buyer’s Group has a right to make a recovery or to claim an indemnity (other than a recovery or indemnity claim with no reasonable prospect of success) from any person other than THG or any member of the THG Group whether under any provision of Law, insurance policy, Insurance Policy or otherwise howsoever;

3.1.3

the matter giving rise to the Claim arises from any event, act, transaction, arrangement, default or omission before or after Completion at the request or direction of, or with the acquiescence or consent of, the Buyer or any member of the Buyer’s Group in circumstances where the Buyer or any member of the Buyer’s Group knew or ought reasonably to have known that the event, act, transaction, arrangement, default or omission would give rise to the liability in question, except to the extent that such event, act, transaction, arrangement, default or omission is carried out (or not carried out), effected or made:

(a)	in the ordinary course of the business or trade as carried on by the Group as at Completion;

(b)	pursuant to a legally binding obligation of the Group entered into or created by the Group prior to Completion;

(c)	at the written approval and/or request of THG;

(d)	pursuant to an obligation imposed on a Group Company by any Law in force prior to Completion;

(e)	pursuant to any financial reporting or accounting standards or generally accepted accounting practices in force prior to Completion; or

(f)	in accordance with the terms of this Agreement or any Transaction Document;

3.1.4	such Claim arises or is increased as a result of, or is otherwise attributable to:

(a)

the passing or coming into force of, or any change in, after the date of this Agreement, any Law, rule, regulation, directive, interpretation of the Law or any administrative practice of any government, governmental department, agency or regulatory body, in any such case not actually in force at the date of this Agreement;

(b)	any increase in rates of Tax or any change in the published practice of any Tax Authority, in each case announced and made on or after the date of this Agreement;

(c)

any change in the accounting reference date of the Buyer, any Group Company or any other member of the Buyer’s Group made on or after Completion and any change in any accounting policy, principle, practice or procedure of the Buyer, any Group Company or any other member of the Buyer’s Group on or after Completion, except where such change is necessary to comply with the Law in effect prior to Completion or generally accepted accounting standards in the UK in force and applicable to the Group at any time prior to Completion; or

(d)	the Buyer not complying with its obligations under this Agreement or any Law;

3.1.5	the loss or damage giving rise to the Claim has already been recovered by the Buyer, any Group Company or any other member of the Buyer’s Group from a third party; or

3.1.6

the matter giving rise to the Claim was specifically allowed, specifically provided for or specifically reserved in the Locked Box Accounts, or, save with regard to any Claim relating to paragraph 3.7 of Schedule 2, the Accounts or the Management Accounts as of the date of this Agreement.

3.2

All amounts liable to be deducted pursuant to the provisions of paragraph 3.1 of this Schedule 3 will first be deducted before determining if the thresholds in paragraphs 1.1.1 and 1.1.2 of this Schedule 3 have been reached.

3.3	For the purposes of assessing any damages or compensation payable by THG in respect of any Claim the value of the Group shall not be taken as exceeding the Consideration actually received by THG.

3.4	Payment of any Claim shall pro tanto satisfy and discharge any other Claim which is capable of being made in respect of the same subject matter.

4.	NO DOUBLE RECOVERY

The Buyer is not entitled to recover damages or otherwise obtain payment, reimbursement or restitution under a Warranty Claim, a Tax Claim, a Leakage Claim or any other Claim more than once in respect of the same Loss or liability.

5.	CONTINGENT LIABILITIES

If any potential Claim arises as a result of a contingent or unquantifiable liability of the Buyer, any Group Company or any other member of the Buyer’s Group, THG shall not be obliged to pay any sum in respect of such potential Claim until the liability either ceases to be contingent or becomes quantifiable (as the case may be). Notification of such potential Claim must be given to THG by the Buyer within the relevant period specified in paragraph 2.1 of this Schedule 3, however, the period referred to in paragraph 2.2 shall only commence to run on and from the date such liability, if contingent, ceases to be contingent and becomes an actual liability or, if unquantifiable, becomes capable of being quantified.

6.	SUMS RECOVERABLE FROM THIRD PARTIES

6.1

Subject to paragraph 6.3 below, where the Buyer, any Group Company or any other member of the Buyer’s Group (or any assignee or successor in title thereof) is or may be entitled to recover from any third party any sum in respect of any matter or event which is likely to give rise to a Claim, the Buyer shall or shall procure that the person so entitled shall use reasonable endeavours to recover that sum. Any sum recovered by or available to the Buyer, any Group Company or any other member of the Buyer’s Group (less any out of pocket expenses incurred by the Buyer, any Group Company or any other member of the Buyer’s Group in recovering the sum and any Tax attributable to or suffered in respect of the sum recovered) will reduce the amount of the Claim by an equivalent amount.

6.2

Subject to paragraph 6.3 below, if recovery from the third party is delayed until after the Claim has been satisfied by THG, the Buyer shall repay to THG the amount so recovered (less any out of pocket expenses incurred by the Buyer, any Group Company or any other member of the Buyer’s Group in recovering the sum and any Tax attributable to or suffered in respect of the sum recovered).

6.3	This paragraph 6 shall not apply to a Tax Claim, in respect of which the provisions of the Tax Covenant shall instead apply.

7.	ACTIONS BY THIRD PARTIES

7.1

If the Buyer becomes aware of any claim action or demand made against it, any Group Company or any other member of the Buyer’s Group by a third party which may give rise to a General Warranty Claim (a “Third Party Claim”):

7.1.1	the Buyer shall, as soon as practicable, notify THG giving, to the extent then known and available, full details of the relevant facts and circumstances relating to the Third Party Claim;

7.1.2

the Buyer shall promptly disclose in writing to THG all information and, subject to any privilege issues, documents relating to the potential Claim or the matters which might give rise to the potential Claim;

7.1.3

the Buyer shall, and shall procure that each relevant Group Company or other member of the Buyer’s Group shall, at all times retain and preserve all relevant assets, information and documents within the power control or possession of the Buyer’s Group which are or may be relevant in to any such Claim;

7.1.4	if requested by THG, give THG and its respective professional advisers reasonable access to:

(a)	the personnel of the Buyer and any relevant Group Company or other member of the Buyer’s Group in order to interview the personnel; and

(b)

any relevant premises, chattels, accounts, documents and records within the power, possession or control of the Buyer or any relevant Group Company or other member of the Buyer’s Group in order to, at THG’s expense, examine and photograph the premises and chattels and to examine, photograph and take copies of the accounts, documents and records;

7.1.5

the Buyer shall not, and shall procure that the relevant Group Company or other member of the Buyer’s Group shall not, settle or make any admission of liability, agreement or compromise any claim or matter relating to the Third Party Claim without written consent of THG, such consent not to be unreasonably conditioned, withheld or delayed;

7.1.6

subject to the Buyer and the relevant Group Company or member of the Buyer’s Group being indemnified to the reasonable satisfaction of the Buyer, the Buyer shall and shall procure that the relevant Group Company or member of the Buyer’s Group shall consult with and follow the instructions of THG in relation to all matters connected with the Third Party Claim and take all such action as THG may reasonably request in relation to the Third Party Claim, including commencing conducting, defending, resisting, settling, compromising or appealing against any proceedings, provided that neither the Buyer nor the relevant Group Company shall be required to take any action (or omit to take any action) which it reasonably determines to be materially prejudicial to the commercial interests and/or Tax affairs of itself, the Group or the Buyer’s Group; and

7.1.7

in connection with any actions or proceedings relating to the matter or potential Claim, and subject to each relevant Group Company and other member of the Buyer’s Group being indemnified to the reasonable satisfaction of the Buyer, use advisers nominated by THG and, if THG requests, allow THG the exclusive conduct of such negotiations, actions or proceedings.

8.	MITIGATION

Nothing in this Schedule 3 will in any way restrict or limit the general obligation at law of the Buyer (and of each relevant Group Company and other member of the Buyer’s Group) to mitigate any loss or damage which it may suffer as a result of any matter giving rise to any Claim.

9.	INSURANCE

Further to paragraphs 3.1.2 and 6 of this Schedule 3, THG shall not be liable in respect of a General Warranty Claim to the extent that the General Warranty Claim relates to any Loss which is recovered by the Buyer (or any assignee or successor in title thereof) or any Group Company from its insurers. In the event that any Loss might reasonably be recovered or recoverable from insurers, the Buyer shall, and shall procure that each Group Company shall, notify the relevant insurers as soon as practicable of the Loss and General Warranty Claim in question and take all reasonable steps to pursue such insurance recoveries or, at the request and cost of THG, assign to THG all rights of recovery in respect of the General Warranty Claim under all applicable insurance policies.

10.	NO LIMITATION FOR FRAUD

Nothing in this Schedule 3 will have the effect of excluding or limiting any liability of THG in respect of a Claim arising as a result of any fraud or fraudulent misrepresentation by or on behalf of THG.

11.	TAX WARRANTY CLAIMS

To the extent specifically referred to in the Tax Covenant, the provisions of the Tax Covenant will apply to Tax Warranty Claims.

SCHEDULE 4

BUYER WARRANTIES

1.	The Buyer has all necessary power and authority to enter into and perform its obligations under this Agreement and the Transaction Documents.

2.	This Agreement and the Transaction Documents constitute (or will when executed constitute) binding and enforceable obligations on the Buyer in accordance with their respective terms.

3.	The entering into and performance by the Buyer of its obligations under this Agreement and the Transaction Documents will not:

3.1	conflict with or result in a breach of any provision of its constitutional documents;

3.2	conflict with or result in a breach of, or constitute a default under, any agreement or instrument under which it enjoys rights or by which it is bound; or

3.3

conflict with or result in a breach of any law or regulation, or of any order, judgment or decree of any court or governmental, administrative or regulatory body or agency to which it is party or by which it is bound.

4.

Save as set out in this Agreement, all or any consents, permissions, approvals, notices and agreements of third parties which are necessary for the Buyer to obtain in order to enter into and perform its obligations under this Agreement and the Transaction Documents in accordance with their respective terms have been unconditionally obtained or made in writing.

5.

The following are the only direct shareholders of the Buyer who are interested in 10% or more of the nominal share value of any class of share capital of the Buyer and who are “controllers” of the Buyer as defined in section 181 of the Financial Services and Markets Act 2000: Central Huijin Investment Ltd and Ministry of Finance of the PRC.

6.	No Insolvency Proceedings have commenced in relation to the Buyer.

7.

The Buyer has, and at Completion will have (or, pursuant to its right under Clause 7.2.1, the designated member of the Buyer’s Group will have), immediately available on an unconditional basis (subject only to Completion) the necessary cash resources available outside the PRC to meet its obligations under this Agreement.

SCHEDULE 5

LEAKAGE AND PERMITTED LEAKAGE

1.	For the purposes of this Agreement, “Leakage” means the following:

1.1

any dividend or other distribution (including in specie) of profits, reserves, premiums or assets (including any distribution as defined in Part 23 of the CTA 2010) declared, authorised, paid or made (whether actual or deemed), or any return of capital (whether by reduction of capital, purchase of shares or otherwise) authorised, paid or made (whether actual or deemed), by any Group Company (other than to another Group Company);

1.2	any payment made by a Group Company to THG or any other member of the THG Group (other than a Group Company);

1.3

any payment to THG or any other member of the THG Group (other than a Group Company) made by a Group Company in respect of any share or loan capital of any Group Company being redeemed, repurchased or repaid or which results in such a payment being treated as having been made;

1.4	any waiver or release of an amount owed to a Group Company by THG or any other member of the THG Group (other than a Group Company);

1.5	with respect to the THG USD Loan and the THG AUD Loan:

(a)	any repayment of principal (whether in whole or in part);

(b)

(i) if Completion occurs on or before the Initial Longstop Date (which, for this purpose, does include a partial completion contemplated by Clause 3.15), any payment of any accrued interest thereunder, and THG shall reimburse the amount of any Leakage received in interest arising under the THG USD Loan during Q2 of 2018; or (ii) if Completion occurs after the Initial Longstop Date but on or before the Postponed Longstop Date, any payment of any accrued interest thereunder (other than to the extent that it relates to interest actually paid under the THG USD Loan during Q2 of 2018, which is Permitted Leakage in paragraph 2.6 below); and

(c)

any Loss (including any Tax arising, charged or levied) arising as a result of, or in connection with, the THG Loan Reorganisation to the extent to which neither loan is capitalised in full (capitalisation being treated as Permitted Leakage in paragraph 2.6 below);

1.6

the transfer of, or grant of any benefits in respect of, assets, rights or other benefits in each case by a Group Company for the benefit of THG or any other member of the THG Group (other than a Group Company);

1.7	the guaranteeing, indemnifying, assumption or incurring, actual or contingent, of any liability by a Group Company to THG or any other member of the THG Group (other than a Group Company);

1.8

any payment of management, monitoring or other shareholder or directors’ fees or bonuses or payments of a similar nature by or on behalf of a Group Company to or for the benefit of THG or any other member of the THG Group (other than a Group Company), and any other transactions that are not conducted on an arm’s length basis and not in the ordinary and usual course of business;

1.9

any payment of costs or expenses of THG or any other member of the THG Group (other than a Group Company) relating to the sale of the Shares or to any other transaction contemplated by this Agreement or any of the Transaction Documents (including any professional advisers’ fees) by or on behalf of any Group Company to or on behalf of THG or any other member of the THG Group (other than a Group Company);

1.10	any payment of any “Retention Award” or “Success Fee” as set out in Clause 17.2, other than as reimbursed by THG in accordance with Clause 17.2;

1.11	any agreement to do anything set out in paragraphs 1.1 to 1.10 (inclusive) above; or

1.12	the payment of any fees, costs or Tax incurred or paid by any Group Company as a result of those matters set out in paragraphs 1.1 to 1.11 above,

in each case, (a) other than any Permitted Leakage and (b) net of: (i) any Tax Relief that the Buyer (in its reasonable discretion) determines has been utilised by the Buyer or any Group Company in respect of any matter giving rise to any Leakage; and (ii) any amount in respect of VAT which is recoverable as input tax by a Group Company.

2.	For the purposes of this Agreement, “Permitted Leakage” means the following:

2.1	any payment or accrual made by or on behalf of a Group Company which is provided, reserved or accrued for, referred to or noted in the Locked Box Accounts;

2.2

any transaction conducted at arm’s length and any payment or accrual made by or on behalf of a Group Company in the ordinary and usual course of business (including under any agreements entered into prior to the Locked Box Date or in connection with any services arrangements in place between any Group Company and any member of the THG Group (other than a Group Company) prior to the Locked Box Date, and any payment or accrual made by a Group Company in connection with any corporate insurance maintained for the benefit of any Group Company and bound in the ordinary course of business at any time), but only to the extent that these are budgeted in the Budget, the expense budget for the Group for the calendar year-ended 31 December 2018 or are reflected in the Management Accounts;

2.3

any payment or accrual of fees, salaries (including, for the avoidance of doubt, the increases to salaries to be effected in April 2018), bonuses (including, for the avoidance of doubt, bonuses to be paid in April 2018), expenses and other entitlements properly due or accrued to Employees, directors or consultants or officers of any Group Company and due or accrued up to and including the Completion Date under any service or other consultancy agreement or by virtue of their employment, consultancy or directorship, in each case payable in the ordinary and usual course of business plus any employer’s tax and payroll costs associated with such payments or accruals;

2.4	any Leakage which is reimbursed or in respect of which a Group Company is otherwise made good (whether by direct reimbursement or reimbursement or transfer of equivalent value);

2.5	termination and repayment of the THIC Loan and the THG Line of Credit, and any payment of any accrued interest thereunder;

2.6

termination and capitalisation (i.e., a debt for equity swap, whether or not with the issue of new shares) of the THG USD Loan and the THG AUD Loan and, in circumstances only where Completion occurs after the Initial Longstop Date but on or before the Postponed Longstop Date, any payment of any accrued interest under the THG USD Loan to the extent that it relates to interest actually paid during Q2 of 2018;

2.7	termination of the Services Agreements and any payment of any accrued amounts or provision of services thereunder;

2.8	termination of the FAL LOC Guarantee and the THIC Guarantee and any payment of any accrued amounts thereunder;

2.9	termination of the Replaced Pensions Guarantee and entry into the New Pensions Guarantee, and any payment under the New Pensions Guarantee;

2.10	payment of the Dividend;

2.11	entry into the HSIB Coverholder Agreement;

2.12	termination of the recharge agreement between THG and CSL dated 1 January 2016;

2.13	any payment or accrual made or agreed to be made by or on behalf of any Group Company pursuant to the terms of this Agreement or any of the Transaction Documents; and

2.14

any other amount incurred or paid or agreed to be paid or payable or liability, cost or expense incurred or agreed to be incurred in connection with any matter undertaken at the written request of, or with the prior written consent of, the Buyer.

However, double-counting shall be avoided, such that no item which is referred to more than once in this paragraph 2 may be counted more than once in determining what constitutes Permitted Leakage.

SCHEDULE 9

TAX COVENANT

1.	DEFINITIONS AND INTERPRETATION

1.1

In this Schedule, unless the context requires otherwise, the following words and expressions have the following meanings and in the event of conflict the definitions in this Schedule shall prevail over the definitions in Clause 1 of this Agreement:

“Accounting Firm”	has the meaning given to that term in paragraph 11.6.2 of this Schedule;

“Accounts Relief”

means any Tax Relief or any right to a payment in respect of Tax or any right to receive any payment for or in respect of any Tax Relief, in each case to the extent that:

(a)   it or its future tax value appears as, or is reflected in, an asset in the Locked Box Accounts; or

(b)   has been taken into account in reducing or eliminating any provision for Tax (including deferred Tax) which appears in the Locked Box Accounts and any prepayment of Taxation which is treated as an asset in the Locked Box Accounts;

“Auditors”

means:

(a)   the Auditors for the time being of the relevant Group Company; or

(b)   if the party seeking determination by the Auditors is satisfied (acting reasonably and in good faith) that the Auditors for the time being of the relevant Group Company will not give the determination requested pursuant to this Schedule, an internationally recognised firm of accountants appointed by agreement between THG and the Buyer or, in default of agreement, by the President from time to time of the Institute of Charted Accountants in England and Wales;

“Buyer’s Tax Group”

means:

(a)   the Buyer;

(b)   any company which is a member of the same group (howsoever defined for the purposes of any Tax and whether or not on a consolidated or unified basis) or consortium as the Buyer; and

(c)   any company which is connected, associated or related with the Buyer for the purposes of any Tax, but excluding the Group Companies;

“Buyer’s Tax Relief”

means:

(a)   any Tax Relief arising to a Group Company to the extent that it arises in respect of either an Event or a period occurring after the Locked Box Date (other than a Tax Relief arising outside the ordinary course of business of a Group Company);

(b)   any Tax Relief arising to any member of the Buyer’s Tax Group at any time; and

(c)   any Accounts Relief;

“Code”	has the meaning given to that term in paragraph 11.6 of this Schedule;

“Event”	means an event, act, transaction or omission;

“Increased Costs”	has the meaning given to that term in paragraph 11.12 of this Schedule;

“Liability for Taxation”

means:

(a)   a liability of any of the Group Companies to make a payment for or in respect of any Taxation (an “‘A’ Liability for Taxation”);

(b)   the utilisation of a Buyer’s Tax Relief in circumstances where, but for such utilisation, a Liability for Taxation mentioned in (a) above would have arisen in respect of which the Buyer would (ignoring the application of paragraph 1 of Schedule 3) have been able to bring a Tax Claim (a “‘B’ Liability for Taxation”); or

(c)   the loss, reduction or non-availability of any Accounts Relief (a “‘C’ Liability for Taxation”);

“Over-provision”	has the meaning given to that term in paragraph 8.1.1 of this Schedule;

“Relevant Amount”	has the meaning given to that term in paragraph 8.2 of this Schedule;

“Relevant Company”	has the meaning given to that term in paragraph 7.3 of this Schedule;

“Section 338 Election”	has the meaning given to that term in paragraph 11.6 of this Schedule;

“Section 338 Election Forms”	has the meaning given to that term in paragraph 11.6.2 of this Schedule;

“Tax Authority”	means any local, municipal, governmental, state, federal or other fiscal, customs or excise authority, body or official anywhere in the world with responsibility for, and competent to impose, collect or administer, any form of Taxation;

“Tax Authority Claim”	means any claim, counterclaim, notice, demand, assessment, determination, return, account, letter or other document issued or prepared by, or action taken by or on behalf of, any Tax Authority from which it appears that a Liability for Taxation is to, or may, fall on any of the Group Companies in respect of which the Buyer may be able to bring a Tax Claim;

“Tax Documents”	means Tax Returns and such claims, elections, surrenders, disclaimers, notices and consents and other documents contemplated by or reflected in or necessary for the preparation of such Tax Returns;

“Tax Due Date”	means the latest date on which the relevant Tax or instalment of Tax can be paid to the relevant Tax Authority without incurring interest, surcharge or penalties (or other similar imposition);

“Tax Relief”

means any current or future:

(a)   relief, allowance or credit in respect of any Taxation;

(b)   set-off, exemption or deduction in computing income, profits or gains for the purposes of any Taxation; and/or

(c)   right to repayment of Taxation;

“Tax Return”	means any Tax return, including any related accounts, computations and attachments;

“Taxation” or “Tax”	means all forms of taxation, including, without limitation, duties, levies, indirect taxes (including value added tax) contributions, amounts in respect of tax, liabilities to account and all withholdings or deductions in respect of Tax together with all penalties, charges, costs and interest relating thereto or otherwise imposed by any Tax Authority, whether or not directly or primarily chargeable against or attributable to a Group Company; and

“U.S. Tax Allocation”	has the meaning given to that term in paragraph 11.8 of this Schedule.

1.2

Any reference to income, profits or gains earned, accrued or received on or before a particular date or in respect of a particular period shall include income, profits or gains deemed, treated or regarded to have been earned, accrued or received on or before that date or in respect of that period for the purposes of any Taxation.

1.3

References to the loss of a Tax Relief or a right to any payment or other consideration include the loss, nullification, cancellation, non-availability, non-existence or reduction in amount of a Tax Relief or right to any payment or other consideration.

1.4	References to THG shall include references to THG on behalf of itself or any Seller, as applicable.

1.5

References to “in respect of any Taxation” means: (i) a payment pursuant to a group, affiliated, consolidated, unitary or other combined filing, Tax pooling or Tax sharing arrangement (or any similar or equivalent arrangement in any relevant jurisdiction); (ii) a payment for a surrender or for any Tax Relief; and (iii) a payment pursuant to any warranty, covenant or indemnity in respect of Taxation.

1.6	Any reference to something occurring in the “ordinary course of business” shall, without prejudice to the generality thereof, not include:

1.6.1

any Event which results in a Liability for Taxation of a Group Company where such liability is primarily chargeable against or attributable wholly or partly to any person other than that Group Company;

1.6.2

any scheme, arrangement or transaction which gives rise or may give rise to a tax liability under any anti-avoidance legislation or which gives rise to a duty to notify a Tax Authority under legislation introduced to counter tax avoidance;

1.6.3

anything that relates to or involves the making of a distribution for Tax purposes, the creation, cancellation or reorganisation of share or loan capital, the creation, cancellation or repayment of any connected-party debt or a Group Company becoming or ceasing to be or being treated as ceasing to be a member of a group of companies or becoming or ceasing to be associated or connected with any other company for any Tax purposes;

1.6.4

an acquisition, disposal or supply of assets, goods, services or business facilities of any kind (including a loan of money or a letting, hiring or licensing of tangible or intangible property) for a consideration which is treated for Tax purposes as different from the actual consideration, or which gives rise to a liability to Tax on an amount larger than the difference between the sale proceeds and the value of that asset in the Locked Box Accounts or, in the case of an asset acquired since the Locked Box Date, the cost of that asset;

1.6.5

anything which relates to or involves the acquisition or disposal of an asset or the supply of services (including the lending of money or the hiring or licensing of intangible property) in a transaction which is not entered into on arm’s length terms; or

1.6.6	anything which involves or leads directly or indirectly to a change of residence of a Group Company for Tax purposes.

2.	COVENANT

Subject to the provisions of paragraph 3 of this Schedule, THG covenants with the Buyer that it will pay to the Buyer an amount (calculated in accordance with paragraph 4 of this Schedule) which is equal to:

2.1.1	any Liability for Taxation which has arisen wholly as the result of or by reference to any Event occurring or deemed to occur for the purposes of Taxation on or before Completion;

2.1.2	any Liability for Taxation which has arisen wholly as a result of or by reference to income, profits or gains earned, accrued or received on or before Completion;

2.1.3	any Liability for Taxation arising as a result of or by reference to the relationship for any Taxation purpose of such Group Company with any person prior to Completion;

2.1.4	any ‘B’ Liability for Taxation and/or ‘C’ Liability for Taxation;

2.1.5	any Liability for Taxation which:

(a)	has arisen as the result of or by reference to:

(i)	the THG Loan Reorganisation; and/or

(ii)	the Pre-Completion Reorganisation; and/or

(b)

arises or has arisen as a result of an assessment by a Tax Authority under the provisions of Part 4 and/or Part 6A of TIOPA 2010 (or other similar legislation in other jurisdictions) in respect of the THG USD Loan; and

2.1.6

all reasonable costs and expenses properly incurred by the Buyer and/or any member of the Buyer’s Tax Group in connection with any Liability for Taxation in respect of which a Tax Claim may be made under this Agreement, or in taking or defending any successful actions (or any actions taken at the request of THG) in respect of which a Tax Claim may be made under this Agreement.

3.	LIMITATIONS

3.1

Subject to paragraph 3.2, the covenants contained in paragraph 2 of this Schedule do not apply and no claim shall arise for breach of any Boxed Tax Warranties in respect of a Liability for Taxation or other liability:

3.1.1	to the extent that provision or reserve has been made for it in the Locked Box Accounts or is otherwise reflected in any provision for Tax in the Locked Box Accounts;

3.1.2	to the extent that the Liability for Taxation arises as a result of transactions in the ordinary course of business of the relevant Group Company since the Locked Box Date;

3.1.3

to the extent the Liability for Taxation is a liability to income tax and/or national insurance contributions (both employer and employee), or the equivalent in any jurisdiction outside the UK, arising in respect of any agreement to pay, and any payment of, Retention and Success Payments;

3.1.4

to the extent that the Liability for Taxation would not have arisen but for anything voluntarily done or omitted to be done after Completion by or on behalf of the Buyer or any of the Group Companies in circumstances where the Buyer or any of the Group Companies knew or ought reasonably to have known that the act or omission would give rise to the liability in question, save that this limitation shall not apply where any voluntary act or omission was carried out or effected:

(a)	within the ordinary course of business of a Group Company as carried on at Completion;

(b)	at the written approval and/or request of THG;

(c)	pursuant to the submission of any pre-Completion returns prepared by THG; or

(d)	in accordance with this Agreement,

and, for the avoidance of doubt, this limitation shall not apply to any omission to take any action to the extent the taking of such action could result in a liability for or in respect of Tax for the Buyer, any Group Company or any other member of the Buyer’s Tax Group;

3.1.5	to the extent that the Liability for Taxation arises or is increased as a result only of:

(a)	an increase in rates of Taxation both announced and made after the Locked Box Date;

(b)	any change in generally accepted accounting practice both announced and introduced after the Locked Box Date; or

(c)

the passing of any legislation, or making of any subordinate legislation or a change in Law (or a change in judicial interpretation of Law) or a change in published practice of a Tax Authority after the Locked Box Date;

3.1.6

to the extent that the Liability for Taxation would not have arisen or would have been reduced or eliminated but for a failure or omission on the part of any of the Group Companies after Completion to make any claim or election, give any notice or consent or do any other thing which the relevant Group Company could legally and validly make, give or do and the making, giving or doing of which was taken into account in computing the provision or reserve for Taxation in the Locked Box Accounts and expressly notified as such to the Buyer within a reasonable amount of time in order for the Group Company or the Buyer to make such claim or election, give any such notice or consent or do any such thing;

3.1.7

to the extent that the Liability for Taxation would not have arisen but for a disclaimer, disregard, revision to or revocation of a legal and valid claim or election for or surrender of any Tax Relief (including capital allowances) where such disclaimer, disregard, revision or revocation is caused or made by any of the Group Companies after Completion;

3.1.8

to the extent that the income, profits or gains in respect of which that Liability for Taxation arises were actually earned, accrued or received by any of the Group Companies on or before the Locked Box Date but were not reflected in the Locked Box Accounts;

3.1.9

to the extent that the Liability for Taxation arises or is increased as a consequence of any failure by the Buyer, and/or any of the Group Companies to comply with any of their respective obligations under this Schedule, including but not limited to the provisions of paragraphs 10 (Claims Procedure) or 11 (Tax Administration) of this Schedule;

3.1.10

to the extent that the Buyer makes or has made recovery in respect of that Liability for Taxation under any provision of this Agreement, including but not limited to any recovery made pursuant to Schedule 3 to this Agreement, or an amount in respect of the Liability for Taxation has already been recovered by the relevant Group Company from another person (not being the Buyer, any member of the Buyer’s Tax Group or any of the Group Companies) or it has been made good by insurers or otherwise compensated for without cost (including Liability for Taxation arising from such compensation) to the Buyer or any Group Company;

3.1.11

to the extent that any Tax Relief of any of the Group Companies incurred in or in respect of a period ended on or before Completion (other than a Buyer’s Tax Relief) is available to, and can be utilised by, any of the Group Companies to relieve or mitigate that Liability for;

3.1.12

to the extent that the Liability for Taxation is a liability of a Group Company to make a payment of Taxation in circumstances where that Group Company has already collected, invoiced or deducted an amount on account of such Taxation and is holding that amount in preparation for making a payment to the relevant Tax Authority at Completion;

3.1.13	to the extent that the Liability for Taxation or other liability has been discharged before Completion;

3.1.14

to the extent that the Liability for Taxation or other liability would not have arisen but for a cessation of, or any changes in the conduct of, any trade carried on by a Group Company at Completion, being a cessation or change commencing and occurring on or after Completion;

3.1.15

to the extent that the Liability for Taxation would not have arisen, but for an act or omission or transaction carried out by THG or a Group Company prior to Completion at the written request or with the written approval (expressly for the purposes of this paragraph) of the Buyer;

3.1.16

to the extent the Liability for Taxation arises solely as a result of expenditure that was assumed to have been allowable in any period beginning before Completion having been disallowed where such expenditure will instead be allowable in any subsequent period or periods whether on the same basis on which it was assumed to be allowable prior to Completion or on a different basis and where the aggregate overall amount of all liabilities (including any Liability for Taxation) in all the Group Companies for all periods is unchanged by any such Event, save that this paragraph shall not prevent a claim being made under paragraph 2 of this Schedule in respect of any penalties, interest or fines which arise in connection with any such Event;

3.1.17

to the extent the Liability for Taxation or other liability comprises any charges, interest, penalties or fines that arise as a consequence of the underpayment of an instalment of Tax of any Group Company prior to Completion if, at the time when that instalment was paid, it was based on a reasonable estimate of the final Liability for Taxation for the whole of the relevant accounting period;

3.1.18

the Liability for Taxation or other liability would not have arisen or would have been reduced or mitigated but for the Buyer or any Group Company failing to pay (or delaying in paying) over to the relevant Tax Authority any payment received from THG; or

3.1.19

the Liability for Taxation is a liability to stamp duty, stamp duty reserve tax or any other similar duties imposed in any other jurisdiction (or any interest, fine, charge or penalty relating thereto) in respect of this Agreement or the stock transfer forms which transfer the Shares to the Buyer.

3.2	Paragraph 3.1 (other than sub-paragraphs 3.1.4, 3.1.9, 3.1.11 and 3.1.18) shall not apply in respect of a Tax Claim pursuant to paragraph 2.1.5.

3.3

The provisions of Schedule 3 to this Agreement shall, save as expressly provided in that Schedule, apply to limit a claim under this Schedule and the Boxed Tax Warranties as if they were set out herein.

3.4

Notwithstanding anything to the contrary in this Agreement, the Seller shall not be entitled to obtain the benefit (whether by exclusion, reduction or limitation of liability, credit, payment, refund, set-off or otherwise) more than once of any amount arising for the benefit of the Seller under this Agreement in relation to Tax.

4.	AMOUNT OF LIABILITY

4.1	In the event that THG is liable to make any payment under paragraph 2 of this Schedule the amount of that payment shall be equal to:

4.1.1	in respect of an ‘A’ Liability for Taxation, the amount of the liability to make the relevant payment; or

4.1.2	in respect of a ‘B’ Liability for Taxation, the amount by which a liability for Taxation is reduced by means of the relevant utilisation of the Tax Relief;

4.1.3	in respect of a ‘C’ Liability for Taxation:

(a)

in the case of the loss, reduction or non-availability of an Accounts Relief which would be given as a deduction in computing or as a set off against income, profits or gains, a sum equal to the amount of Tax which would, on the basis of the rates of Tax current at the date of this Agreement, have been saved or saveable had such Accounts Relief not been lost, reduced or unavailable;

(b)

in the case of the loss, reduction or non-availability of an Accounts Relief which is given as a credit against Tax, a sum equal to the amount of that Accounts Relief so lost, reduced or made unavailable; and

(c)

in the case of the loss, reduction or non-availability of a right to repayment of Tax, a sum equal to the amount of the repayment which would have been obtained but for such loss, reduction, or non-availability, and (in any case) the amount of any costs and expenses reasonably and properly incurred by the Buyer and/or any of the Group Companies in investigating assessing or contesting any such Liability for Taxation as gives rise to the liability of THG under this Schedule.

5.	DUE DATE FOR PAYMENT

5.1	Where THG becomes liable to make any payment pursuant to paragraph 2 or paragraph 6.2 of this Schedule, the due date for the making of that payment shall be:

5.1.1

(save as mentioned in paragraphs 5.1.2 and 5.1.3 below and subject to the provisions of paragraph 5.2 below), the date falling seven Business Days after the date when THG has been notified by the Buyer or any of the Group Companies, that THG has a liability for a determinable amount under paragraph 2 or paragraph 6.2; or

5.1.2	in respect of an ‘A’ Liability for Taxation only, the date (if later than that specified in paragraph 5.1.1 above) seven Business Days prior to:

(a)	in the case of Tax in respect of which there is no provision for payment by instalments, the Tax Due Date of the Tax in question; or

(b)

in the case of Tax in respect of which there is provision for payment by instalments, each Tax Due Date of the instalment in question (and so that on each such date an appropriate proportion of the amount claimed shall be paid, such proportion to be notified by the Buyer to THG at least ten Business Days prior to each such date); or

5.1.3

in the case of a ‘B’ Liability for Taxation only, the equivalent date (if later than that specified in paragraph 5.1.1 above) to the date in paragraph 5.1.2 above for the Tax which is payable by any of the Group Companies and which would otherwise not have been reduced had there been no previous utilisation of the Buyer’s Tax Relief; or

5.1.4

in the case of a ‘C’ Liability for Taxation only (if later than that specified in paragraph 5.1.1 above) ten Business Days after the service of notice on THG by the Buyer that such loss reduction or non-availability has occurred; or

5.1.5

in the case of costs and expenses referred to in paragraph 2 of this Schedule, ten Business Days after written demand is made therefor by the Buyer, accompanied by reasonably satisfactory evidence of the nature and amount of the costs and expenses in question.

5.2

Notwithstanding the provisions of paragraph 5.1 above, if the Tax Due Date is deferred following application to the appropriate Tax Authority and THG indemnifies the Buyer and/or the Group Company concerned to their reasonable satisfaction, the date for payment by THG shall be the earlier of the date on which the Tax becomes recoverable by the relevant Tax Authority (notwithstanding any initial deferral) and such date when the amount of Tax is finally and conclusively determined. For this purpose, an amount of Tax shall be deemed to be finally and conclusively determined when, in respect of such amount, an agreement under Section 54 of the Taxes Management Act 1970 (or equivalent in any jurisdiction outside the UK) is made, or a decision of a court or tribunal is given or any binding agreement or determination is made from which either no appeal lies or in respect of which no appeal is made within the prescribed time limit.

5.3	Where the Buyer becomes liable to make any payment pursuant to paragraph 7, paragraph 8 or paragraph 9 of this Schedule the due date for payment shall be as follows:

5.3.1

in respect of a liability to make a payment under paragraph 7 of this Schedule, the date falling seven Business Days before the last date upon which THG or a person connected with THG would have to pay the Taxation that has given rise to the liability of the Buyer under paragraph 7 in order to avoid incurring a liability to pay interest or a charge or a penalty or, if later, not more than five Business Days following the date on which THG notifies the Buyer of its liability to make such payment;

5.3.2	in respect of a liability to make a payment under paragraph 8.2.2 or 8.2.3 of this Schedule, the date falling ten Business Days after:

(a)	the amount of any Over-provision (as defined in paragraph 8.1.1 of this Schedule) has been determined in accordance with paragraph 8.1.1 of this Schedule; or

(b)

any liability of the Buyer or any Group Company to make an actual payment of Taxation has been reduced or eliminated by reason of any Tax Relief that has been determined by the Auditors in accordance with paragraph 8.1.2 of this Schedule; or

(c)	any repayment of Tax that has been determined by the Auditors in accordance with paragraph 8.1.3 of this Schedule has been received by the relevant Group Company; or

5.3.3

in respect of a liability to make a payment under paragraph 9 of this Schedule, the date falling ten Business Days after the date when the Buyer or the relevant Group Company has received any sum as is referred to in paragraph 9.1.1 of this Schedule.

6.	DEDUCTIONS OR WITHHOLDINGS

6.1

Any payments made by or due from THG pursuant to the terms of this Schedule shall be paid without any rights of counterclaim or (except to the extent set out herein) set-off and free and clear of all Taxation whatsoever save only for any deductions or withholdings required by law.

6.2

If any deductions or withholdings are required by Law, or any payments made by or due from THG under this Schedule are liable for Taxation in the hands of the Buyer, THG shall be liable under this paragraph 6.2 to pay to the Buyer such further sums as will ensure that the aggregate of the sums paid or payable under this paragraph 6.2 and paragraph 2 of this Schedule shall, after taking into account all deductions or withholdings from, and Taxation liabilities in respect of, such sums, leave the Buyer with the same amount as it would have been entitled to receive under paragraph 2 of this Schedule in the absence of any such deductions, withholdings or Taxation liabilities.

6.3

If the deduction or withholding in respect of which a further amount has been paid under paragraph 6.2 above results in the Buyer, any member of the Buyer’s Tax Group or any Group Company obtaining a Tax Relief, the Buyer shall make payment or shall procure payment to THG, within 20 Business Days of the use or set off of such Tax Relief or refund or repayment of Tax which is or arises from that Tax Relief, of an amount which the Buyer determines (acting reasonably) will leave it (after that payment, and taking the position of the Buyer, the members of the Buyer’s Tax Group and Group Companies in aggregate) in the same after-Tax position as it would have been in had the further sums paid pursuant to paragraph 6.2 above not been required to be made by THG.

6.4

The Buyer shall notify THG in respect of obtaining any Tax Relief to which paragraph 6.3 above applies as soon as reasonably practicable after the use or set off of such Tax Relief or, in the case of any refund or repayment of Tax which is or arises from that Tax Relief, receipt of any such refund or repayment of Tax.

6.5

If the Buyer assigns any of its rights under this Agreement or this Schedule, the assignee shall only be entitled to receive payment under paragraph 6.2 above to the same extent as the Buyer would have been had the assignment not occurred.

7.	COUNTER INDEMNITY

7.1

The Buyer covenants to pay to THG so far as possible by way of an adjustment to the Consideration an amount equal to any liability to Taxation of THG or any person connected with THG which is also a liability of any Relevant Company and which is payable by THG or such connected person by virtue of (i) the Relevant Company failing to discharge such liability after Completion and (ii) THG or such connected person being at any time before Completion a member of the same group as the Relevant Company or otherwise connected with or related to the Relevant Company for Taxation purposes.

7.2	The covenant contained in paragraph 7.1 above shall:

7.2.1	extend to reasonable costs and expenses properly incurred by or on behalf of THG or such other person in connection with such Taxation or a claim under this paragraph 7;

7.2.2	not apply to Taxation to the extent that the Buyer could validly claim payment in respect of it under this Schedule;

7.2.3

not apply to Taxation to the extent it has been recovered under any relevant statutory provision (and THG shall procure that no such recovery is sought to the extent that payment is made hereunder); and

7.2.4

not apply to Taxation which would not have arisen but for THG failing to make payment (or failing to procure that a member of the THG Group makes payment) to the relevant Tax Authority of an amount of Tax equal to the payment made by the Buyer to THG hereunder in respect of such tax not later than five Business Days following the date such payment is made hereunder.

7.3	For the purposes of this paragraph 7, “Relevant Company” shall mean the Buyer and any member of the Buyer’s Tax Group (whether before, on or after Completion) and any Group Company (after Completion).

8.	OVER-PROVISIONS, CORRESPONDING BENEFITS, TAX RELIEFS AND TAX REFUNDS

8.1

If, on or before the date which falls two months after the seventh anniversary of Completion, the Auditors for the time being of the relevant Group Company determine (at the request and expense of THG) that:

8.1.1

any provision for Taxation in the Locked Box Accounts has proved to be an over-provision applying the accounting policies, principles and practices adopted in relation to the preparation of the Locked Box Accounts (an “Over-provision”) then any such amount shall be dealt with in accordance with paragraph 8.2 below except to the extent that:

(a)	such Over-provision is due to:

(i)

any decrease in rates of Taxation both announced and made after Completion or of any change in law (or a change in interpretation on the basis of case law), regulation or directive, or the published practice of any tax authority, in each case announced and occurring after Completion;

(ii)	the use of any Buyer’s Tax Relief; or

(iii)	any act of the Buyer, any Group Company or any member of the Buyer’s Tax Group carried out after Completion; or

(b)

there is an overstatement of a Tax asset in Locked Box Accounts (excluding any overstatement to the extent that THG have made full and final payment to the Buyer under this Schedule in respect of such overstatement), in which case (for the purposes of this Schedule) the amount of the Over-provision shall be reduced by the amount of such overstatement; or

8.1.2

any Liability for Taxation which has resulted in a payment having been made or becoming due from THG under this Schedule or for breach of the Boxed Tax Warranties would give rise to a Tax Relief for any of the Group Companies which would not otherwise have arisen then, as and when the liability of the relevant Group Company to make an actual payment of or in respect of Taxation (being a liability in respect of which THG would not have been liable to make a payment under this Schedule or for breach of the Boxed Tax Warranties) is reduced by reason of that Tax Relief, the amount by which the liability is reduced shall be dealt with in accordance with paragraph 8.2 below;

8.1.3

a Group Company has received a Tax Relief in respect of a period or part of a period ending on or before Completion (other than a Buyer’s Tax Relief or a repayment or right to repayment of Taxation) which was not treated as an asset in, or taken into account in, or in computing a provision for Taxation in, the Locked Box Accounts, then, as and when the liability of the relevant Group Company to make an actual payment of or in respect of Taxation (being a liability in respect of which THG would not have been liable to make a payment under this Schedule or for breach of the Boxed Tax Warranties) is reduced by reason of that Tax Relief, the amount by which the liability is reduced shall be dealt with in accordance with paragraph 8.2 below; or

8.1.4

a Group Company has received a repayment of Taxation in respect of a period or part of a period ending on or before Completion (other than a Buyer’s Tax Relief), the amount of the repayment (together with any interest and repayment supplement) shall be dealt with in accordance with paragraph 8.2 below.

8.2	Where it is provided in paragraph 8.1 above that any amount (the “Relevant Amount”) is to be dealt with in accordance with this paragraph:

8.2.1	the Relevant Amount shall first be set off against any payment then due from THG under this Schedule or for breach of the Boxed Tax Warranties; and

8.2.2

to the extent that there is any excess, a refund shall be made to THG of any previous payment or payments made by THG under this Schedule or for breach of the Boxed Tax Warranties and not previously refunded under this paragraph 8.2.2 up to the amount of such excess; and

8.2.3

to the extent that the excess referred to in paragraph 8.2.2 above is not exhausted under that paragraph, the remainder of that excess shall, be carried forward for set off against any future payment or payments which become due from THG under this Schedule or for breach of the Tax Warranties.

8.3

Where any such determination as is mentioned in paragraph 8.1 above has been made, THG or the Buyer may on or before the date which falls four months after the seventh anniversary of Completion (at its own expense) request the Auditors for the time being of the relevant Group Company to review such determination in the light of all relevant circumstances, including any facts which have become known only since such determination, and to determine whether such determination remains correct or whether, in the light of those circumstances, the amount that was the subject of such determination should be amended.

8.4

If the Auditors determine under paragraph 8.3 above that an amount previously determined should be amended, that amended amount shall be substituted for the purposes of paragraph 8.2 above as the Relevant Amount in respect of the determination in question in place of the amount originally determined and such adjusting payment (if any) as may be required by virtue of the above-mentioned substitution shall be made as soon as reasonably practicable by THG or (as the case may be) to THG.

9.	RECOVERY FROM OTHER PERSONS

9.1	If any payment becomes due from THG under paragraph 2 of this Schedule or for breach of the Boxed Tax Warranties and any of the Group Companies either:

9.1.1

is immediately entitled at the due date for the making of that payment to recover from some other person (not being any of the Group Companies but including, without limitation, any Tax Authority) any sum in respect of the Liability for Taxation that has resulted in that payment becoming due from THG; or

9.1.2	becomes entitled at some subsequent date to make such a recovery,

the Buyer shall procure that the Group Company entitled to make that recovery shall (in either of those cases) notify THG as soon as is reasonably practicable of its entitlement and shall (if requested by and at the expense of THG) take such action as THG shall reasonably request to enforce that recovery (keeping THG informed of the progress of any action taken) and shall account to THG for whichever is the lesser of:

9.1.3

any sum so recovered (including any interest or repayment supplement paid by the Tax Authority or other person on or in respect thereof less any Tax chargeable on the relevant Group Company in respect of that interest) after deduction of all reasonable out of pocket expenses incurred by the relevant Group Company in enforcing such recovery; and

9.1.4

the aggregate of the amount paid by THG pursuant to paragraph 2 of this Schedule or for breach of the Boxed Tax Warranties in respect of the Liability for Taxation in question and any interest (after Tax) and any repayment supplement paid by the Tax Authority or other person in respect of the sum recovered.

10.	CLAIMS PROCEDURE

10.1

Upon the Buyer or any Group Company becoming aware of any Tax Authority Claim the Buyer shall, or shall procure that that Group Company will as soon as reasonably practicable and in any event within five Business Days of becoming so aware give notice of that matter to THG specifying the extent to which the Buyer or the Group Company concerned knows of the events giving rise to that matter and (if known) the amount of Taxation involved.

10.2

Subject to: (i) the Buyer and the relevant Group Company being indemnified against any Losses and reasonable costs and expenses which may be thereby incurred by the Buyer or any other member of the Buyer’s Group; and (ii) the provisions of this paragraph 10, the Buyer shall take (or procure that the Group Company concerned shall take) such action as THG may reasonably request to avoid, dispute, resist, appeal, compromise or defend any Tax Authority Claim.

10.3

Subject to this paragraph 10 and to the compliance of THG with paragraph 10.2(i), THG shall have the right (if it so wishes) to control any proceedings (including without limitation the right to deal directly with the relevant Tax Authority) taken in connection with such action in accordance with the provisions of this paragraph 10, and shall in any event be kept informed of any actual or proposed material developments (including any meetings) and shall be provided (at THG’s cost) with copies of all material correspondence and documentation relating to such Tax Authority Claim, and such other information, assistance and access to records and personnel as it reasonably requires. Subject to this paragraph 10, if THG exercises its right under this paragraph 10.3 to take control of any proceedings in accordance with the provisions of this paragraph 10, the Buyer shall, or shall procure that the relevant Group Company shall, give any consent or authorisation reasonably required to permit THG to do so.

10.4	Subject to this paragraph 10, if THG takes control of any proceedings pursuant to paragraph 10.3, THG shall:

10.4.1	keep the Buyer informed of all actual or proposed material developments known to it or its advisers concerning the relevant proceedings;

10.4.2

promptly notify the Buyer of any intended material oral communication or any meeting with a relevant Tax Authority in relation to the relevant proceedings, including details of the proposed agenda (and a summary of the position proposed to be taken in relation to the points on such agenda) and allow the Buyer or its representatives to participate in such oral communication or meeting;

10.4.3

promptly provide the Buyer with copies of or extracts from all material documents (including copies of any notes relating to any oral communication or meeting in paragraph 10.4.2 above) and material correspondence insofar as they relate to the relevant proceedings;

10.4.4

at least five Business Days prior to the date of any intended submission, provide to the Buyer for prior review any material document or correspondence related to the relevant proceedings which is to be submitted to the relevant Tax Authority and make such amendments to such documents or correspondence as the Buyer may reasonably require (if such comments are notified to THG on a timely basis); and

10.4.5

subject to prior approval by the Buyer (not to be unreasonably withheld or delayed and having particular regard to any regulatory and/or reporting requirements to which any Group Company and/or other member of the Buyer’s Group may be subject), be entitled to appoint such person or persons to deal directly with the relevant Tax Authority.

10.5

Nothing in this paragraph 10 shall require the Buyer to, or procure that the relevant Group Company shall, and THG shall not and shall procure that no member of the THG Group shall, in connection with any Tax Authority Claim:

10.5.1	do anything which is not true and accurate in all material respects;

10.5.2

do anything which could reasonably be expected to either give rise to or increase a liability to Tax or result in a loss, reduction, non-availability or deferral of any Buyer’s Tax Relief for or by any member of the Buyer’s Tax Group in circumstances where THG has not agreed fully to indemnify the relevant member of the Buyer Group against such consequential Tax liability;

10.5.3

do anything which could reasonably be expected to have the effect that a tax liability arises in a post-Completion period rather than a pre-Completion period in circumstances where THG has not agreed fully to indemnify the relevant Group Company against such Tax liability;

10.5.4	take any action if the Buyer is able to demonstrate (acting reasonably and in good faith) that to do so would have material adverse Tax consequences for any member of the Buyer’s Tax Group; and/or

10.5.5

take any action to the extent that it could reasonably be expected to involve a Group Company contesting any Tax Authority Claim before any court or other appellate body (excluding the Tax Authority which has made the Tax Authority Claim) unless Tax counsel (of at least ten years’ experience) appointed by agreement between THG and the Buyer and instructed jointly by THG and the Buyer opines, in writing, that such appeal is more likely to succeed than not. The fees of such Tax counsel shall be paid by THG.

10.6

If THG does not acknowledge receipt of any notice given in accordance with paragraph 10.1 specifying, if appropriate, any action it requires to be taken within ten Business Days of receipt of the notice to THG, the Purchaser and/or the relevant Group Company shall be free to satisfy or settle the relevant liability on such terms as it may think fit (acting reasonably and in good faith). The Buyer and the relevant Group Company shall also be free to satisfy or settle the relevant liability on such terms as the Buyer may think fit (acting reasonably and in good faith) where the liability involves an allegation by the relevant Tax Authority of fraud or dishonesty by or on behalf of THG.

10.7	The provisions of paragraph 8 of Schedule 3 to this Agreement shall apply as if set out herein.

11.	TAX ADMINISTRATION

11.1

Subject to and in accordance with the terms of this paragraph 11, THG (or its duly authorised agents on behalf of THG) shall, at THG’s expense, for all accounting periods ended on or before the Accounts Date:

11.1.1	prepare all the Tax Documents of the Group Companies; and

11.1.2

deal with all matters relating to the Tax liabilities of the Group Companies for the accounting periods ended on or before the Accounts Date, including correspondence, conduct of all negotiations and the reaching of all agreements with any Tax Authority in respect of such Tax liabilities or to any of the Tax Documents referred to in paragraph 11.1.1 above.

11.2

THG shall ensure that the matters referred to in paragraph 11.1 above are dealt with as promptly as is reasonably practicable and shall, without prejudice to the generality of that paragraph, ensure that:

11.2.1	all relevant Tax Documents and other material communications to the relevant Tax Authorities shall first be sent in draft to the Buyer as soon as is reasonably practicable; and

11.2.2

it shall, or shall procure that its agents shall, consult with the Buyer regarding the content of any Tax Documents and material communications delivered to the Buyer in accordance with paragraph 11.2.1 above and will consider any reasonable comments of the Buyer, provided that if the Buyer does not comment within ten Business Days of receipt, the relevant Tax Documents and material communications shall be submitted to the appropriate Tax Authority without alteration.

11.3

THG shall not and shall procure that no other person shall submit to any Tax Authority any Tax Documents or agree any matter with any Tax Authority where the Buyer has notified THG that it reasonably considers that:

11.3.1	such Tax Document or any matter contained therein is not true, accurate and lawful in all respects; or

11.3.2	such Tax Document or any matter contained therein is reasonably likely to materially prejudice the amount of a future liability to Tax of a Group Company.

11.4

THG shall deliver to the Buyer copies of any correspondence sent to, or received from, any Tax Authority relating to the Tax Documents and Tax returns and shall keep the Buyer fully informed of its actions under this paragraph 11.

11.5	The Buyer shall:

11.5.1

procure that the Group Companies shall cause the Tax Documents referred to in paragraph 11.1.1 above, so far as they are legally able to do so, to be authorised, signed and submitted to the appropriate Tax Authority;

11.5.2	send THG or its agents a copy of any written communication sent to the Buyer or any of the Group Companies from any Tax Authority which relates to the matters referred to in paragraph 11.1 above;

11.5.3	give THG or its agents all such assistance as may be necessary or reasonably required to agree the Tax Documents referred to in paragraph 11.1.1 above with the appropriate Tax Authority;

11.5.4

not permit any Group Company (other than at THG’s written direction), during the period beginning immediately following Completion and ending at the end of the Tax year of each Group Company (for United States federal income tax purposes) in which the Completion occurs, to:

(a)

make or change any election for U.S. Tax purposes with respect to the Group Companies that would be effective at any time on or before Completion, including but not limited to elections under Section 953(d) or 7701 of the Code, or amend any U.S. Tax return of the Group Companies for a taxable period beginning before Completion, except to the extent required by applicable Law; or

(b)	allocate, or charge back, any expenses for compensation or bonuses among the Group Companies in a manner that is not consistent with most recent past practice;

11.5.5

to the extent that Completion occurs on or before 31 December 2018, not permit any Group Company (other than at THG’s written direction), during the period beginning immediately following Completion and ending on 31 December 2018, to make any distributions (or take any action that would result in a deemed distribution) to shareholders; and

11.5.6

procure that the Group Companies shall provide such access to their books, accounts and records as is reasonable, shall provide such assistance as may be reasonably requested, including by making employees of the Group Companies available on a mutually convenient basis to provide explanation of any documents or information provided hereunder, to enable THG or its agents to prepare any Tax Documents and to deal with all matters relating thereto or in connection with the determination of a tax liability for Taxes or a right to refund of Taxes or the conduct of any audit or other examination by any taxing authority or any judicial or administrative proceeding relating to Taxes and shall retain (and provide THG with reasonable access to) all records or information which may be relevant to such Tax Documents, Tax determination, audit, examination or proceeding.

11.6

The parties intend for the purchase of the Shares by Buyer to be treated as a “qualified stock purchase” within the meaning of Section 338(d)(3) of the Code of the company, as to which Buyer is the “purchasing corporation” within the meaning of Section 338(d)(1) of the Code. Except as provided in this paragraph 11.6, Buyer shall not make or permit to be made, an election under Section 338(g) (a “Section 338 Election”) of the United States Internal Revenue Code of 1986, as amended (the “Code”) with respect to any Group Company in connection with the transactions contemplated hereby.

11.6.1

At the sole and exclusive election of THG, exercisable at any time prior to the date that is 150 days following the closing date, Buyer shall make, or cause to be made, such timely and effective elections under Section 338(g) of the Code and under any applicable similar provisions of state or local law with respect to the purchase of Shares of one or more Group Companies with respect to which THG elects to make a Section 338 Election.

11.6.2

Within 30 days following the delivery by THG of notice to Buyer that it has elected to make a Section 338 Election, THG shall prepare a properly completed IRS Form 8883 (“Form 8883”) and IRS Form 8023 (“Form 8023”) and any other required forms or schedules thereto and any similar forms necessary to effectuate the Section 338 Election under applicable state and local laws (collectively, the “Section 338 Election Forms”) with respect to the applicable Group Companies. If Buyer objects to any item on the Section 338 Election Forms, it shall, within 15 days after delivery of such Section 338 Election Forms, notify THG in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. The Buyer shall reasonably cooperate with THG in the preparation of the Section 338 Election Forms, and shall negotiate in good faith to resolve any disagreement with respect thereto. If, after a period of 15 days following the date on which Buyer gives THG notice of any disagreement with respect to the Section 338 Election Forms, any item still remains disputed, then THG and Buyer shall submit the dispute to a nationally recognised accounting firm (the “Accounting Firm”) to resolve any remaining disputes, provided that if the Accounting Firm determines that there is a reasonable basis for THG’s position in respect of any disputed item, the dispute shall be resolved in THG’s favour. The Accounting Firm shall resolve any disputed items within 30 days of such submission, and the decision of the Accounting Firm shall be final and binding.

11.6.3

Buyer shall take all actions necessary and appropriate to effect and preserve the Section 338 Election, including signing and timely filing the Section 338 Election Forms, as finally determined pursuant to Clause 11.6.2 and any additional forms, and shall file all income tax returns in a manner consistent with the Section 338 Elections.

11.7	The Buyer represents that it directly or indirectly owns and will own on the day after Completion, 100% of the stock of a corporation created or organised under the law of the state of New York.

11.8

In the event that no Section 338 Election is made and it is necessary to further allocate the Consideration allocated to the Shares for U.S. federal income tax purposes, THG shall provide the Buyer with an allocation of the applicable Consideration for U.S. federal income tax purposes (the “U.S. Tax Allocation”). THG shall provide the Buyer 15 days to review and comment on such allocation and shall consider in good faith Buyer’s written comments thereon. If THG does not agree to any comments provided by Buyer in accordance with the preceding sentence, Buyer and THG shall negotiate in good faith to resolve such disagreement, provided that if there is a reasonable basis for THG’s position in respect of any disputed item, such disagreement shall be resolved in accordance with THG’s position. THG and the Buyer, and each Group Company agree that the final U.S. Tax Allocation shall be binding absent manifest error or except as required by applicable Law.

11.9

Where any of the matters referred to in paragraph 11.1 above give rise to a Tax Authority Claim, the provisions of paragraph 10 of this Schedule shall take precedence over the provisions of this paragraph 11.

11.10

Subject to the provisions of this paragraph 11, the Buyer shall take full responsibility for the outstanding Tax affairs of the Group Companies in respect of accounting periods commencing after the Accounts Date and shall prepare and submit such computations and returns to the appropriate Tax Authorities and deal with all negotiations, correspondence and agreements with respect thereto. The Buyer shall procure that no Group Company shall submit any Tax Documents which relate to any extent to a period before Completion or any Event occurring on or before Completion without the prior approval of THG such approval not to be unreasonably withheld or delayed.

11.11

The Buyer shall ensure that all Tax Documents and any communications with any Tax Authority which relate to an Event in the period between the Accounts Date and Completion which might affect the liability of THG under this Schedule or for breach of the Boxed Tax Warranties shall first be sent in draft to THG at least 15 Business Days before the date on which it is required to be filed with the applicable Taxation Authority without incurring interest or penalties and the Buyer will incorporate any reasonable comments of THG.

11.12

Notwithstanding the provisions of paragraph 11.1 above, THG shall not be responsible for the costs and expenses incurred by it in complying with its obligations under this paragraph 11 to the extent that such costs and expenses are increased as a result of or in consequence of the Buyer’s failure to comply with its obligations under this paragraph 11 (such costs and expenses being the “Increased Costs”), and the Buyer shall indemnify and hold harmless THG (on an after Tax basis) against any such Increased Costs.

11.13

The Buyer shall devote reasonable resources to dealing with its obligations under this paragraph 11 and shall use reasonable endeavours to ensure that all Tax Documents and Tax affairs of all of the Group Companies relating to accounting periods commencing prior to Completion are finalised as soon as reasonably practicable.

SCHEDULE 10

CONDUCT OF BUSINESS PENDING COMPLETION

1.	RESTRICTIONS ON GROUP COMPANIES

During the period commencing on the date of this Agreement and ending on (and including) the Completion Date, THG shall procure that the Group shall conduct its business in the ordinary course of business and in the manner in which it has been conducted prior to the date of this Agreement and, without prejudice to the generality of the foregoing, but subject always to Clause 6.1, THG shall procure that, without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed), no Group Company shall:

1.1.1	create, allot or issue any shares or agree, arrange or undertake to do any of those things;

1.1.2	give or agree to give any option, right to acquire or call (whether by conversion, subscription or otherwise) in respect of any of its shares;

1.1.3

acquire or agree to acquire any interest in a corporate body or merge or consolidate with a corporate body or any other person, enter into any demerger transaction or participate in any other type of corporate reconstruction;

1.1.4

acquire or dispose of, or agree to acquire or dispose of, any material assets, businesses or undertakings or any material revenues or assume or incur, or agree to assume or incur, any material liability, obligation or expense otherwise than in the ordinary course of business;

1.1.5	declare, make or pay any dividend or other distribution (other than to the extent required to service the payment of interest under the THG USD Loan);

1.1.6	approve any new annual budget or materially alter, change or vary the Budget;

1.1.7

sell, transfer, auction or “drop” any rights to participate as a Member of the Syndicates, or enter into any agreement to allow any person to share (economically or otherwise) in a participation on the Syndicates;

1.1.8

carry out the underwriting for and on behalf of the Members of the Syndicates, other than as nearly as reasonably may be in accordance with the current Syndicate business plans for such Syndicates and/or Syndicate 6130;

1.1.9

enter into any inter-Syndicate loans or borrowings or permit any Syndicate and/or Syndicate 6130 to enter into any new borrowings or facilities with any person (other than in accordance with the AXA Agreement and where such funds are not provided by any Group Company);

1.1.10

in any material respects make any amendments to or deviation from the investment strategy for or composition of investments held by or on behalf of the Group for the Syndicates and/or, subject to the AXA Agreement, Syndicate 6130 as in place at the date of this Agreement;

1.1.11	enter into any separate contract, liability or commitment which is incapable of being terminated within 12 months:

(a)	with any supplier which could involve expenditure or liability which exceeds £500,000; or

(b)	with any customer which could involve expenditure or liability which exceeds £1,000,000,

in each case, otherwise than in the ordinary course of business;

1.1.12	create any borrowings or other indebtedness, whether as the lender or borrower, otherwise than pursuant to normal trade financing;

1.1.13	grant, increase or extend any guarantee or indemnity for the obligations of any person, except in the ordinary course of business;

1.1.14	enter into any transaction with any person otherwise than at arms’ length, for full value and in the ordinary course of business;

1.1.15	make any proposal for the winding up or liquidation of any Group Company or otherwise commence Insolvency Proceedings in relation to any Group Company;

1.1.16

redeem or purchase any shares or reduce its issued share capital, or any uncalled or unpaid liability in respect thereof, or any capital redemption reserve, share premium account or other reserve that is not freely distributable;

1.1.17	convene any general meeting or circulate any written resolution of the company/shareholder(s), or pass any shareholder resolutions;

1.1.18	alter any part of its memorandum or articles of association;

1.1.19	other than in the ordinary course of business, enter into, vary, terminate or withdraw from any partnership, consortium or joint venture;

1.1.20

enter into, materially amend or terminate any Material Agreement or any agreement or arrangement that constitutes a Material Agreement (other than any insurance or reinsurance agreement entered into in the ordinary course of business);

1.1.21

depart from or amend any of its accounting principles, practices, estimation techniques, measurement bases, procedures and policies (including in relation to the exercise of accounting discretion or judgement) or reserving methodologies, assumptions, policies or principles in any material respect;

1.1.22	amend any of its risk management or governance procedures or policies in any material respect;

1.1.23	make any new application for any new regulatory licences or permissions;

1.1.24	amend or terminate any existing regulatory licences or permissions or alter in any material respects the way in which business is currently conducted in any jurisdiction, except as required by Law;

1.1.25	make any material change to its claims handling, processing and payment policies, guidelines or practices, except as required by Law;

1.1.26

commence, discontinue, compromise or settle any litigation or arbitration proceedings, other than proceedings in respect of any Policy (or any insurance or reinsurance contracts issued after signing) or Insurance Policy or debt collection in the ordinary course of business;

1.1.27

dismiss (other than for gross misconduct) any, or make any material alteration to the terms of employment (including change in control benefits, severance arrangements, or other benefits) of any, Senior Employee, or propose, agree to provide or modify in a material respect the terms of any incentive schemes or benefits which apply exclusively to the Employees;

1.1.28	induce, or attempt to induce, any Senior Employee, whether directly or indirectly, to terminate their employment;

1.1.29	make, agree or consent to any material change to:

(a)	the terms of the agreements or deeds constituting the Pension Schemes;

(b)	the contributions payable to the Pension Schemes or to the benefits which accrue or to the pensions which are payable under the Pension Schemes;

(c)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(d)	the basis on which the liabilities (including pensions) of the Pension Schemes are funded, valued or made;

1.1.30	reach any material agreement with the Trustee of the Chaucer Pension Scheme;

1.1.31	exercise any material power exercisable by the employers under the Chaucer Pension Scheme;

1.1.32

make any admission inconsistent with past practice to any Tax authority in relation to any matter or instance that would give rise to Tax which is not shown or otherwise provided for in the Locked Box Accounts;

1.1.33

prepare or file any material Tax Document inconsistent with past practice or, on any such Tax Document, take any material position, making or changing any material election, or adopt any material accounting method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Documents in prior periods, settle or compromise any material claim related to Tax, enter into any material closing agreement or similar agreement relating to Tax, otherwise settle any material dispute relating to Tax, or request any ruling or similar guidance with respect to Tax;

1.1.34

take, or omit to take, any action which could result in the loss, reduction or non-availability of any Tax Relief, exception, allowance, loss deduction, set-off, rollover or holdover, in each case, in respect of Tax, shown or otherwise provided for in the Locked Box Accounts;

1.1.35

change its Tax residence, change its accounting reference date, create a branch, agency, permanent establishment or place of business outside its jurisdiction of incorporation and incorporate or form any subsidiary undertaking (other than non-material changes relating to any operations in Denmark);

1.1.36	take any action in respect of the THG Loan Reorganisation that may give rise to a liability for or in respect of Tax;

1.1.37	appoint new auditors; or

1.1.38	enter into any agreement (conditional or otherwise) to do any of the foregoing.

2.	RESTRICTIONS ON THG

2.1

Subject always to Clause 6.1, during the period commencing on the date of this Agreement and ending on (and including) the Completion Date, THG undertakes that it shall not, and shall procure that no Group Company shall, without the prior written consent of the Buyer:

2.1.1	dispose of, or grant any option or other rights over, any interest in any of the Shares registered in its name;

2.1.2	create an Encumbrance over any of the Shares registered in its name; or

2.1.3	advance any funds under the THG Line of Credit or the THIC Loan.

2.2

During the period commencing on (and including) the Locked Box Date and ending on (and including) the Completion Date, THG undertakes that, with respect to the THG USD Loan and the THG AUD Loan, it shall not pay and shall procure that HIIH and HAH shall not pay directly or indirectly:

2.2.1	any principal (whether in whole or in part);

2.2.2

in respect of the THG USD Loan, any interest payment otherwise falling due for payment under the terms of the THG USD Loan (other than interest actually paid under the THG USD Loan during Q2 of 2018, which is Permitted Leakage in paragraph 2.6 of Schedule 5); or

2.2.3	in respect of the THG AUD Loan, any interest payment otherwise falling due for payment under the terms of the THG AUD Loan.

If, notwithstanding this paragraph 2.2, HIIH or HAH pays any principal or interest in connection with the THG USD Loan or the THG AUD Loan other than any interest actually paid under the THG USD Loan during Q2 of 2018, as referred to in the parenthetical in paragraph 2.2.2 above (“Loan Undertaking Amount”) and THG does not effect the method contemplated by the THG Loan Reorganisation – namely, a capitalisation of the Loan Undertaking Amount plus interest (defined below) (i.e., a debt for equity swap, whether or not with the issue of new shares) or otherwise contribute an amount in cash equal to the Loan Undertaking Amount plus interest (defined below) as equity to HIIH or HAH (as applicable), whether in consideration for new shares or otherwise – then THG shall, at the election of the Buyer, either: (i) on the Completion Date, pay to the Buyer (or, as the Buyer directs and on behalf of the Buyer, to a third party or to another member of the Buyer’s Group (including to any SPV), but, in each case, excluding any Group Company) an amount equal to the Loan Undertaking Amount plus interest (defined below); or (ii) in accordance with Clause 4.3, set-off the Loan Undertaking Amount plus interest (defined below) against (so as to reduce) the Initial Consideration allocated to HIIH, and the parties hereby acknowledge and agree that any such set-off shall not be construed as, deemed to constitute or otherwise interpreted as Leakage.

For the purpose of this paragraph 2.2, interest shall be calculated at an annualised rate of 4%, which shall accrue from (and including) the date on which paragraph 2.2 has been breached to (and including) the date of repayment.

This paragraph 2.2 shall prevail over any other provision expressed to the contrary in this Agreement.

3.	ASSISTANCE WITH FINANCING (IF ANY)

THG shall provide (and shall procure that the Group Companies provide and use reasonable endeavours to procure that their respective representatives provide) to the Buyer and any member of the Buyer’s Group, at the Buyer’s sole expense, such cooperation as may be reasonably requested by the Buyer in connection with a financing and any agreement, instrument or other document pursuant to which funds may be made available to the Buyer and/or the Buyer’s Group and/or to finance the payment of the Consideration or any other sum payable by the Buyer in accordance with this Agreement (the “Buyer’s Financing Documents”), including:

3.1.1

furnishing the Buyer and its financing sources as promptly as practicable with available financial and other pertinent available information regarding the Group Companies and other cooperation and assistance as may be reasonably requested by the Buyer (including for the purpose of any collateral or security package forming part of the Buyer’s financing documents);

3.1.2

participating, and using all reasonable endeavours to procure that the senior management, Senior Employees and other representatives of the Group Companies participate, in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with prospective lenders, investors and rating agencies (and their respective agents and advisers) in connection with the financing and any Buyer’s Financing Documents;

3.1.3

assisting, and using all reasonable endeavours to procure that the senior management, Senior Employees and other representatives of the Group Companies assist, with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the financing and any Buyer’s Financing Documents (including requesting any consents of accountants for use of their reports in any materials relating to the financing) and any Buyer’s Financing Documents and in connection with the provision of documentation and information relating to applicable “know your customer” requirements under Law relating to anti-money laundering;

3.1.4	facilitating the taking of corporate action by the Group Companies (subject to occurrence of Completion) as may be reasonably required to permit the completion of the financing; and

3.1.5

executing such deeds, agreements, notices, requests and other documents or providing such evidence or other documents as may be reasonably required prior to Completion as a condition to the entry into by any person (other than a member of the Buyer Group) of, or in respect of the effectiveness or availability of funds under, any Buyer’s Financing Documents, provided that any such deed, agreement, notice, request or other document so executed shall not take effect prior to Completion, provided that this paragraph 3 shall not require the management of any Group Company to spend a disproportionate or unreasonable amount of their time in assisting the Buyer.

ANNEX A

ANNOUNCEMENTS

ANNEX B

FORM OF MAE CERTIFICATE

From:	The Hanover Insurance Group, Inc.

440 Lincoln Street

Worcester

Massachusetts

United States of America

To:	China Reinsurance (Group) Corporation

No.11 Jinrong Avenue

Xicheng District

Beijing

China

Dated: [●]

Dear Sirs,

MAE Certificate

1.

This Certificate has been prepared and is being delivered pursuant to Clause 3.1.11 of the Sale and Purchase Agreement (the “Purchase Agreement”) dated [●] 2018 and entered into between The Hanover Insurance Group, Inc. (“THG”) and China Reinsurance (Group) Corporation (the “Buyer”) for the sale and purchase of shares in the capital of: (i) The Hanover Insurance International Holdings Limited; (ii) Chaucer Insurance Company Designated Activity Company; and (iii) Hanover Australia Holdco Pty Ltd. All capitalised terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Purchase Agreement.

2.	This Certificate is the MAE Certificate as defined therein.

3.

The undersigned hereby certifies on behalf of THG in his or her capacity as a duly authorised officer of THG, and not in his or her individual capacity, that, to the best of knowledge, information and belief of THG, no MAE has occurred between the date of the Purchase Agreement and the date of this Certificate[, other than the matters which, in accordance with Clauses 3.4 and 3.5 of the Purchase Agreement, have been notified and remedied prior to the date of this MAE Certificate, brief details of which are set out in the appendix to this Certificate].

Yours faithfully,

Authorised signatory
For and on behalf of The Hanover Insurance Group, Inc.

Name:

APPENDIX

Potential MAE Matters Notified to the Buyer

Date	Notifying Party	Summary of MAE	Summary of Resolution Actions (including the date of Resolution Actions)
[●]	[●]	[●]	[●]

SIGNED by the parties on the date which first appears in this Agreement.

SIGNED by an authorised signatory for and on behalf of THE HANOVER INSURANCE GROUP, INC	) ) ) )	/s/ Jeffrey M. Farber
Authorised signatory Name: Jeffrey M. Farber

[SPA-signature pages]

SIGNED by an authorised signatory for and on behalf of CHINA REINSURANCE (GROUP) CORPORATION	) ) )	/s/ Yu Chunling
Authorised signatory Name: Yu Chunling

[SPA – signature pages]